UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

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Goldman Sachs Trust

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(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

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(Address of principal executive offices) (Zip code)

| | |
|---|---|
| Howard B. Surloff, Esq. | Copies to: |
| Goldman, Sachs & Co. | Jeffrey A. Dalke, Esq. |
| One New York Plaza | Drinker Biddle & Reath LLP |
| New York, New York 10004 | One Logan Square |
| | 18th and Cherry Streets |
| | Philadelphia, PA 19103 |

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(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

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Date of fiscal year end: August 31

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Date of reporting period: August 31, 2003

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ITEM 1.      REPORTS TO STOCKHOLDERS.

The Annual Report to Stockholders is filed herewith.

# Goldman Sachs Funds

INTERNATIONAL EQUITY FUNDS

*Annual Report  August 31, 2003*



Long-term capital growth potential

through investments in equity markets

located around the world.

Goldman Sachs **Asset Management**

# Goldman Sachs International Equity Funds

- **GOLDMAN SACHS EUROPEAN EQUITY FUND**

- **GOLDMAN SACHS INTERNATIONAL EQUITY FUND**

- **GOLDMAN SACHS JAPANESE EQUITY FUND**

- **GOLDMAN SACHS INTERNATIONAL GROWTH OPPORTUNITIES FUND**

- **GOLDMAN SACHS EMERGING MARKETS EQUITY FUND**

- **GOLDMAN SACHS ASIA GROWTH FUND**

# What Differentiates Goldman Sachs' International Equity Investment Process?

**The Goldman Sachs International Equity Teams combine global resources and local market expertise. We believe that collaboration among research analysts organized into global sector teams provides a competitive advantage when managing regional and multi-regional portfolios. Our goal is to deliver international diversification and strong, consistent investment results through a disciplined investment process that focuses on a combination of local research insight and global perspective, bottom-up stock selection and disciplined portfolio construction.**

**GOLDMAN SACHS' INTERNATIONAL EQUITY INVESTMENT PROCESS**



**1**

GLOBAL RESEARCH TEAMS

▼

**2**

BOTTOM-UP STOCK SELECTION

▼

**3**

DISCIPLINED PORTFOLIO CONSTRUCTION

**1    GLOBAL RESEARCH TEAMS**

- Research teams based in London, Tokyo, Singapore, New York and Tampa with analysts organized into global sector teams
- Intensive dialogue between regional research analysts and portfolio managers creates a global perspective of industry trends and allows us to identify investment opportunities
- Global perspective informed by local market expertise

**2    BOTTOM-UP STOCK SELECTION**

Our research teams identify quality companies, extensively evaluate their businesses and seek the following criteria:

- Possess strong market positions and enduring business franchises
- Led by skilled managers who think and act like owners
- Ability to generate high or improving returns on capital
- Trade at a discount to our analysis of fair value

**3    DISCIPLINED PORTFOLIO CONSTRUCTION**

Portfolio construction is particularly important when constructing capitalization- and region-specific portfolios. Advantages of our stringent portfolio construction process include:

- Effective implementation of research views
- Appropriate distribution of risk across portfolios
- Consistency of overall return

**RESULT**

International equity portfolios that offer:

- Access to markets across the world
- Region- or capitalization-specific diversification opportunities
- Confidence that portfolio managers have hands-on knowledge of each company

# European Equity Fund

## Dear Shareholder,

**This report provides an overview on the performance of the Goldman Sachs European Equity Fund during the one-year reporting period that ended August 31, 2003.**

### Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 7.74%, 7.23%, 7.09%, 8.49%, and 7.96%, respectively. These returns compare to the 9.10% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe Index ("MSCI Europe Index") (unhedged) (with dividends reinvested).

The European equity markets were characterized by continued volatility during the reporting period. September 2002 saw a decline in the MSCI Europe Index followed by improved economic data and monetary stimulus. This led to a rally in the fourth quarter 2002. However, the increasing likelihood of war in the Middle East and weaker consumer data led to a decline in the market during the first quarter of 2003. Since then, investors have begun to focus more of their attention on economic drivers and fundamental developments in the markets. Recent share issues have been enthusiastically received and merger and acquisition activity has increased.

During the reporting period, the Fund's holdings in the Health Care and Industrial sectors detracted from performance, while more positive relative results were generated in the Financial, Consumer Discretionary, and Information Technology sectors. At the stock specific level, BAA PLC, the largest global airport company, hurt results. The company's shares were negatively affected by disappointing earnings numbers, a ratings downgrade by Moody's, and investors' focus on higher risk stocks. Within the Materials sector, an overweight position in Lafarge SA also detracted from performance. Lafarge produces and distributes cement, lime, concrete, gypsum, and specialty products. The company issued a profit warning during the first quarter 2003 and it has been unable to achieve reasonable returns from its acquisition of Blue Circle due to general market weakness. However, we continue to overweight the firm as it has successfully reinvested cash from its high margin domestic business into global markets and has built strong positions in selected emerging cement markets.

The Fund's overweight position in ASML Holdings NV, a supplier of lithography systems to the semi-conductor industry, was a positive contributor to performance. The company reported strong first quarter results with solid growth in bookings and backlog despite the continued difficult environment for semiconductor manufacturers. The shares have performed well on the back of market hopes for an upswing in the semi-conductor industry cycle and increased expectations of an improvement in orders. The Fund's overweight position in European Aeronautic Defense & Space Co. (EADS), a French aviation company that owns Airbus, was also a positive contributor to performance. The company benefited as investor fears over the impact of the conflict in Iraq and SARS began to subside. In addition, the European Union announced budgetary increases for rockets and satellites and Germany moved to acquire a new line of military aircraft from EADS.

## Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period, there were a number of holdings that enhanced results, including the following:

- **Total SA** — Though the Fund remained underweight in the Energy sector, the Fund maintained a select overweight position in Total SA. We believe that the restructuring of the company's chemicals division could substantially reduce its costs and it could benefit from faster earnings growth relative to its peer group.

- **Novartis AG** — The Fund holds an overweight position in Novartis, a global drug company. The company is led by strong management, particularly its divisional heads, and maintains a solid product development pipeline. Several of the company's recently approved drugs are still in their early growth phase (providing strong momentum) and many of its products are highly sales-generative.

- **Royal Bank of Scotland Group PLC** — The Fund's overweight position in Royal Bank of Scotland enhanced results. The company has demonstrated excellent execution in the integration of its acquisition of Nat West. It has also shown above-average growth as it improves its balance sheet and enhances its efficiency.

We thank you for your investment and look forward to your continued confidence.

*Goldman Sachs European Equity Investment Team*

London, September 15, 2003

# European Equity Fund

*as of August 31, 2003*

**Assets Under Management**

$38.6 Million

**Number of Holdings**

40

NASDAQ SYMBOLS

**Class A Shares**

GSEAX

**Class B Shares**

GSUBX

**Class C Shares**

GSUCX

**Institutional Shares**

GSEIX

**Service Shares**

GEESX

## PERFORMANCE REVIEW

| September 1, 2002–August 31, 2003 | Fund Total Return (based on NAV)[1] | MSCI Europe Index (unhedged)[2] |
|---|---|---|
| Class A | 7.74% | 9.10% |
| Class B | 7.23 | 9.10 |
| Class C | 7.09 | 9.10 |
| Institutional | 8.49 | 9.10 |
| Service | 7.96 | 9.10 |

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The MSCI Europe Index (unhedged) (with dividends reinvested) is an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.

## STANDARDIZED TOTAL RETURNS[3]

| For the period ended 6/30/03 | Class A | Class B | Class C | Institutional | Service |
|---|---|---|---|---|---|
| One Year | -10.30% | -10.24% | -6.46% | -4.48% | -4.98% |
| Since inception (10/1/98) | -1.17 | -0.92 | -0.50 | 0.61 | 0.17 |

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

## TOP 10 HOLDINGS AS OF 8/31/03[4]

| Holding | % of Net Assets | Line of Business |
|---|---|---|
| Total SA | 6.3% | Energy |
| Novartis AG | 5.1 | Pharmaceuticals & Biotechnology |
| Anglo Irish Bank Corp. PLC | 4.5 | Banks |
| L'Oreal SA | 4.3 | Household & Personal Products |
| Vodafone Group PLC | 4.0 | Telecommunication Services |
| GlaxoSmithKline PLC | 3.6 | Pharmaceuticals & Biotechnology |
| Credit Agricole SA | 3.6 | Banks |
| Royal Bank of Scotland Group PLC | 3.4 | Banks |
| Credit Suisse Group | 3.2 | Diversified Financials |
| Lafarge SA | 3.2 | Materials |

[4] The top 10 holdings may not be representative of the Fund's future investments.

# International Equity Fund

## Dear Shareholder,

**This report provides an overview on the performance of the Goldman Sachs International Equity Fund during the one-year reporting period that ended August 31, 2003.**

### Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 4.69%, 4.17%, 4.17%, 5.39%, and 4.93%, respectively. These returns compare to the 9.58% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East Index (EAFE) (unhedged) (with dividends reinvested).

During the reporting period, the Fund underperformed its benchmark. This was largely the result of poor stock selection in a number of sectors. In particular, holdings in stocks such as Securitas AB and several Japanese holdings caused the Fund to underperform its benchmark.

Securitas, a global leader in security services, detracted from performance over the period. Even though it reported strong margin improvement in its U.S. operations, sales growth was negligible. While management confirmed that this is in line with their strategy — upon entering a new region, most of the growth comes from price, often at the expense of volume — the market fears that it will not be able to replicate the Securitas model in the U.S. In addition to this concern, the resignation of the head of the U.S. operations did not help sentiment. We believe in the company's ability to implement its strategy over the medium term and believe that, for a high quality company, its valuation remains attractive.

Several Japanese positions detracted from performance in April and May 2003 as the effects of SARS, tension about Korea, and the impact of pension fund legislation change hurt Japanese large-cap stocks in general. Furthermore, the Fund's more defensive holdings such as Kao (household products) and Takeda Chemical Industries Ltd. (pharmaceuticals) lagged the rest of the Japanese market during its rally. At the end of August 2003, we exited our position in Kao and continue to closely monitor Takeda Chemical.

### Portfolio Composition

Throughout the period, we continued to focus on those companies that have strong franchises and balance sheets that generate free cash flow. We believe these types of organizations have the potential to perform well across the market cycle. Our stock selection has led to overweight positions in Information Technology, Telecommunication Services and Financials stocks and underweight positions in the Utilities, Materials, Energy and Consumer Discretionary sectors.

## Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period there were a number of holdings that enhanced results, including the following:

- **VNU NV** — VNU is the world's largest market research company with its ACNielsen and Nielsen Market Research brands. The company's stock price rose during the first quarter 2003 after it reported strong earnings. VNU is a market leader in three key media segments: market research, directories, and business magazines, each of which offers attractive growth opportunities. The Fund continues to maintain an overweight position in the company given its strong fundamentals and our belief that the Media sector will benefit from an upturn in the global economy.

- **SAP AG** — SAP, Europe's largest software provider and a leader in the enterprise software market, contributed to positive performance following results that exceeded analysts' expectations. Margins were better than forecasted due to operational cost cutting and management's positive outlook.

- **European Aeronautic Defense & Space Co. (EADS)** — EADS, a French aviation company that owns Airbus, was a top contributor to performance, as investor fears over the impact of the conflict in Iraq and SARS subsided. Additionally, the company benefited from the European Union's recently announced budgetary increases for rockets and satellites as well as Germany's decision to acquire a new line of military aircraft from the firm.

As always, we appreciate your confidence and look forward to serving your investment needs in the future.

*Goldman Sachs London Active Equity Team*

London, September 15, 2003

# International Equity Fund

*as of August 31, 2003*

**Assets Under Management**

$551.2 Million

**Number of Holdings**

88

NASDAQ SYMBOLS

**Class A Shares**

GSIFX

**Class B Shares**

GSEBX

**Class C Shares**

GSICX

**Institutional Shares**

GSIEX

**Service Shares**

GSISX

## PERFORMANCE REVIEW

| September 1, 2002–August 31, 2003 | Fund Total Return (based on NAV)[1] | MSCI EAFE Index (unhedged)[2] |
|---|---|---|
| Class A | 4.69% | 9.58% |
| Class B | 4.17 | 9.58 |
| Class C | 4.17 | 9.58 |
| Institutional | 5.39 | 9.58 |
| Service | 4.93 | 9.58 |

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The MSCI EAFE Index (unhedged) (with dividends reinvested) is a market capitalization-weighted composite of securities in 21 developed markets. The Index figures do not reflect any deduction for fees, expenses or taxes.

## STANDARDIZED TOTAL RETURNS[3]

| For the period ended 6/30/03 | Class A | Class B | Class C | Institutional | Service |
|---|---|---|---|---|---|
| One Year | -13.19% | -13.13% | -9.49% | -7.47% | -7.97% |
| Five Years | -6.46 | -6.25 | -5.87 | -4.78 | -5.25 |
| Ten Years | 3.07 | N/A | N/A | N/A | 3.76[4] |
| Since Inception | 3.45 (12/1/92) | -0.43 (5/1/96) | -3.67 (8/15/97) | 1.81 (2/7/96) | 4.10[4] (12/1/92) |

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares and the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Service Shares prior to 3/6/96 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the International Equity Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

## TOP 10 HOLDINGS AS OF 8/31/03[5]

| Holding | % of Net Assets | Line of Business |
|---|---|---|
| Vodafone Group PLC | 3.5% | Telecommunications Services |
| Novartis AG | 3.4 | Pharmaceuticals & Biotechnology |
| Total SA | 3.4 | Energy |
| GlaxoSmithKline PLC | 3.2 | Pharmaceuticals & Biotechnology |
| Ricoh Co., Ltd. | 2.5 | Technology Hardware & Equipment |
| Nestle SA | 2.5 | Food, Beverage & Tobacco |
| Nokia Oyj | 2.4 | Technology Hardware & Equipment |
| Zurich Financial Services AG | 2.3 | Insurance |
| Diageo PLC | 2.2 | Food, Beverage & Tobacco |
| ING Groep NV | 2.1 | Diversified Financials |

[5] The top 10 holdings may not be representative of the Fund's future investments.

# Japanese Equity Fund

## Dear Shareholder,

**This report provides an overview on the performance of the Goldman Sachs Japanese Equity Fund during the one-year reporting period that ended August 31, 2003.**

## Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of -4.03%, -4.77%, -4.65%, -3.54%, and -3.86%, respectively. These returns compare to the 9.52% cumulative total return of the Fund's benchmark, the Tokyo Price Index (TOPIX) (unhedged) (with dividends reinvested).

Concerns over deflation, the Iraqi War, and selling pressure from the unwinding of cross-held shares by banks and corporate pension funds adversely affected Japanese equities during the first nine months of the period. However, the market rallied in May 2003 due in part to an inflow of overseas investment money. There were a number of potential reasons for this reversal. First, the relative valuations of Japanese equities were inexpensive; second, corporate earnings as a whole recovered; and third, fears of a financial crisis were eased due to an influx of public funds to support Risona Bank.

In terms of corporate fundamentals, the recurring pretax profit of the TOPIX ex-financial industry rose by 44%. In addition, the estimated fiscal year 2003 recurring pretax profit growth for the same group is estimated to be 13%. In this environment, low priced, lower quality stocks with relatively high financial leverage, low return-on-earnings ("ROE"), and low price/book multiples performed well while blue chip issues were weak. The decrease in risk aversion was in part fueled by moderate government policy moves and expectations for an economic recovery.

With regard to the Fund's relative returns versus its benchmark, stock selection accounted for most of the underperformance. Our investment philosophy is to select companies that have sustainable earnings growth over long periods of time with reliable management teams. This tends to result in selecting companies with low financial leverage and high ROEs. As mentioned above, the market favorites were in sharp contrast to the Fund's portfolio.

In addition to the factors listed above, a number of the Fund's individual stocks performed poorly. Among those that detracted from results were Skylark, Yamato Transport, and Nomura Research Institute. Skylark is a large suburban restaurant chain operator. Beginning in the latter half of 2002, the Japanese restaurant industry suffered declines in customer traffic due to weak consumption and deflation. Skylark was no exception as its monthly store sales fell and its stock prices declined sharply. Yamato Transport is the country's largest door-to-door parcel delivery service company, with a 40% market share. The company's plans to prepare for the postal office's entry to the business led to fears that its costs would increase and Yamato's stock price subsequently fell. Nomura Research Institute is a large system integrator, competitive in the securities, distribution, and government sectors. Before its fiscal year end in March 2003, its earnings were revised downward and the market reacted negatively to this news.

## Sector Allocation

As of August 31, 2003, the Fund held overweight positions in the Business Outsource Services, Office & Home Electronics, and Goods and Materials Logistics sectors. It had underweight positions in Regional Banks, Telecommunications, and Electric and Gas Utilities. The Fund's sector weightings are the result of a bottom-up stock selection process rather than sector-based decisions.

## Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period there were a number of holdings that enhanced results, including the following:

■ **Mitsui O.S.K. Lines Ltd.** — Mitsui O.S.K. is the second largest marine transportation company in Japan. Its stock performed well as investors anticipate that it will be a beneficiary of the expected increase in container freight activity between Asia-U.S.

■ **Nissan Chemical Industries Ltd.** — Nissan Chemical is a mid-size chemical manufacturer and is competitive in functional products such as electronics-related materials. Agrochemical products are the major profit generator for this company. The stock price appreciated, as the sales of electronic materials were larger than expected.

■ **Mitsubishi Tokyo Financial Group, Inc.** — The firm announced a large equity financing in February leading to a significant fall in its stock price. This bank has a relatively strong balance sheet among the big four banking groups in Japan and the financing was meant to enhance its advantageous position. However, due to weak loan demand in general and the bank's low return on assets, the stock did not perform well. The Fund benefited from an underweight position in this stock.

We appreciate your continued support and look forward to reporting on the Fund's progress in the future.

*Goldman Sachs Japanese Equity Team*

Tokyo, September 15, 2003

# Japanese Equity Fund

*as of August 31, 2003*

**Assets Under Management**

$27.5 Million

**Number of Holdings**

78

NASDAQ SYMBOLS

**Class A Shares**

GSJAX

**Class B Shares**

GSJBX

**Class C Shares**

GSJCX

**Institutional Shares**

GSJIX

**Service Shares**

GSJSX

## PERFORMANCE REVIEW

| September 1, 2002–August 31, 2003 | Fund Total Return (based on NAV)[1] | TOPIX (USD) (unhedged)[2] |
|---|---|---|
| Class A | -4.03% | 9.52% |
| Class B | -4.77 | 9.52 |
| Class C | -4.65 | 9.52 |
| Institutional | -3.54 | 9.52 |
| Service | -3.86 | 9.52 |

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Tokyo Price Index (TOPIX) (unhedged) (with dividends reinvested) is an unmanaged composite of all stocks on the first section of the Tokyo Stock Exchange. The Index figures do not reflect any deduction for fees, expenses or taxes.

## STANDARDIZED TOTAL RETURNS[3]

| For the period ended 6/30/03 | Class A | Class B | Class C | Institutional | Service |
|---|---|---|---|---|---|
| One Year | -25.65% | -25.64% | -22.56% | -20.91% | -21.23% |
| Five Years | -5.11 | -4.87 | -4.50 | -3.45 | -3.89 |
| Since inception (5/1/98) | -5.14 | -4.73 | -4.56 | -3.53 | -3.97 |

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

## TOP 10 HOLDINGS AS OF 8/31/03[4]

| Holding | % of Net Assets | Line of Business |
|---|---|---|
| NTT DoCoMo, Inc. | 4.7% | Information & Communication |
| Toyota Motor Corp. | 3.8 | Transportation Equipment |
| Shin-Etsu Chemical Co. Ltd. | 3.7 | Chemicals |
| Ricoh Co. Ltd. | 3.4 | Electric Appliances |
| Takeda Chemical Industries Ltd. | 3.2 | Pharmaceuticals |
| Canon, Inc. | 3.1 | Electric Appliances |
| Nissan Motor Co. Ltd. | 2.9 | Transportation Equipment |
| Hoya Corp. | 2.4 | Precision Instruments |
| The Nomura Securities Co. Ltd. | 2.3 | Securities |
| Yamato Transport Co. Ltd. | 2.2 | Land Transportation |

[4] The top 10 holdings may not be representative of the Fund's future investments.

# International Growth Opportunities Fund

## Dear Shareholder,

**This report provides an overview on the performance of the Goldman Sachs International Growth Opportunities Fund during the one-year reporting period that ended August 31, 2003.**

## Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 15.83%, 15.11%, 15.13%, 16.46%, and 15.98%, respectively. These results compare to the 19.87% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE) Small Cap Index (unhedged) (with dividends reinvested).

The international equity markets were characterized by continued volatility during the reporting period. Most markets fell in September 2002, followed by improved economic data and subdued fears of conflict in the Middle East. This generally led to a market rally in October and November 2002. December was characterized by weakness in the majority of markets that had prevailed throughout most of the year and continued into 2003 as the probability of conflict in Iraq heightened and uncertainty about the state of the global economy weighed on investor confidence.

International equities then enjoyed a strong rebound in the second quarter of 2003, buoyed by the more positive outlook on the geopolitical situation, increased appetite for risk, low valuations, and interest rate cuts from the Federal Reserve Bank and the European Central Bank. The Japanese markets were also up following a period of weakness, aided by better-than-expected economic indicators, subsiding fears over SARS, and economic stimulus measures by the government. The Nikkei 225 Index hit a nine-month high at the beginning of July 2003 on a more optimistic assessment of the Japanese economy. The Bank of Japan's Tankan survey of business sentiment also showed an unexpectedly sharp improvement, beating investors' expectations and showing that business conditions of large corporations improved, especially for manufacturers.

During the reporting period, both stock and sector selection contributed to the Fund's relative underperformance. The Fund's holdings in the Health Care area detracted from relative performance. On the other hand, holdings in the Industrial and Consumer Discretionary sectors helped the Fund to participate in the market rally. At the stock specific level, the largest negative contributor to performance was Omega Pharma SA. The Belgian developer and distributor of over-the-counter and generic drugs performed poorly during the period after an earnings downgrade in the fourth quarter 2002 and disappointing first quarter 2003 results. The company has since recovered and announced better-than-expected second quarter results. Suruga Co. Ltd., a Japanese independent daily necessity manufacturer, also detracted from performance, as consumer-related defensive stocks did not participate in the higher risk-led rally in the second quarter and the beginning of the third quarter of 2003.

## Portfolio Composition

Throughout the period, we continued to focus on those companies that have strong franchises and balance sheets that generate free cash flow. We believe these types of organizations have the potential to perform well across the market cycle. More generally, stock selection has led to overweight positions in Consumer Discretionary, Industrial, and Energy, and underweight positions in the Materials, Financials, and Health Care sectors.

## Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period, there were a number of holdings that enhanced results, including the following:

- **Eniro AB** — Eniro is the leading directories publisher in Sweden with a 74% market share. We believe that Eniro is in an outstanding position to drive both the growth of total online advertising in its home country and the development of its offline business in the Baltic, Scandinavian, and Eastern European markets. With high barriers to entry, large cash flow generation capacity, and low capital expenditure requirements, the company is well positioned in its niche.

- **Anglo Irish Bank Corp. PLC** — Anglo Irish Bank provides a range of banking and other financial services to customers including secured lending and general banking. The company benefits from stringent lending criteria including securing collateral against the personal assets of business owners; hence limiting bad debt exposure. We believe it is well positioned to take advantage of continued economic growth and increased penetration of financial products in the Irish economy. In addition, the company maintains a strong track record of delivering shareholder returns over the long term, as well as a lower-than-average risk profile within the Financial sector.

- **Sindo Ricoh Co. Ltd.** — We continue to have a high conviction in Sindo Ricoh, the largest office equipment supplier in Korea. We believe that increased digitalization in the Korean copier market should support strong revenue and operating profit growth for the firm, particularly as it leverages off its analog copier base of clients. The company continues to gain market share and should benefit from its contracts with Lexmark, which has entered into a partnership with Dell to manufacture Dell branded printers.

We thank you for your investment and look forward to your continued confidence.

*Goldman Sachs International Small Cap Equity Investment Team*

London, September 15, 2003

# International Growth Opportunities Fund

*as of August 31, 2003*

**Assets Under Management**

$61.6 Million

**Number of Holdings**

143

NASDAQ SYMBOLS

**Class A Shares**

GISAX

**Class B Shares**

GISBX

**Class C Shares**

GISCX

**Institutional Shares**

GISIX

**Service Shares**

GISSX

## PERFORMANCE REVIEW

| September 1, 2002–August 31, 2003 | Fund Total Return (based on NAV)[1] | MSCI EAFE Small Cap Index (unhedged)[2] |
|---|---|---|
| Class A | 15.83% | 19.87% |
| Class B | 15.11 | 19.87 |
| Class C | 15.13 | 19.87 |
| Institutional | 16.46 | 19.87 |
| Service | 15.98 | 19.87 |

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The MSCI EAFE Small Cap Index (unhedged) (with dividends reinvested), inception date 1/15/98, includes approximately 1,000 securities from 21 developed markets with a capitalization range between $200 million and $1.5 billion and a general regional allocation of 55% Europe, 31% Japan and 14% Australasia. The Index figures do not reflect any deduction for fees, expenses or taxes.

## STANDARDIZED TOTAL RETURNS[3]

| For the period ended 6/30/03 | Class A | Class B | Class C | Institutional | Service |
|---|---|---|---|---|---|
| One Year | -12.80% | -12.93% | -9.26% | -7.22% | -7.81% |
| Five Years | -2.87 | -2.63 | -2.24 | -1.14 | -1.66 |
| Since inception (5/1/98) | -2.13 | -1.71 | -1.52 | -0.43 | -0.95 |

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

## TOP 10 HOLDINGS AS OF 8/31/03[4]

| Holding | % of Net Assets | Line of Business |
|---|---|---|
| Anglo Irish Bank Corp. PLC | 1.8% | Banks |
| Sindo Ricoh Co. Ltd. | 1.8 | Technology Hardware & Equipment |
| Heijmans NV | 1.7 | Capital Goods |
| Sinotrans Ltd. Class H | 1.6 | Transportation |
| Esprit Holdings Ltd. | 1.5 | Retailing |
| Schibsted ASA | 1.5 | Media |
| Buhrmann NV | 1.4 | Commercial Services & Supplies |
| Eniro AB | 1.3 | Media |
| Promina Group Ltd. | 1.3 | Insurance |
| Westfield Holdings Ltd. | 1.2 | Real Estate |

[4] The top 10 holdings may not be representative of the Fund's future investments.

# Emerging Markets Equity Fund

## Dear Shareholder,

**This report provides an overview on the performance of the Goldman Sachs Emerging Markets Equity Fund during the one-year reporting period that ended August 31, 2003.**

## Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 28.01%, 27.29%, 27.10%, 28.77%, and 28.15%, respectively. These returns compare to the 29.27% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Emerging Markets Free (EMF) Index (with dividends reinvested).

Like the asset class generally, the Emerging Market Equity Fund exhibited strong absolute performance during the review period. Overall, emerging market equity markets showed positive performance due to, among other things, ample global liquidity conditions, the rise of economic leading indicators and significant upgrades of earnings and profitability of emerging market companies.

On a regional basis, the Fund's holdings in Europe, Middle East, Africa (EMEA) were the top performers over the review period, followed by Asia ex-Japan. Overweight positions in South Africa, Russia, and Thailand were also positive contributors to results, while our overweight in Korea detracted from performance.

At the stock level, our overweight in Asian banks detracted from performance over the review period due to our overweight in Hana Bank (Korea). Hana Bank, a sizable holding in the portfolio, underperformed the market due to concerns about the bank's exposure to the chaebol SK Global, which is being investigated for accounting irregularities. Although Hana Bank's earnings for 2003 will be significantly reduced as a result of a write-off, we believe the bank's balance sheet should allow it to weather the crisis.

## Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period, there were a number of holdings that enhanced results, including the following:

- **YUKOS ADR** — Shares in YUKOS, Russia's largest oil and gas company, saw a rally towards the end of the reporting period following strong operating performance and news that Russia's Antimonopoly Ministry approved YUKOS' merger with its smaller rival Sibneft, paving the way for the creation of the world's sixth-largest publicly traded oil and gas firm. YUKOS said in April that it had agreed to take Sibneft over for $3 billion in cash for the 20%-minus-one-share stake and a subsequent share swap.

■ **Companhia Siderúrgica Nacional** — Companhia Siderúrgica Nacional, Brazil's largest steel producer, performed strongly over the period benefiting from rising global steel prices and the company's highly competitive cost structure.

■ **Mobile Telesystems ADR** — Mobile Telesystems (MTS), a leading provider of mobile telephony in Russia, performed strongly thanks to strong earnings results and evidence of continued growth in the Russian mobile market. The rate of subscriber growth continues to beat market expectations and we believe that MTS is best placed among its peers to benefit from this growth.

We thank you for your investment and look forward to your continued confidence.

*Goldman Sachs Emerging Markets Equity Investment Team*

New York, London and Singapore
September 15, 2003

# Emerging Markets Equity Fund

*as of August 31, 2003*

**Assets Under Management**

$105.2 Million

**Number of Holdings**

72

NASDAQ SYMBOLS

**Class A Shares**

GEMAX

**Class B Shares**

GEKBX

**Class C Shares**

GEMCX

**Institutional Shares**

GEMIX

**Service Shares**

GEMSX

## PERFORMANCE REVIEW

| September 1, 2002–August 31, 2003 | Fund Total Return (based on NAV)[1] | MSCI EMF Index[2] |
|---|---|---|
| Class A | 28.01% | 29.27% |
| Class B | 27.29 | 29.27 |
| Class C | 27.10 | 29.27 |
| Institutional | 28.77 | 29.27 |
| Service | 28.15 | 29.27 |

[1] *The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The MSCI EMF Index (with dividends reinvested) is an unmanaged market capitalization-weighted composite of securities in over 30 emerging market countries. "Free" indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.*

## STANDARDIZED TOTAL RETURNS[3]

| For the period ended 6/30/03 | Class A | Class B | Class C | Institutional | Service |
|---|---|---|---|---|---|
| One Year | -3.79% | -3.68% | 0.18% | 2.38% | 1.96% |
| Five Years | -0.97 | -0.75 | -0.37 | 0.77 | 0.24 |
| Since Inception (12/15/97) | -3.74 | -3.37 | -3.19 | -2.09 | -2.91 |

[3] *The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

*Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.*

## TOP 10 COMPANY HOLDINGS AS OF 8/31/03[4]

| Holding | % of Net Assets | Line of Business |
|---|---|---|
| Samsung Electronics Co. Ltd. | 7.8% | Semiconductors & Semiconductor Equipment |
| Anglo American | 4.7 | Materials |
| Taiwan Semiconductor | 3.8 | Semiconductors & Semiconductor Equipment |
| Hana Bank | 3.8 | Banks |
| YUKOS ADR | 3.5 | Energy |
| Hyundai Motor Co. Ltd. | 3.1 | Automobiles & Components |
| Telefonos de Mexico SA ADR | 2.8 | Telecommunication Services |
| OTP Bank Rt. GDR | 2.6 | Banks |
| Sberbank RF | 2.3 | Banks |
| LUKOIL ADR | 2.2 | Energy |

[4] *The top 10 company holdings may not be representative of the Fund's future investments.*

# Asia Growth Fund

## Dear Shareholder,

**This report provides an overview on the performance of the Goldman Sachs Asia Growth Fund during the one-year reporting period that ended August 31, 2003.**

### Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, and Institutional Shares generated cumulative total returns, without sales charges, of 8.20%, 7.62%, 7.53%, and 9.35%, respectively. These returns compare to the 15.31% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) All Country (AC) Asia Free ex-Japan Index (unhedged).

The reporting period was characterized by periods of extreme volatility. The Asian markets fell sharply in September 2002, followed by a sharp rally the next month, culminating in a peak in January 2003. The next three months saw a reversal, erasing earlier gains. Geopolitical tensions were at the forefront, contributing to worries of high oil prices and an unstable macro environment. In addition, incidents of, and resulting fears of, SARS dealt a blow to many Asian economies. Then, from March to the end of the reporting period, Asian equities rallied strongly over renewed optimism about a recovery in the U.S. and a strong surge in liquidity.

The Fund underperformed its benchmark over the period. An overweight position in Korea in the first half of the period was a drag on performance. In addition, the Fund's exposure to Korean consumer stocks detracted from results as consumer credit problems began to mount. Somewhat offsetting this was a positive contribution from Hong Kong and China where the Fund's portfolio was focused on Banking and Consumer Discretionary stocks.

In the second half of the period, an overweight position in India helped drive performance through our focus on Financials, Pharmaceutical, and Auto stocks. In Taiwan, our stock selection provided an absolute contribution to performance although our underweight position versus the benchmark hurt relative results. Negative contributions came from Singapore and Hong Kong, where our defensive positioning underperformed as these markets rose sharply.

In terms of individual stocks, CJ Home Shopping, Realtek, and Korean Air were examples of holdings that detracted from performance. CJ Home Shopping is a leading home shopping company in Korea. The company has been gaining market share and enjoying rising margins through scale and a better product mix. However, its stock lagged during the reporting period as consumption growth slowed significantly due to weaker consumer confidence and government's tightening of credit spending. Realtek is a Taiwanese integrated circuit design company that specializes in networking products for PCs. After gaining impressive market share and generating strong growth over the past few years, rapid changes in the demand for communications products caused Realtek sales growth to suffer and its stock price fell. Korean Air is the largest Korean airline and it performed poorly primarily due to the adverse effects associated with the U.S.-Iraq conflict and the subsequent SARS outbreak in Asia. With fuel representing 20% of overall costs, high oil prices during the conflict negatively impacted the company's bottom line. The emergence of SARS in Asia shortly after the war in Iraq was underway caused a decrease in the global demand for travel to Asia.

## Portfolio Composition

As of August 31, 2003, the Fund held overweight positions in Singapore, India, Thailand, and Indonesia and underweight positions in Hong Kong, Korea, China, Taiwan, Philippines, and Malaysia.

## Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period, there were a number of holdings that enhanced results, including the following:

- **Techtronic Industries Co. Ltd.** — Techtronic is a global supplier of home improvement products. Its major segments include power tools and outdoor power equipment. Through acquisitions over the past few years, Techtronic has transformed itself into a leading power tools manufacturer.

- **Ranbaxy Laboratories Ltd.** — Ranbaxy manufactures and distributes a wide range of pharmaceutical drugs in bulk and dosage form. The company engages in research and development activities as well, developing drugs for the local and the export market. Ranbaxy manufactures pharmaceuticals that have gone off patent but also challenges patents on certain drugs where it feels that it has a strong case and the risk-rewards are worthwhile. Exports are propelling the firm's growth, in particular an emphasis on generic exports.

- **Land and Houses Public Co. Ltd.** — Land and Houses is a real estate developer in Thailand. The company has been benefiting from several factors, including a low interest rate environment, increased consumer confidence, and pent-up demand for housing, which has been gaining momentum since the Asian currency crisis in 1997/98.

We thank you for your investment and we look forward to your continued confidence in the future.

*Goldman Sachs Asia Equity Investment Team*

Singapore, September 15, 2003

# Asia Growth Fund

*as of August 31, 2003*

**Assets Under Management**

$42.6 Million

**Number of Holdings**

87

NASDAQ SYMBOLS

**Class A Shares**

GSAGX

**Class B Shares**

GSABX

**Class C Shares**

GSACX

**Institutional Shares**

GSAIX

## PERFORMANCE REVIEW

| September 1, 2002–August 31, 2003 | Fund Total Return (based on NAV)[1] | MSCI AC Asia Free (Ex Japan) Index (unhedged)[2] |
|---|---|---|
| Class A | 8.20% | 15.31% |
| Class B | 7.62 | 15.31 |
| Class C | 7.53 | 15.31 |
| Institutional | 9.35 | 15.31 |

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The unmanaged MSCI AC Asia Free ex Japan Index (unhedged) is a market capitalization-weighted composite of securities in 11 Asian countries. "Free" indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.

## STANDARDIZED TOTAL RETURNS[3]

| For the period ended 6/30/03 | Class A | Class B | Class C | Institutional |
|---|---|---|---|---|
| One Year | -17.40% | -17.51% | -14.18% | -11.80% |
| Five Years | 1.12 | 1.39 | 1.71 | 3.04 |
| Since Inception | -6.53 (7/8/94) | -10.71 (5/1/96) | -11.56 (8/15/97) | -8.78 (2/2/96) |

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

## TOP 10 COMPANY HOLDINGS AS OF 8/31/03[4]

| Holding | % of Net Assets | Line of Business |
|---|---|---|
| Samsung Electronics Co. Ltd. | 8.9% | Electronic & Other Electric Equipment |
| United Overseas Bank Ltd. | 2.9 | Depository Institutions |
| Taiwan Semiconductor | 2.7 | Electronic & Other Electric Equipment |
| China Mobile Ltd. | 2.7 | Communication |
| Oversea-Chinese Banking Corp. Ltd. | 2.4 | Depository Institutions |
| Hyundai Motor Co. Ltd. | 2.4 | Auto Repair, Services & Parking |
| Hang Seng Bank Ltd. | 2.3 | Holding & Other Investments |
| Hana Bank | 2.2 | Depository Institutions |
| Hutchison Whampoa Ltd. | 2.2 | Holding & Other Investments |
| Hon Hai Precision | 2.0 | Electronic & Other Electric Equipment |

[4] The top 10 company holdings may not be representative of the Fund's future investments.

# Performance Summary

*August 31, 2003*

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on October 1, 1998 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs European Equity Fund. For comparative purposes, the performance of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe Index (''MSCI Europe Index'') (unhedged) with dividends reinvested, is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

**European Equity Fund's Lifetime Performance**

**Performance of a $10,000 Investment, Distributions Reinvested October 1, 1998 to August 31, 2003.**



| Average Annual Total Return through August 31, 2003 | Since Inception | One Year |
| --- | --- | --- |
| **Class A (commenced October 1, 1998)** | | |
| Excluding sales charges | 0.36% | 7.74% |
| Including sales charges | −0.79% | 1.87% |
| **Class B (commenced October 1, 1998)** | | |
| Excluding contingent deferred sales charges | −0.15% | 7.23% |
| Including contingent deferred sales charges | −0.56% | 2.23% |
| **Class C (commenced October 1, 1998)** | | |
| Excluding contingent deferred sales charges | −0.15% | 7.09% |
| Including contingent deferred sales charges | −0.15% | 6.09% |
| **Institutional Class (commenced October 1, 1998)** | 0.99% | 8.49% |
| **Service Class (commenced October 1, 1998)** | 0.54% | 7.96% |

# Statement of Investments

*August 31, 2003*

| Shares | Description | Value |
|---|---|---|
| **Common Stocks – 97.3%** | | |
| **Finland – 2.8%** | | |
| 65,569 | Nokia Oyj (Technology Hardware & Equipment) | $ 1,075,483 |
| **France – 23.1%** | | |
| 18,830 | Aventis SA (Pharmaceuticals & Biotechnology) | 915,802 |
| 72,496 | Credit Agricole SA (Banks) | 1,378,784 |
| 34,060 | France Telecom SA* (Telecommunication Services) | 846,232 |
| 23,706 | L'Oreal SA (Household & Personal Products) | 1,649,674 |
| 18,296 | Lafarge SA (Materials) | 1,229,954 |
| 5,240 | Pinault-Printemps-Redoute SA (Retailing) | 450,767 |
| 15,972 | Total SA (Energy) | 2,452,968 |
| | | 8,924,181 |
| **Germany – 3.5%** | | |
| 22,128 | Bayerische Motoren Werke (BMW) AG (Automobiles & Components) | 875,508 |
| 4,038 | SAP AG (Software & Services) | 485,202 |
| | | 1,360,710 |
| **Ireland – 4.5%** | | |
| 175,456 | Anglo Irish Bank Corp. PLC (Banks) | 1,734,184 |
| **Italy – 1.3%** | | |
| 213,948 | Telecom Italia SpA* (Telecommunication Services) | 503,336 |
| **Netherlands – 11.5%** | | |
| 56,935 | ASML Holdings NV* (Semiconductors & Semiconductor Equipment) | 898,188 |
| 52,559 | European Aeronautic Defense & Space Co. (Capital Goods) | 832,043 |
| 50,242 | ING Groep NV (Diversified Financials) | 980,948 |
| 11,604 | Royal Dutch Petroleum Co. (Energy) | 518,567 |
| 16,673 | VNU NV (Media) | 518,724 |
| 44,964 | Wolters Kluwer NV (Media) | 700,440 |
| | | 4,448,910 |
| **Spain – 3.4%** | | |
| 12,516 | Acerinox SA (Materials) | 531,116 |
| 31,348 | Industria de Diseno Textil SA (Retailing) | 780,574 |
| | | 1,311,690 |
| **Sweden – 2.0%** | | |
| 62,317 | Securitas AB Series B (Commercial Services & Supplies) | 763,780 |
| **Switzerland – 13.8%** | | |
| 12,531 | Adecco SA (Commercial Services & Supplies) | 633,869 |

| Shares | Description | Value |
|---|---|---|
| **Common Stocks – (continued)** | | |
| **Switzerland – (continued)** | | |
| 8,817 | Converium Holding AG (Insurance) | $ 397,179 |
| 39,619 | Credit Suisse Group (Diversified Financials) | 1,238,403 |
| 53,808 | Novartis AG (Pharmaceuticals & Biotechnology) | 1,979,861 |
| 8,374 | Zurich Financial Services AG* (Insurance) | 1,076,927 |
| | | 5,326,239 |
| **United Kingdom – 31.4%** | | |
| 168,759 | BAA PLC (Transportation) | 1,213,952 |
| 62,448 | British Sky Broadcasting Group PLC* (Media) | 652,148 |
| 196,347 | BT Group PLC (Telecommunication Services) | 569,917 |
| 32,315 | Carnival PLC (Hotels Restaurants & Leisure) | 1,047,576 |
| 67,739 | Exel PLC (Transportation) | 721,294 |
| 73,359 | GlaxoSmithKline PLC (Pharmaceuticals & Biotechnology) | 1,396,788 |
| 125,669 | Kingfisher PLC (Retailing) | 539,221 |
| 97,105 | Northern Rock PLC (Banks) | 1,047,007 |
| 134,822 | Prudential PLC (Insurance) | 928,356 |
| 19,553 | Reckitt Benckiser PLC (Household & Personal Products) | 367,054 |
| 52,751 | Royal Bank of Scotland Group PLC (Banks) | 1,309,800 |
| 21,400 | Shell Transport & Trading Co. PLC (Energy) | 133,853 |
| 838,690 | Vodafone Group PLC (Telecommunication Services) | 1,531,412 |
| 77,036 | WPP Group PLC (Media) | 700,588 |
| | | 12,158,966 |
| **TOTAL COMMON STOCKS** (Cost $34,819,847) | | $ 37,607,479 |
| **TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL** (Cost $34,819,847) | | $ 37,607,479 |
| **Securities Lending Collateral – 3.3%** | | |
| 1,273,938 | Boston Global Investment Trust – Enhanced Portfolio | $ 1,273,938 |
| **TOTAL SECURITIES LENDING COLLATERAL** (Cost $1,273,938) | | $ 1,273,938 |
| **TOTAL INVESTMENTS** (Cost $36,093,785) | | $ 38,881,417 |

* Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

# Statement of Investments (continued)

*August 31, 2003*

|  | As a % of Net Assets |
|---|---|
| **Common Stock Industry Classifications††** | |
| Automobiles & Components | 2.3% |
| Banks | 14.2 |
| Capital Goods | 2.1 |
| Commercial Services & Supplies | 3.6 |
| Diversified Financials | 5.7 |
| Energy | 8.0 |
| Hotels Restaurants & Leisure | 2.7 |
| Household & Personal Products | 5.2 |
| Insurance | 6.2 |
| Materials | 4.6 |
| Media | 6.7 |
| Pharmaceuticals & Biotechnology | 11.1 |
| Retailing | 4.6 |
| Semiconductors & Semiconductor Equipment | 2.3 |
| Software & Services | 1.3 |
| Technology Hardware & Equipment | 2.8 |
| Telecommunication Services | 8.9 |
| Transportation | 5.0 |
| **TOTAL COMMON STOCK** | **97.3%** |

†† Industry concentrations greater than one tenth of one percent are disclosed.

# Performance Summary

*August 31, 2003*

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on December 1, 1992 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs International Equity Fund. For comparative purposes, the performance of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe, Australasia and Far East (EAFE) Index (''MSCI EAFE Index'') (unhedged) with dividends reinvested, is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

## International Equity Fund's Lifetime Performance

**Performance of a $10,000 Investment, Distributions Reinvested December 1, 1992 to August 31, 2003.**



| Average Annual Total Return through August 31, 2003 | Since Inception | Ten Years | Five Years | One Year |
|---|---|---|---|---|
| **Class A (commenced December 1, 1992)** | | | | |
| Excluding sales charges | 4.21% | 3.12% | −2.59% | 4.69% |
| Including sales charges | 3.66% | 2.54% | −3.69% | −1.03% |
| **Class B (commenced May 1, 1996)** | | | | |
| Excluding contingent deferred sales charges | −0.05% | n/a | −3.08% | 4.17% |
| Including contingent deferred sales charges | −0.05% | n/a | −3.47% | −0.87% |
| **Class C (commenced August 15, 1997)** | | | | |
| Excluding contingent deferred sales charges | −3.14% | n/a | −3.08% | 4.17% |
| Including contingent deferred sales charges | −3.14% | n/a | −3.08% | 3.15% |
| **Institutional Class (commenced February 7, 1996)** | 2.16% | n/a | −1.97% | 5.39% |
| **Service Class (commenced March 6, 1996)** | 1.43% | n/a | −2.43% | 4.93% |

# Statement of Investments

*August 31, 2003*

| Shares | Description | Value |
|---|---|---|
| **Common Stocks – 98.0%** | | |
| **Australia – 0.9%** | | |
| 2,671,531 | Promina Group Ltd.* (Insurance) | $ 5,186,927 |
| **Denmark – 0.5%** | | |
| 445 | A P Moller - Maersk A/S (Transportation) | 2,925,443 |
| **Finland – 2.4%** | | |
| 807,481 | Nokia Oyj (Technology Hardware & Equipment) | 13,244,553 |
| **France – 13.2%** | | |
| 157,472 | Aventis SA (Pharmaceuticals & Biotechnology) | 7,658,693 |
| 229,165 | BNP Paribas SA (Banks) | 11,432,704 |
| 288,897 | France Telecom SA (Telecommunication Services) | 7,177,739 |
| 139,754 | L'Oreal SA (Household & Personal Products) | 9,725,325 |
| 113,346 | Lafarge SA (Materials) | 7,619,717 |
| 29,776 | LVMH Moet Hennessy Louis Vuitton SA (Consumer Durables & Apparel) | 1,792,201 |
| 37,967 | Pinault-Printemps-Redoute SA (Retailing) | 3,266,080 |
| 216,923 | STMicroelectronics NV (Semiconductors & Semiconductor Equipment) | 5,401,445 |
| 120,491 | Total SA (Energy) | 18,504,919 |
| | | 72,578,823 |
| **Germany – 2.8%** | | |
| 152,677 | Bayerische Motoren Werke (BMW) AG (Automobiles & Components) | 6,040,761 |
| 46,454 | Deutsche Bank AG (Diversified Financials) | 2,688,284 |
| 54,419 | SAP AG (Software & Services) | 6,538,933 |
| | | 15,267,978 |
| **Greece – 0.6%** | | |
| 149,290 | Alpha Bank A.E. (Banks) | 3,118,319 |
| **Hong Kong – 1.5%** | | |
| 3,303,000 | Cathay Pacific Airways Ltd. (Transportation) | 5,653,755 |
| 238,400 | Hang Seng Bank Ltd. (Banks) | 2,636,407 |
| | | 8,290,162 |
| **Hungary – 1.1%** | | |
| 263,400 | OTP Bank RT. GDR (Banks) | 6,005,520 |
| **Ireland – 2.6%** | | |
| 635,119 | Allied Irish Banks PLC (Banks) | 8,870,506 |
| 453,212 | Bank of Ireland (Banks) | 5,388,687 |
| | | 14,259,193 |
| **Italy – 4.5%** | | |
| 3,127,000 | Banca Intesa SpA (Banks) | 9,402,025 |
| 247,590 | ENI SpA (Energy) | 3,745,309 |
| 951,452 | Telecom Italia SpA (Telecommunication Services) | 2,238,396 |

| Shares | Description | Value |
|---|---|---|
| **Common Stocks – (continued)** | | |
| **Italy – (continued)** | | |
| 1,976,950 | UniCredito Italiano SpA (Banks) | $ 9,193,317 |
| | | 24,579,047 |
| **Japan – 19.3%** | | |
| 232,300 | C&S Co. Ltd. (Food & Staples Retailing) | 3,350,567 |
| 265 | Canon, Inc. (Technology Hardware & Equipment) | 12,741 |
| 852,000 | Fuji Heavy Industries Ltd. (Automobiles & Components) | 4,198,483 |
| 319,000 | Fuji Photo Film Co. Ltd. (Consumer Durables & Apparel) | 9,568,496 |
| 233,000 | Honda Motor Co. Ltd. (Automobiles & Components) | 9,484,938 |
| 52 | Hoya Corp. (Technology Hardware & Equipment) | 3,979 |
| 382,000 | Konica Minolta Holdings, Inc. (Technology Hardware & Equipment) | 5,234,760 |
| 876,000 | Mitsui O.S.K. Lines Ltd. (Transportation) | 3,040,494 |
| 790 | Mitsui Sumitomo Insurance Co. (Insurance) | 4,719 |
| 633,000 | Nomura Holdings Inc. (Diversified Financials) | 9,211,415 |
| 1,514 | NTT DoCoMo, Inc. (Telecommunication Services) | 3,892,531 |
| 102,800 | ORIX Corp. (Diversified Financials) | 6,827,784 |
| 744,000 | Ricoh Co. Ltd. (Technology Hardware & Equipment) | 13,708,703 |
| 69,800 | Rohm Co. Ltd. (Semiconductors & Semiconductor Equipment) | 9,116,442 |
| 11,600 | Seiko Epson Corp. (Commercial Services & Supplies) | 313,151 |
| 277,800 | Shin-Etsu Chemical Co. Ltd. (Materials) | 10,903,921 |
| 11 | SMC Corp. (Capital Goods) | 1,224 |
| 24,000 | Sumitomo Corp. (Capital Goods) | 148,708 |
| 124 | Sumitomo Mitsui Financial Group, Inc. (Banks) | 432,515 |
| 304,300 | Takeda Chemical Industries Ltd. (Pharmaceuticals & Biotechnology) | 11,005,236 |
| 213,700 | Toppan Forms Co. Ltd. (Commercial Services & Supplies) | 2,335,069 |
| 307,000 | Yamato Transport Co. Ltd. (Transportation) | 3,654,480 |
| | | 106,450,356 |
| **Mexico – 0.9%** | | |
| 6,392,675 | Grupo Financiero BBVA Bancomer SA de CV Class B (Banks) | 5,185,088 |
| **Netherlands – 5.6%** | | |
| 633,166 | European Aeronautic Defense & Space Co.* (Capital Goods) | 10,023,428 |

| Shares | Description | Value |
|---|---|---|
| **Common Stocks – (continued)** | | |
| **Netherlands – (continued)** | | |
| 600,248 | ING Groep NV (Diversified Financials) | $ 11,719,521 |
| 16,989 | Royal Dutch Petroleum Co. (Energy) | 759,214 |
| 274,987 | VNU NV (Media) | 8,555,291 |
| | | 31,057,454 |
| **Russia – 1.6%** | | |
| 40,100 | Mobile Telesystems ADR (Telecommunication Services) | 2,826,248 |
| 102,300 | YUKOS ADR (Energy) | 5,856,675 |
| | | 8,682,923 |
| **Singapore – 1.7%** | | |
| 4,891,000 | MobileOne Ltd. (Telecommunication Services) | 3,849,643 |
| 779,500 | United Overseas Bank Ltd. (Banks) | 5,646,296 |
| | | 9,495,939 |
| **South Korea – 2.6%** | | |
| 456,703 | Hana Bank GDR (Banks) | 6,647,541 |
| 175,121 | Hyundai Motor Co. Ltd. GDR† (Automobiles & Components) | 2,889,496 |
| 26,800 | Samsung Electronic GDR† (Semiconductors & Semiconductor Equipment) | 4,971,400 |
| | | 14,508,437 |
| **Spain – 2.8%** | | |
| 135,660 | Banco Popular Espanol SA (Banks) | 6,114,653 |
| 160,388 | Industria de Diseno Textil SA (Inditex) (Retailing) | 3,993,708 |
| 451,037 | Telefonica de Espana SA (Telecommunication Services) | 5,315,488 |
| | | 15,423,849 |
| **Sweden – 1.0%** | | |
| 132,816 | Eniro AB (Media) | 1,087,875 |
| 359,864 | Securitas AB Series B (Commercial Services & Supplies) | 4,410,625 |
| | | 5,498,500 |
| **Switzerland – 10.3%** | | |
| 82,791 | Adecco SA (Commercial Services & Supplies) | 4,187,906 |
| 126,572 | Converium Holding AG (Insurance) | 5,701,686 |
| 62,544 | Nestle SA (Food Beverage & Tobacco) | 13,629,064 |
| 509,898 | Novartis AG (Pharmaceuticals & Biotechnology) | 18,761,653 |
| 32,018 | Syngenta AG (Materials) | 1,761,430 |

| Shares | Description | Value |
|---|---|---|
| **Common Stocks – (continued)** | | |
| **Switzerland – (continued)** | | |
| 96,613 | Zurich Financial Services AG (Insurance) | $ 12,424,778 |
| | | 56,466,517 |
| **United Kingdom – 22.1%** | | |
| 1,139,462 | BAA PLC (Transportation) | 8,196,611 |
| 555,611 | BP PLC (Energy) | 3,760,086 |
| 446,418 | British Sky Broadcasting Group PLC (Media) | 4,661,969 |
| 1,495,117 | BT Group PLC* (Telecommunication Services) | 4,339,729 |
| 1,206,804 | Cable & Wireless PLC (Telecommunication Services) | 2,265,444 |
| 681,146 | Capita Group PLC (Commercial Services & Supplies) | 2,592,252 |
| 165,731 | Carnival PLC (Hotels Restaurants & Leisure) | 5,372,609 |
| 1,112,786 | Diageo PLC (Food Beverage & Tobacco) | 11,901,755 |
| 550,105 | Exel PLC (Transportation) | 5,857,591 |
| 917,831 | GlaxoSmithKline PLC (Pharmaceuticals & Biotechnology) | 17,475,904 |
| 1,046,576 | Prudential PLC (Insurance) | 7,206,505 |
| 256,780 | Reckitt Benckiser PLC (Household & Personal Products) | 4,820,341 |
| 339,574 | Royal Bank of Scotland Group PLC (Banks) | 8,431,577 |
| 3,036,006 | Tesco PLC (Food & Staples Retailing) | 10,344,894 |
| 10,426,992 | Vodafone Group PLC (Telecommunication Services) | 19,039,244 |
| 607,517 | WPP Group PLC (Media) | 5,524,938 |
| | | 121,791,449 |
| **TOTAL COMMON STOCKS (Cost $498,630,310)** | | $540,016,477 |

| Principal Amount | Interest Rate | Maturity Date | Value |
|---|---|---|---|
| **Short-Term Obligation – 1.9%** | | | |
| State Street Bank & Trust Euro – Time Deposit $10,349,000 | 0.94% | 09/02/2003 | $ 10,349,000 |
| **TOTAL SHORT-TERM OBLIGATION (Cost $10,349,000)** | | | $ 10,349,000 |
| **TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $508,979,310)** | | | $550,365,477 |

# Statement of Investments (continued)

*August 31, 2003*

| Shares | Description | Value |
|---|---|---|
| **Securities Lending Collateral – 11.5%** | | |
| 63,483,453 | Boston Global Investment Trust – Enhanced Portfolio | $ 63,483,453 |
| **TOTAL SECURITIES LENDING COLLATERAL (Cost $63,483,453)** | | $ 63,483,453 |
| **TOTAL INVESTMENTS (Cost $572,462,763)** | | $613,848,930 |

\* Non-income producing security.

† Security is exempt from registration under rule 144A of the Securities Act of 1933. Such security may be resold, normally to qualified institutional buyers in transactions exempt from registration. The market value of 144A securities amounts to $7,860,896 which represents 1.4% of net assets as of August 31, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

**Investment Abbreviations:**
ADR—American Depositary Receipt
GDR—Global Depositary Receipt

| Common Stock Industry Classifications†† | As a % of Net Assets |
|---|---|
| Automobiles & Components | 4.1% |
| Banks | 16.1 |
| Capital Goods | 1.9 |
| Commercial Services & Supplies | 2.5 |
| Consumer Durables & Apparel | 2.1 |
| Diversified Financials | 5.5 |
| Energy | 5.9 |
| Food & Staples Retailing | 2.5 |
| Food Beverage & Tobacco | 4.6 |
| Hotels Restaurants & Leisure | 1.0 |
| Household & Personal Products | 2.6 |
| Insurance | 5.6 |
| Materials | 3.7 |
| Media | 3.6 |
| Pharmaceuticals & Biotechnology | 10.0 |
| Retailing | 1.3 |
| Semiconductors & Semiconductor Equipment | 3.5 |
| Software & Services | 1.2 |
| Technology Hardware & Equipment | 5.8 |
| Telecommunication Services | 9.2 |
| Transportation | 5.3 |
| TOTAL COMMON STOCK | 98.0% |

†† Industry concentrations greater than one tenth of one percent are disclosed.

# Performance Summary

*August 31, 2003*

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on May 1, 1998 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Japanese Equity Fund. For comparative purposes, the performance of the Fund's benchmark, the Tokyo Price Index ("TOPIX") (unhedged) with dividends reinvested, is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

**Japanese Equity Fund's Lifetime Performance**

**Performance of a $10,000 Investment, Distributions Reinvested May 1, 1998 to August 31, 2003.**



| Average Annual Total Return through August 31, 2003 | Since Inception | Five Years | One Year |
|---|---|---|---|
| **Class A (commenced May 1, 1998)** | | | |
| Excluding sales charges | −1.95% | −0.88% | −4.03% |
| Including sales charges | −2.98% | −2.00% | −9.33% |
| **Class B (commenced May 1, 1998)** | | | |
| Excluding contingent deferred sales charges | −2.44% | −1.39% | −4.77% |
| Including contingent deferred sales charges | −2.63% | −1.79% | −9.53% |
| **Class C (commenced May 1, 1998)** | | | |
| Excluding contingent deferred sales charges | −2.43% | −1.38% | −4.65% |
| Including contingent deferred sales charges | −2.43% | −1.38% | −5.60% |
| **Institutional Class (commenced May 1, 1998)** | −1.37% | −0.27% | −3.54% |
| **Service Class (commenced May 1, 1998)** | −1.82% | −0.74% | −3.86% |

# Statement of Investments

*August 31, 2003*

| Shares | Description | Value |
|---|---|---|
| **Common Stocks – 98.4%** | | |
| 9,200 | AEON Co. Ltd. (Retail Trade) | $ 227,467 |
| 49,000 | Ajinomoto Co., Inc. (Foods) | 482,504 |
| 71,000 | Asahi Glass Co. Ltd. (Glass & Ceramics Products) | 498,950 |
| 10,500 | Bandai Co. Ltd. (Other Products) | 450,829 |
| 21,000 | Bridgestone Corp. (Rubber Products) | 292,454 |
| 13,500 | C&S Co. Ltd. (Retail Trade) | 194,717 |
| 22,000 | CALSONIC KANSEI Corp. (Transportation Equipment) | 138,013 |
| 18,000 | Canon, Inc. (Electric Appliances) | 865,407 |
| 2,100 | CAWACHI Ltd. (Retail Trade) | 145,417 |
| 1,800 | DAIICHIKOSHO Co. Ltd. (Wholesale Trade) | 59,391 |
| 27,000 | Daikin Industries Ltd. (Machinery) | 516,005 |
| 95 | Dentsu, Inc. (Services) | 417,663 |
| 77,000 | Dowa Mining Co. Ltd. (Nonferrous Metals) | 316,090 |
| 109 | East Japan Railway Co. (Land Transportation) | 460,531 |
| 5,700 | Eneserve Corp. (Electric Appliances) | 200,771 |
| 3,500 | Fast Retailing Co. Ltd. (Retail Trade) | 145,477 |
| 33,000 | Fuji Heavy Industries Ltd. (Transportation Equipment) | 162,617 |
| 19,000 | Fuji Photo Film Co. Ltd. (Chemicals) | 569,910 |
| 3,150 | Fuji Seal, Inc. (Other Products) | 95,025 |
| 4,600 | Funai Electric Co. Ltd. (Electric Appliances) | 557,827 |
| 8,600 | Hoya Corp. (Precision Instruments) | 658,165 |
| 131,000 | Itochu Corp. (Wholesale Trade) | 392,938 |
| 16,200 | JFE Holdings, Inc. (Iron & Steel) | 326,263 |
| 11,000 | JSR Corp. (Chemicals) | 186,845 |
| 24,000 | Kao Corp. (Chemicals) | 452,500 |
| 25 | KDDI Corp. (Information & Communication) | 127,909 |
| 9,400 | Komeri Co. Ltd. (Retail Trade) | 203,814 |
| 22,900 | KONAMI Corp. (Information & Communication) | 507,319 |
| 7,200 | KOSE Corp. (Chemicals) | 227,073 |
| 14,200 | Kuraya Sanseido, Inc. (Wholesale Trade) | 99,668 |
| 2,000 | LINTEC Corp. (Other Products) | 26,156 |
| 3,800 | MABUCHI MOTOR Co. Ltd. (Electric Appliances) | 320,778 |
| 800 | Matsushita Electric Works Ltd. (Electric Appliances) | 5,416 |
| 7,200 | Meitec Corp. (Services) | 259,159 |
| 6,500 | MISUMI Corp. (Wholesale Trade) | 274,628 |
| 68 | Mitsubishi Tokyo Financial Group, Inc. (Banks) | 396,281 |
| 31,000 | Mitsui Fudosan Co. Ltd. (Real Estate) | 249,998 |
| 127,000 | Mitsui O.S.K. Lines Ltd. (Marine Transportation) | 440,802 |

| Shares | Description | Value |
|---|---|---|
| **Common Stocks – (continued)** | | |
| 82,000 | Mitsui Sumitomo Insurance Co. Ltd. (Insurance) | $ 489,814 |
| 2,400 | NICHII GAKKAN Co. (Services) | 126,083 |
| 6,700 | Nippon Kanzai Co. Ltd. (Services) | 91,412 |
| 49 | Nippon Telephone & Telegraph Corp. (Information & Communication) | 215,846 |
| 39,000 | Nissan Chemical Industries Ltd. (Chemicals) | 301,144 |
| 75,000 | Nissan Motor Co. Ltd. (Transportation Equipment) | 805,373 |
| 11,200 | NITTO DENKO Corp. (Chemicals) | 494,322 |
| 4,600 | Nomura Research Institute Ltd. (Information & Communication) | 376,090 |
| 2,200 | Noritsu Koki Co. Ltd. (Precision Instruments) | 79,188 |
| 501 | NTT DoCoMo, Inc. (Information & Communication) | 1,288,083 |
| 1,800 | OBIC Co. Ltd. (Information & Communication) | 367,142 |
| 7,900 | ORIX Corp. (Other Financing Business) | 524,703 |
| 8,800 | Park24 Co. Ltd. (Real Estate) | 142,538 |
| 12,200 | Plenus Co. Ltd. (Retail Trade) | 245,182 |
| 50,000 | Ricoh Co. Ltd. (Electric Appliances) | 921,284 |
| 3,500 | Rohm Co. Ltd. (Electric Appliances) | 457,128 |
| 7,100 | Sato Corp. (Machinery) | 143,600 |
| 300 | Secom Co. Ltd. (Services) | 10,284 |
| 6,400 | Seiko Epson Corp. (Electric Appliances) | 172,773 |
| 25,800 | Shin-Etsu Chemical Co. Ltd. (Chemicals) | 1,012,675 |
| 3,700 | SMC Corp. (Machinery) | 411,587 |
| 4,500 | SOHGO SECURITY SERVICES Co. Ltd. (Services) | 55,766 |
| 23,000 | Stanley Electric Co. Ltd. (Electric Appliances) | 406,051 |
| 6,800 | Sumisho Lease Co. Ltd. (Other Financing Business) | 150,936 |
| 132 | Sumitomo Mitsui Financial Group, Inc. (Banks) | 460,419 |
| 9,000 | Sumitomo Real Estate Sales Co. Ltd. (Real Estate) | 224,450 |
| 6,300 | SUZUKEN Co. Ltd. (Wholesale Trade) | 154,416 |
| 3,700 | Taiyo Ink Manufacturing Co. Ltd. (Chemicals) | 137,301 |
| 24,300 | Takeda Chemical Industries Ltd. (Pharmaceutical) | 878,828 |
| 43,000 | The Nomura Securities Co. Ltd. (Securities) | 625,736 |
| 156,000 | Tokyo Gas Co. Ltd. (Electric Power & Gas) | 474,611 |
| 13,200 | Toppan Forms Co. Ltd. (Other Products) | 144,235 |

 The accompanying notes are an integral part of these financial statements.

| Shares | Description | | Value |
|---|---|---|---|
| **Common Stocks – (continued)** | | | |
| 3,000 | Tostem Inax Holding Corp. (Metal Products) | $ | 48,592 |
| 37,800 | Toyota Motor Corp. (Transportation Equipment) | | 1,043,116 |
| 8,000 | TSUMURA & Co.* (Pharmaceutical) | | 66,778 |
| 6,090 | USS Co. Ltd. (Services) | | 351,773 |
| 14,300 | Yamanouchi Pharmaceutical Co. Ltd. (Pharmaceutical) | | 375,010 |
| 51,000 | Yamato Transport Co. Ltd. (Land Transportation) | | 607,096 |
| 142 | Yoshinoya D&C Co. Ltd. (Retail Trade) | | 216,617 |
| **TOTAL COMMON STOCKS** | | | |
| **(Cost $23,009,627)** | | | $27,050,759 |

| Principal Amount | Interest Rate | Maturity Date | Value |
|---|---|---|---|
| **Short-Term Obligation – 2.5%** | | | |
| State Street Bank & Trust Euro – Time Deposit | | | |
| $691,000 | 0.94% | 09/02/2003 | $ 691,000 |
| **TOTAL SHORT-TERM OBLIGATION** | | | |
| **(Cost $691,000)** | | | $ 691,000 |
| **TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL** | | | |
| **(Cost $23,700,627)** | | | $27,741,759 |

| Shares | Description | Value |
|---|---|---|
| **Securities Lending Collateral – 3.8%** | | |
| 1,039,144 | Boston Global Investment Trust – Enhanced Portfolio | $ 1,039,144 |
| **TOTAL SECURITIES LENDING COLLATERAL** | | |
| **(Cost $1,039,144)** | | $ 1,039,144 |
| **TOTAL INVESTMENTS** | | |
| **(Cost $24,739,771)** | | $ 28,780,903 |

\* Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

| | As a % of Net Assets |
|---|---|
| **Common Stock Industry Classifications††** | |
| Banks | 3.1% |
| Chemicals | 12.3 |
| Electric Appliances | 14.2 |
| Electric Power & Gas | 1.7 |
| Foods | 1.7 |
| Glass & Ceramics Products | 1.8 |
| Information & Communication | 10.5 |
| Insurance | 1.8 |
| Iron & Steel | 1.2 |
| Land Transportation | 3.9 |
| Machinery | 3.9 |
| Marine Transportation | 1.6 |
| Metal Products | 0.2 |
| Nonferrous Metals | 1.1 |
| Other Financing Business | 2.5 |
| Other Products | 2.6 |
| Pharmaceutical | 4.8 |
| Precision Instruments | 2.7 |
| Real Estate | 2.2 |
| Retail Trade | 5.0 |
| Rubber Products | 1.1 |
| Securities | 2.3 |
| Services | 4.8 |
| Transportation Equipment | 7.8 |
| Wholesale Trade | 3.6 |
| **TOTAL COMMON STOCK** | **98.4%** |

†† Industry concentrations greater than one tenth of one percent are disclosed.

# Performance Summary

*August 31, 2003*

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on May 1, 1998 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs International Growth Opportunities Fund. For comparative purposes, the performance of the Fund's benchmark, Morgan Stanley Capital International (MSCI) Europe, Australasia and Far East (EAFE) Small Cap Index (''MSCI EAFE Small Cap Index'') (unhedged) with dividends reinvested, is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

**International Growth Opportunities Fund's Lifetime Performance**

Performance of a $10,000 Investment, Distributions Reinvested May 1, 1998 to August 31, 2003.



| Average Annual Total Return through August 31, 2003 | Since Inception | Five Years | One Year |
| --- | --- | --- | --- |
| **Class A (commenced May 1, 1998)** | | | |
| Excluding sales charges | 0.61% | 1.97% | 15.83% |
| Including sales charges | −0.45% | 0.81% | 9.50% |
| **Class B (commenced May 1, 1998)** | | | |
| Excluding contingent deferred sales charges | 0.15% | 1.47% | 15.11% |
| Including contingent deferred sales charges | −0.04% | 1.07% | 10.11% |
| **Class C (commenced May 1, 1998)** | | | |
| Excluding contingent deferred sales charges | 0.13% | 1.45% | 15.13% |
| Including contingent deferred sales charges | 0.13% | 1.45% | 14.13% |
| **Institutional Class (commenced May 1, 1998)** | 1.25% | 2.60% | 16.46% |
| **Service Class (commenced May 1, 1998)** | 0.75% | 2.12% | 15.98% |

# Statement of Investments

*August 31, 2003*

| Shares | Description | | Value |
|---|---|---|---|
| **Common Stocks – 96.3%** | | | |
| **Australia – 2.5%** | | | |
| 397,571 | Promina Group Ltd.* (Insurance) | $ | 771,906 |
| 78,132 | Westfield Holdings Ltd. (Real Estate) | | 755,952 |
| | | | 1,527,858 |
| **Belgium – 0.7%** | | | |
| 14,134 | Omega Pharma SA (Health Care Equipment & Services) | | 442,062 |
| **China – 1.6%** | | | |
| 2,839,000 | Sinotrans Ltd. Class H (Transportation) | | 964,625 |
| **Denmark – 2.5%** | | | |
| 13,596 | Carlsberg A/S Class B (Food Beverage & Tobacco) | | 543,530 |
| 17,007 | Group 4 Falck A/S (Commercial Services & Supplies) | | 380,236 |
| 14,048 | ISS A/S (Commercial Services & Supplies) | | 599,040 |
| | | | 1,522,806 |
| **Finland – 4.5%** | | | |
| 68,101 | M-real Oyj (Materials) | | 604,176 |
| 49,203 | Metso Corp. (Capital Goods) | | 508,459 |
| 39,567 | Outokumpu Oyj (Materials) | | 402,356 |
| 27,974 | TietoEnator Oyj (Software & Services) | | 498,510 |
| 68,707 | Vacon Oyj (Capital Goods) | | 731,915 |
| | | | 2,745,416 |
| **France – 2.8%** | | | |
| 8,068 | CNP Assurances (Insurance) | | 321,522 |
| 24,766 | SR Teleperformance (Media) | | 417,382 |
| 6,261 | Unibail Holding (Real Estate) | | 469,423 |
| 14,113 | Valeo SA (Automobiles & Components) | | 536,203 |
| | | | 1,744,530 |
| **Germany – 4.3%** | | | |
| 25,982 | Fraport AG (Transportation) | | 689,804 |
| 7,852 | Medion AG (Retailing) | | 315,849 |
| 6,425 | Puma AG Rudolf Dassler Sport (Consumer Durables & Apparel) | | 730,348 |
| 25,439 | Techem AG* (Commercial Services & Supplies) | | 418,657 |
| 1,388 | Vossloh AG (Capital Goods) | | 57,526 |
| 12,159 | Zapf Creaton AG (Consumer Durables & Apparel) | | 435,631 |
| | | | 2,647,815 |
| **Greece – 1.2%** | | | |
| 30,360 | Cosmote Mobile Communications SA (Telecommunication Services) | | 349,784 |
| 31,250 | Greek Organization of Football Prognostics (Hotels Restaurants & Leisure) | | 373,092 |
| | | | 722,876 |

| Shares | Description | | Value |
|---|---|---|---|
| **Common Stocks – (continued)** | | | |
| **Hong Kong – 2.7%** | | | |
| 376,000 | Esprit Holdings Ltd. (Retailing) | $ | 942,501 |
| 334,000 | Techtronic Industries Co. Ltd. (Technology Hardware & Equipment) | | 736,584 |
| | | | 1,679,085 |
| **Hungary – 0.7%** | | | |
| 18,000 | OTP Bank RT GDR* (Banks) | | 410,400 |
| **Ireland – 5.9%** | | | |
| 113,830 | Anglo Irish Bank Corp. PLC (Banks) | | 1,127,503 |
| 51,468 | DCC PLC (Capital Goods) | | 613,908 |
| 26,300 | Elan Corp. PLC ADR* (Pharmaceuticals & Biotechnology) | | 114,668 |
| 66,591 | First Active PLC (Banks) | | 347,732 |
| 37,207 | Grafton Group PLC (Capital Goods) | | 191,429 |
| 73,545 | IAWS Group PLC (Commercial Services & Supplies) | | 683,197 |
| 174,724 | Kingspan Group PLC (Capital Goods) | | 574,328 |
| | | | 3,652,765 |
| **Italy – 1.1%** | | | |
| 45,000 | GranitiFiandre SpA (Capital Goods) | | 355,695 |
| 33,000 | I.M.A. Industria Macchine Automatiche SpA (Capital Goods) | | 335,214 |
| | | | 690,909 |
| **Japan – 25.8%** | | | |
| 14,000 | AEON Mall Co. Ltd. (Real Estate) | | 298,153 |
| 11,500 | ARRK Corp. (Commercial Services & Supplies) | | 493,765 |
| 26,900 | As One Corp. (Health Care Equipment & Services) | | 439,170 |
| 12,600 | ASKUL Corp. (Retailing) | | 456,768 |
| 6,300 | CAWACHI LTD. (Food & Staples Retailing) | | 436,252 |
| 42,000 | CHIYODA Corp.* (Capital Goods) | | 243,682 |
| 6,300 | Citizen Electronic (Technology Hardware & Equipment) | | 417,894 |
| 10,800 | DAIICHIKOSHO Co. Ltd. (Media) | | 356,344 |
| 15,000 | Daiseki Co. Ltd. (Commercial Services & Supplies) | | 216,995 |
| 65,800 | Dodwell B.M.S. Ltd. (Technology Hardware & Equipment) | | 308,460 |
| 12,000 | Eneserve Corp. (Capital Goods) | | 422,676 |
| 14,000 | Enplas Corp. (Technology Hardware & Equipment) | | 399,537 |
| 10,500 | F.C.C. Co. Ltd. (Automobiles & Components) | | 309,551 |
| 28,300 | Fuji Electronics Co. Ltd. (Technology Hardware & Equipment) | | 276,488 |

# Statement of Investments (continued)

*August 31, 2003*

| Shares | Description | | Value |
|---|---|---|---|
| **Common Stocks – (continued)** | | | |
| *Japan – (continued)* | | | |
| 15,100 | Fuji Seal (Materials) | $ | 455,517 |
| 16,700 | Fujimi, Inc. (Materials) | | 490,903 |
| 2,600 | Funai Electric Co. Ltd. (Consumer Durables & Apparel) | | 315,293 |
| 27,500 | Hakuto Co. (Technology Hardware & Equipment) | | 356,344 |
| 66,000 | JUKI Corp. (Consumer Durables & Apparel) | | 260,753 |
| 40,000 | Kato Sangyo Co. Ltd. (Retailing) | | 339,375 |
| 10,800 | Komeri Co. Ltd. (Retailing) | | 234,169 |
| 7,700 | KOSE Corp. (Household & Personal Products) | | 242,842 |
| 17,700 | Kuroda Electric Co. Ltd. (Capital Goods) | | 543,052 |
| 98 | Kyoto Kimono Yuzen Co. Ltd. (Retailing) | | 195,689 |
| 10,900 | Meitec Corp. (Commercial Services & Supplies) | | 392,338 |
| 9,600 | MISUMI Corp. (Energy) | | 405,605 |
| 40,000 | Nippon Ceramic Co. Ltd. (Technology Hardware & Equipment) | | 383,254 |
| 21,600 | Nippon Kanzai Co. Ltd. (Commercial Services & Supplies) | | 294,701 |
| 3,900 | Nippon Restaurant System, Inc. (Hotels Restaurants & Leisure) | | 125,672 |
| 10,600 | Noritsu Koki Co. Ltd. (Consumer Durables & Apparel) | | 381,540 |
| 10,700 | OZEKI Co. Ltd. (Food & Staples Retailing) | | 287,938 |
| 23,900 | Park24 Co. Ltd. (Commercial Services & Supplies) | | 387,119 |
| 21 | Pasona, Inc.* (Commercial Services & Supplies) | | 70,549 |
| 17,600 | Plenus Co. Ltd. (Hotels Restaurants & Leisure) | | 353,704 |
| 19,400 | Relocation Services Corp. (Real Estate) | | 473,840 |
| 18,000 | Rock Field Co. Ltd. (Food Beverage & Tobacco) | | 206,093 |
| 6,100 | Ryohin Keikaku Co. Ltd. (Retailing) | | 168,856 |
| 19,400 | Sato Corp. (Commercial Services & Supplies) | | 392,373 |
| 8,300 | Sawai Pharmaceutical Co. Ltd. (Pharmaceuticals & Biotechnology) | | 203,792 |
| 12,000 | Shin-Etsu Polymer Co. Ltd. (Materials) | | 61,705 |
| 900 | Star Micronics Co. Ltd. (Technology Hardware & Equipment) | | 5,793 |
| 8,900 | Sumitomo Real Estate Sales Co. Ltd. (Commercial Services & Supplies) | | 221,957 |

| Shares | Description | | Value |
|---|---|---|---|
| **Common Stocks – (continued)** | | | |
| *Japan – (continued)* | | | |
| 23,800 | Suruga Co. Ltd. (Consumer Durables & Apparel) | $ | 373,261 |
| 13,200 | Taiyo Ink Manufacturing Co. Ltd. (Materials) | | 489,832 |
| 57 | The Goodwill Group, Inc. (Commercial Services & Supplies) | | 231,058 |
| 18,200 | Toys ''R'' Us-Japan Ltd. (Retailing) | | 233,963 |
| 27,800 | Trusco Nakayama (Capital Goods) | | 357,372 |
| 1,000 | TSUMURA & Co.* (Pharmaceuticals & Biotechnology) | | 8,347 |
| 6,750 | USS Co. Ltd. (Retailing) | | 389,896 |
| 49 | Works Applications Co. Ltd.* (Software & Services) | | 325,449 |
| 87 | Yoshinoya D&C Co. Ltd. (Hotels Restaurants & Leisure) | | 132,716 |
| | | | 15,868,395 |
| | | | |
| *Korea – 3.4%* | | | |
| 49,490 | Baiksan OPC Co. Ltd. (Commercial Services & Supplies) | | 459,294 |
| 29,300 | Interflex Co. Ltd. (Software & Services) | | 558,808 |
| 17,210 | Sindo Ricoh Co. Ltd. (Technology Hardware & Equipment) | | 1,082,860 |
| | | | 2,100,962 |
| | | | |
| *Netherlands – 7.8%* | | | |
| 20,839 | Aalberts Industries NV (Capital Goods) | | 446,733 |
| 29,551 | ASM International NV* (Semiconductors & Semiconductor Equipment) | | 537,009 |
| 103,038 | Buhrmann NV* (Commercial Services & Supplies) | | 850,694 |
| 48,024 | Heijmans NV (Capital Goods) | | 1,032,146 |
| 13,966 | Hunter Douglas NV (Consumer Durables & Apparel) | | 465,826 |
| 8,857 | IHC Caland NV (Energy) | | 447,900 |
| 21,934 | Koninklijke Wessanen NV (Food Beverage & Tobacco) | | 187,637 |
| 32,977 | Van der Moolen Holding NV (Diversified Financials) | | 439,027 |
| 31,474 | Vedior NV (Commercial Services & Supplies) | | 390,299 |
| | | | 4,797,271 |
| | | | |
| *Norway – 2.6%* | | | |
| 57,615 | Schibsted ASA (Media) | | 919,515 |
| 46,596 | TGS Nopec Geophysical Co. ASA* (Energy) | | 589,956 |
| 20,695 | Tomra Systems ASA (Capital Goods) | | 120,806 |
| | | | 1,630,277 |

| Shares | Description | Value |
|---|---|---|
| **Common Stocks – (continued)** | | |
| **Spain – 3.0%** | | |
| 8,306 | ACS, Actividades de Construccion y Servicios SA (Capital Goods) | $ 348,538 |
| 21,043 | Gamesa Corporacion Tecnologica SA (Capital Goods) | 483,493 |
| 11,924 | Grupo Dragados SA (Capital Goods) | 241,855 |
| 48,670 | NH Hoteles SA* (Hotels Restaurants & Leisure) | 537,729 |
| 20,641 | Red Electrica de Espana (Utilities) | 255,281 |
| | | 1,866,896 |
| **Sweden – 2.9%** | | |
| 96,042 | Eniro AB (Media) | 786,665 |
| 171,960 | Lundin Petroleum AB* (Energy) | 337,217 |
| 17,553 | Modern Times Group MTG AB Class B* (Media) | 279,152 |
| 108,563 | Observer AB (Commercial Services & Supplies) | 362,179 |
| | | 1,765,213 |
| **Switzerland – 2.4%** | | |
| 11,568 | Converium Holding AG (Insurance) | 521,103 |
| 721 | Lindt & Spruengli AG (Food Beverage & Tobacco) | 478,040 |
| 6,003 | Nobel Biocare Holding AG (Health Care Equipment & Services) | 477,143 |
| | | 1,476,286 |
| **United Kingdom – 17.9%** | | |
| 163,958 | Aggreko PLC (Commercial Services & Supplies) | 403,484 |
| 15,385,788 | AWG PLC* (Utilities) | 24,271 |
| 179,113 | Benchmark Group PLC (Real Estate) | 488,813 |
| 251,908 | Bodycote International PLC (Capital Goods) | 600,608 |
| 124,164 | Cattles PLC (Diversified Financials) | 689,458 |
| 691,729 | Corus Group PLC* (Materials) | 330,089 |
| 128,807 | easyJet PLC* (Transportation) | 494,267 |
| 38,437 | First Technology PLC (Automobiles & Components) | 219,497 |
| 54,200 | Geest PLC (Food Beverage & Tobacco) | 420,663 |
| 165,509 | Halma PLC (Technology Hardware & Equipment) | 385,109 |
| 24,856 | Hammerson PLC (Real Estate) | 215,069 |
| 165,448 | Hays PLC (Commercial Services & Supplies) | 300,144 |
| 142,107 | HIT Entertainment PLC* (Media) | 573,594 |
| 44,226 | Holidaybreak PLC (Hotels Restaurants & Leisure) | 406,041 |
| 154,546 | Homestyle Group PLC (Retailing) | 264,519 |
| 24,400 | ICAP PLC (Diversified Financials) | 486,669 |

| Shares | Description | Value |
|---|---|---|
| **Common Stocks – (continued)** | | |
| **United Kingdom – (continued)** | | |
| 24,763 | Intertek Testing Services PLC (Commercial Services & Supplies) | $ 185,068 |
| 116,063 | Mowlem PLC (Capital Goods) | 347,870 |
| 80,800 | Redrow PLC (Consumer Durables & Apparel) | 438,049 |
| 54,790 | Stanley Leisure (Hotels Restaurants & Leisure) | 312,726 |
| 29,705 | Taylor & Francis Group PLC* (Media) | 248,356 |
| 44,205 | The Berkeley Group PLC (Consumer Durables & Apparel) | 620,279 |
| 279,849 | Tullow Oil PLC* (Energy) | 384,072 |
| 239,411 | Unite Group PLC (Real Estate) | 658,696 |
| 272,004 | Wellington Underwriting PLC* (Insurance) | 405,487 |
| 67,733 | Wembley PLC (Hotels Restaurants & Leisure) | 701,997 |
| 81,971 | William Hill PLC (Hotels Restaurants & Leisure) | 401,505 |
| | | 11,006,400 |
| **TOTAL COMMON STOCKS (Cost $50,709,793)** | | $ 59,262,847 |
| **Preferred Stocks – 0.9%** | | |
| **Germany – 0.9%** | | |
| 31,553 | Hugo Boss AG (Consumer Durables & Apparel) | $ 576,164 |
| **TOTAL PREFERRED STOCKS (Cost $493,841)** | | $ 576,164 |
| **TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $51,203,634)** | | $ 59,839,011 |
| **Securities Lending Collateral – 7.0%** | | |
| 4,285,719 | Boston Global Investment Trust – Enhanced Portfolio | $ 4,285,719 |
| **TOTAL SECURITIES LENDING COLLATERAL (Cost $4,285,719)** | | $ 4,285,719 |
| **TOTAL INVESTMENTS (Cost $55,489,353)** | | $ 64,124,730 |

\* Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

**Investment Abbreviations:**
ADR—American Depositary Receipt
GDR—Global Depositary Receipt

# Statement of Investments (continued)

*August 31, 2003*

| | As a % of Net Assets |
|---|---|
| **Common and Preferred Stock Industry Classifications††** | |
| Automobiles & Components | 1.7% |
| Banks | 3.1 |
| Capital Goods | 13.9 |
| Commercial Services & Supplies | 12.6 |
| Consumer Durables & Apparel | 7.4 |
| Diversified Financials | 2.6 |
| Energy | 3.5 |
| Food & Staples Retailing | 1.2 |
| Food Beverage & Tobacco. | 3.0 |
| Health Care Equipment & Services | 2.2 |
| Hotels Restaurants & Leisure | 5.4 |
| Household & Personal Products | 0.4 |
| Insurance | 3.3 |
| Materials | 4.6 |
| Media | 5.8 |
| Pharmaceuticals & Biotechnology | 0.5 |
| Real Estate | 5.5 |
| Retailing | 5.7 |
| Semiconductors & Semiconductor Equipment | 0.9 |
| Software & Services | 2.2 |
| Technology Hardware & Equipment | 7.1 |
| Telecommunication Services | 0.6 |
| Transportation | 3.5 |
| Utilities | 0.5 |
| **TOTAL COMMON AND PREFERRED STOCK** | **97.2%** |

†† Industry concentrations greater than one tenth of one percent are
disclosed.

# Performance Summary

*August 31, 2003*

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on December 15, 1997 (commencement of operations) in Institutional Shares (at NAV) of the Goldman Sachs Emerging Markets Equity Fund. For comparative purposes, the performance of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Emerging Markets Free (EMF) Index (''MSCI EMF Index'') with dividends reinvested, is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from Institutional Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

**Emerging Markets Equity Fund's Lifetime Performance**

**Performance of a $10,000 Investment, Distributions Reinvested December 15, 1997 to August 31, 2003.**



| Average Annual Total Return through August 31, 2003 | Since Inception | Five Years | One Year |
|---|---|---|---|
| **Class A (commenced December 15, 1997)** | | | |
| Excluding sales charges | −0.12% | 9.81% | 28.01% |
| Including sales charges | −1.10% | 8.58% | 20.90% |
| **Class B (commenced December 15, 1997)** | | | |
| Excluding contingent deferred sales charges | −0.57% | 9.24% | 27.29% |
| Including contingent deferred sales charges | −0.75% | 8.93% | 22.29% |
| **Class C (commenced December 15, 1997)** | | | |
| Excluding contingent deferred sales charges | −0.59% | 9.18% | 27.10% |
| Including contingent deferred sales charges | −0.59% | 9.18% | 26.10% |
| **Institutional Class (commenced December 15, 1997)** | 0.57% | 10.50% | 28.77% |
| **Service Class (commenced December 15, 1997)** | −0.26% | 10.16% | 28.15% |

# Statement of Investments

*August 31, 2003*

| Shares | Description | | Value |
|---:|:---|:---|---:|
| **Common Stocks – 88.4%** | | | |
| **Brazil – 1.6%** | | | |
| 22,500 | Companhia Siderurgica Nacional SA ADR (Materials) | $ | 753,750 |
| 43,000 | Petroleo Brasileiro SA ADR (Energy) | | 950,300 |
| | | | 1,704,050 |
| **China – 5.9%** | | | |
| 3,276,082 | Aluminium Corp. of China Ltd. Class H (Materials) | | 997,621 |
| 732,000 | China Mobile Ltd. (Telecommunication Services) | | 1,881,796 |
| 2,132,300 | China Oilfield Services Ltd. (Energy) | | 587,806 |
| 1,083,900 | Huaneng Power International, Inc. Class H (Utilities) | | 1,487,032 |
| 2,098,000 | Yanzhou Coal Mining Co. Ltd. Class H (Materials) | | 1,230,676 |
| | | | 6,184,931 |
| **Czech Republic – 1.1%** | | | |
| 14,420 | Komercni Banka AS (Banks) | | 1,158,345 |
| **Hungary – 2.6%** | | | |
| 117,815 | OTP Bank RT. GDR* (Banks) | | 2,686,182 |
| **India – 5.3%** | | | |
| 138,944 | Housing Development Finance Corp. Ltd. (Banks) | | 1,462,002 |
| 363,181 | ICICI Bank Ltd. (Banks) | | 1,421,522 |
| 18,662 | Infosys Technologies Ltd. (Software & Services) | | 1,591,275 |
| 51,880 | Ranbaxy Laboratories Ltd. (Pharmaceuticals & Biotechnology) | | 1,132,627 |
| | | | 5,607,426 |
| **Indonesia – 0.5%** | | | |
| 1,035,500 | PT Telekomunikasi Indonesia (Telecommunication Services) | | 558,328 |
| **Israel – 2.3%** | | | |
| 29,000 | Check Point Software Technologies Ltd.* (Software & Services) | | 506,630 |
| 32,540 | Teva Pharmaceutical Industries Ltd. ADR (Pharmaceuticals & Biotechnology) | | 1,910,488 |
| | | | 2,417,118 |
| **Malaysia – 1.8%** | | | |
| 373,000 | Gamuda Berhad (Capital Goods) | | 623,303 |
| 469,500 | Resorts World Berhad (Hotels Restaurants & Leisure) | | 1,272,592 |
| | | | 1,895,895 |
| **Mexico – 6.7%** | | | |
| 55,871 | Cemex SA de CV ADR (Materials) | | 1,396,775 |

| Shares | Description | | Value |
|---:|:---|:---|---:|
| **Common Stocks – (continued)** | | | |
| **Mexico – (continued)** | | | |
| 466,905 | Consorcio ARA SA de CV* (Consumer Durables & Apparel) | $ | 1,010,164 |
| 2,138,974 | Grupo Financiero BBVA Bancomer SA de CV Class B* (Banks) | | 1,734,918 |
| 95,499 | Telefonos de Mexico SA ADR (Telecommunication Services) | | 2,894,575 |
| | | | 7,036,432 |
| **Peru – 0.7%** | | | |
| 19,800 | Compania de Minas Buenaventura SAu ADR (Materials) | | 756,162 |
| **Russia – 10.2%** | | | |
| 29,300 | LUKOIL ADR (Energy) | | 2,285,400 |
| 16,600 | Mobile Telesystems ADR (Telecommunication Services) | | 1,169,968 |
| 17,800 | Mobile Telesystems Ojsc GDR † (Telecommunication Services) | | 1,192,600 |
| 9,422 | Sberbank RF (Banks) | | 2,393,188 |
| 64,475 | YUKOS ADR (Energy) | | 3,691,194 |
| | | | 10,732,350 |
| **South Africa – 12.2%** | | | |
| 264,543 | Anglo American (Materials) | | 4,940,650 |
| 34,479 | AngloGold Ltd. (Materials) | | 1,329,537 |
| 1,145,500 | FirstRand Ltd. (Banks) | | 1,182,050 |
| 72,241 | Harmony Gold Mining Co. Ltd. ADR (Materials) | | 1,024,518 |
| 12,272 | Impala Platinum Holdings Ltd. (Materials) | | 949,751 |
| 177,343 | Liberty Group Ltd. (Insurance) | | 1,196,734 |
| 54,700 | Sappi Ltd. ADR (Materials) | | 694,426 |
| 31,600 | Sappi Ltd. (Materials) | | 407,008 |
| 98,807 | Sasol (Energy) | | 1,140,339 |
| | | | 12,865,013 |
| **South Korea – 22.2%** | | | |
| 101,210 | Baiksan OPC Co. Ltd. (Commercial Services & Supplies) | | 939,284 |
| 270,943 | Hana Bank (Banks) | | 3,956,298 |
| 79,345 | Hyundai Motor Co. Ltd. (Auto Repair, Services and Parking) | | 2,648,211 |
| 42,710 | Kookmin Bank ADR (Banks) | | 1,588,812 |
| 9,191 | Kookmin Bank (Banks) | | 336,103 |
| 20,930 | KT Corp. (Telecommunication Services) | | 799,243 |
| 19,160 | POSCO (Materials) | | 2,267,552 |
| 19,276 | Samsung Electronics Co. Ltd. (Semiconductors & Semiconductor Equipment) | | 7,139,259 |
| 105,620 | Shinhan Financial Group Co. Ltd. (Banks) | | 1,438,842 |
| 12,690 | Sindo Ricoh Co. Ltd. (Technology Hardware & Equipment) | | 798,460 |

| Shares | Description | Value |
|---:|---|---:|
| **Common Stocks – (continued)** | | |
| **South Korea – (continued)** | | |
| 8,640 | SK Telecom Co. Ltd. ADR (Telecommunication Services) | $ 1,478,621 |
| | | 23,390,685 |
| **Taiwan – 11.0%** | | |
| 2,170,300 | Advanced Semiconductor Engineering, Inc.* (Semiconductors & Semiconductor Equipment) | 1,687,091 |
| 181,500 | Ambit Microsystems Corp. (Technology Hardware & Equipment) | 497,807 |
| 844,000 | Benq Corp. (Technology Hardware & Equipment) | 1,250,279 |
| 622,150 | Compal Electronics, Inc. (Technology Hardware & Equipment) | 949,011 |
| 418,511 | Formosa Plastic Corp. (Materials) | 619,971 |
| 342,372 | Hon Hai Precision (Technology Hardware & Equipment) | 1,416,088 |
| 2,760,323 | SinoPac Holdings Co. (Banks) | 1,097,166 |
| 1,045 | Sunplus Technology Co. Ltd. GDR (Semiconductors & Semiconductor Equipment) | 3,344 |
| 2,037,632 | Taiwan Semiconductor* (Semiconductors & Semiconductor Equipment) | 4,004,733 |
| 58,300 | Taiwan Styrene Monomer Corp. (Materials) | 46,346 |
| | | 11,571,836 |
| **Thailand – 3.7%** | | |
| 5,071,700 | Land and Houses Public Co. Ltd. (Real Estate) | 1,493,492 |
| 1,890,500 | Sansiri Public Co. Ltd.* (Real Estate) | 717,737 |
| 2,223,400 | TISCO Finance Public Co. Ltd.* (Diversified Financials) | 1,636,842 |
| | | 3,848,071 |
| **Turkey – 0.6%** | | |
| 155,949,000 | Turkiye Is Bankasi Class C* (Banks) | 579,101 |
| **TOTAL COMMON STOCKS** | | |
| **(Cost $72,256,519)** | | $ 92,991,925 |
| **Exchange Traded Fund – 3.3%** | | |
| **United States – 3.3%** | | |
| 25,400 | iShares MSCI Emerging Markets Index* | $ 3,475,228 |
| **TOTAL EXCHANGE TRADED FUND** | | |
| **(Cost $3,376,850)** | | $ 3,475,228 |

| Shares | Description | Value |
|---:|---|---:|
| **Preferred Stocks – 6.7%** | | |
| **Brazil – 5.1%** | | |
| 23,500 | Brasil Telecom Participacoes SA ADR* (Telecommunication Services) | $ 890,650 |
| 73,500 | Companhia de Bebidas das Americas ADR (Food Beverage & Tobacco) | 1,630,965 |
| 137,801 | Tele Norte Leste Participacoes SA ADR* (Telecommunication Services) | 1,792,791 |
| 49,200 | Telemig Celular Participacoes SA ADR* (Telecommunication Services) | 1,101,588 |
| | | 5,415,994 |
| **South Korea – 1.6%** | | |
| 37,350 | Hyundai Motor Co. Ltd. (Auto Repair, Services and Parking) | 569,234 |
| 6,080 | Samsung Electronics Co. Ltd. (Semiconductors & Semiconductor Equipment) | 1,102,631 |
| | | 1,671,865 |
| **TOTAL PREFERRED STOCKS** | | |
| **(Cost $5,338,100)** | | $ 7,087,859 |

| Principal Amount € | Interest Rates | Maturity Date | Value |
|---:|---:|---:|---:|
| **Corporate Bond – 0.0%** | | | |
| **India – 0.0%** | | | |
| Hindustan Lever Ltd. (Food & Kindred Products)° | | | |
| INR 761,340 | 9.00% | 01/01/2005 | $ 16,601 |
| **TOTAL CORPORATE BOND** | | | |
| **(Cost $18,935)** | | | $ 16,601 |

| Units | Description | Expiration Date | Value |
|---:|---|---:|---:|
| **Rights – 0.0%** | | | |
| **Thailand – 0.0%** | | | |
| 91,200 | TelecomAsia Corp. Public – Alien Market* (Telecommunication Services) | 4/2008 | $ — |
| **TOTAL RIGHTS** | | | |
| **(Cost $0)** | | | $ — |
| **TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL** | | | |
| **(Cost $80,990,404)** | | | $103,571,613 |

# Statement of Investments (continued)

*August 31, 2003*

| Shares | Description | Value |
|---:|---|---:|
| **Securities Lending Collateral – 6.6%** | | |
| 6,944,000 | Boston Global Investment Trust – Enhanced Portfolio | $ 6,944,000 |
| **TOTAL SECURITIES LENDING COLLATERAL (Cost $6,944,000)** | | $ 6,944,000 |
| **TOTAL INVESTMENTS (Cost $87,934,404)** | | $110,515,613 |

\*    Non-income producing security.

†    Security is exempt from registration under rule 144A of the Securities Act of 1933. Such security may be resold, normally to qualified institutional buyers in transactions exempt from registration. The market value of 144A securities amounts to $1,192,600, which represents 1.1% of net assets as of August 31, 2003.

€    The principal amount of the security is stated in the currency in which the bond is denominated. See below.

     INR—Indian Rupee

°    Fair valued security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

**Investment Abbreviations:**
ADR—American Depositary Receipt
GDR—Global Depositary Receipt

| | As a % of Net Assets |
|---|---:|
| **Common and Preferred Stock Industry Classifications††** | |
| Automobiles & Components | 3.0% |
| Banks | 20.0 |
| Capital Goods | 0.6 |
| Commercial Services & Supplies | 0.9 |
| Consumer Durables & Apparel | 1.0 |
| Diversified Financials | 1.6 |
| Energy | 8.2 |
| Food Beverage & Tobacco | 1.6 |
| Hotels Restaurants & Leisure | 1.2 |
| Insurance | 1.1 |
| Materials | 16.5 |
| Pharmaceuticals & Biotechnology | 2.9 |
| Real Estate | 2.1 |
| Semiconductors & Semiconductor Equipment | 13.2 |
| Software & Services | 2.0 |
| Technology Hardware & Equipment | 4.7 |
| Telecommunication Services | 13.1 |
| Utilities | 1.4 |
| **TOTAL COMMON AND PREFERRED STOCK** | **95.1%** |

††   Industry concentrations greater than one tenth of one percent are disclosed.

# Performance Summary

*August 31, 2003*

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on July 8, 1994 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Asia Growth Fund. For comparative purposes, the performance of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) All Country (AC) Asia Free ex Japan Index (unhedged) (''MSCI AC Asia Free Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C and Institutional Shares will vary from Class A due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

**Asia Growth Fund's Lifetime Performance**

Performance of a $10,000 Investment, Distributions Reinvested July 8, 1994 to August 31, 2003.



| Average Annual Total Return through August 31, 2003 | Since Inception | Five Years | One Year |
|---|---|---|---|
| **Class A (commenced July 8, 1994)** | | | |
| Excluding sales charges | –4.10% | 9.17% | 8.20% |
| Including sales charges | –4.69% | 7.95% | 2.29% |
| **Class B (commenced May 1, 1996)** | | | |
| Excluding contingent deferred sales charges | –8.42% | 8.65% | 7.62% |
| Including contingent deferred sales charges | –8.42% | 8.36% | 2.62% |
| **Class C (commenced August 15, 1997)** | | | |
| Excluding contingent deferred sales charges | –8.78% | 8.62% | 7.53% |
| Including contingent deferred sales charges | –8.78% | 8.62% | 6.53% |
| **Institutional Class (commenced February 2, 1996)** | –6.55% | 10.03% | 9.35% |

# Statement of Investments

*August 31, 2003*

| Shares | Description | | Value |
|---|---|---|---|
| **Common Stocks – 94.3%** | | | |
| **China – 7.7%** | | | |
| 446,000 | China Mobile Ltd. (Communication) | $ | 1,146,559 |
| 1,662,000 | China Oilfield Services Ltd. (Oil & Gas Extraction) | | 458,159 |
| 210,500 | CNOOC Ltd. (Oil & Gas Extraction) | | 391,352 |
| 536,000 | Huaneng Power International, Inc. Class H (Electric, Gas and Sanitary Service) | | 735,353 |
| 700,000 | Sinotrans Ltd. Class H* (Transportation Services) | | 237,843 |
| 538,000 | Yanzhou Coal Mining Co. Ltd. Class H (Coal Mining) | | 315,588 |
| | | | 3,284,854 |
| **Hong Kong – 18.0%** | | | |
| 409,500 | BOC Hong Kong (Holdings) Ltd. (Depository Institutions) | | 525,051 |
| 214,000 | Cathay Pacific Airways Ltd. (Transportation by Air) | | 366,304 |
| 82,000 | Cheung Kong (Holdings) Ltd. (Real Estate) | | 636,087 |
| 163,900 | CLP Holdings Ltd. (Electric, Gas and Sanitary Service) | | 722,911 |
| 69,200 | Dah Sing Financial Group (Depository Institutions) | | 409,916 |
| 274,000 | Esprit Holdings Ltd. (Apparel & Other Textile) | | 686,822 |
| 87,400 | Hang Seng Bank Ltd. (Holding & Other Investments) | | 966,535 |
| 295,140 | Hong Kong and China Gas Co. Ltd. (Electric, Gas and Sanitary Service) | | 397,342 |
| 109,000 | Hong Kong Electric Holdings Ltd. (Electric, Gas and Sanitary Service) | | 430,452 |
| 124,500 | Hutchison Whampoa Ltd. (Holding & Other Investments) | | 917,877 |
| 66,000 | Sun Hung Kai Properties Ltd. (Real Estate) | | 478,123 |
| 35,500 | Swire Pacific Ltd. (Business Services) | | 199,365 |
| 250,000 | Techtronic Industries Co. Ltd. (Electronic and Other Electric Equipment) | | 551,335 |
| 162,100 | The Wharf (Holdings) Ltd. (Miscellaneous) | | 380,348 |
| | | | 7,668,468 |
| **India – 8.0%** | | | |
| 3,855 | Hindustan Lever Ltd. (Food & Kindred Products) | | 15,509 |
| 27,168 | Hindustan Petroleum Corp. Ltd. (Oil & Gas Extraction) | | 254,648 |
| 52,805 | Housing Development Finance Corp. Ltd. (General Building Contract) | | 555,627 |

| Shares | Description | | Value |
|---|---|---|---|
| **Common Stocks – (continued)** | | | |
| **India – (continued)** | | | |
| 147,662 | ICICI Bank Ltd. (Depository Institutions) | $ | 577,962 |
| 7,075 | Infosys Technologies Ltd. (Communication) | | 603,273 |
| 108,164 | Maruti Udyog Ltd.* (Automotive Dealers & Services) | | 555,325 |
| 23,560 | Ranbaxy Laboratories Ltd. (Chemicals & Allied Products) | | 514,354 |
| 37,608 | State Bank of India (Depository Institutions) | | 360,212 |
| | | | 3,436,910 |
| **Indonesia – 1.1%** | | | |
| 868,700 | PT Telekomunikasi Indonesia (Communication) | | 468,392 |
| **Malaysia – 4.9%** | | | |
| 30,000 | British American Tobacco Malaysia Berhad (Tobacco Products) | | 323,684 |
| 578,500 | Magnum Corp. Berhad (Amusement & Recreation) | | 429,308 |
| 443,250 | Public Bank Berhad - Foreign Market (Nondepository Institution) | | 309,109 |
| 227,100 | Resorts World Berhad (Hotels & Other Lodging) | | 615,560 |
| 452,000 | SP Setia Berhad (Real Estate) | | 397,284 |
| | | | 2,074,945 |
| **Singapore – 11.0%** | | | |
| 84,000 | Keppel Corp. Ltd. (Miscellaneous) | | 251,526 |
| 405,000 | MobileOne Ltd. (Communication) | | 318,770 |
| 161,000 | Oversea-Chinese Banking Corp. Ltd. (Depository Institutions) | | 1,010,095 |
| 77,000 | Singapore Airlines Ltd. (Transportation by Air) | | 491,873 |
| 852,000 | Singapore Post Ltd. (Business Services) | | 374,174 |
| 46,400 | Singapore Press Holdings Ltd. (Printing & Publishing) | | 494,884 |
| 214,000 | Singapore Telecommunications Ltd. (Communication) | | 207,494 |
| 433,000 | Unisteel Technology Ltd. (Electronic and Other Electric Equipment) | | 288,947 |
| 172,412 | United Overseas Bank Ltd. (Depository Institutions) | | 1,248,864 |
| | | | 4,686,627 |
| **South Korea – 23.3%** | | | |
| 32,810 | Baiksan OPC Co. Ltd. (Electronic and Other Electric Equipment) | | 304,495 |
| 890 | Daishin Securities Co. (Depository Institutions) | | 16,103 |
| 65,256 | Hana Bank (Depository Institutions) | | 952,865 |
| 11,710 | Hyundai Mobis (Auto Repair, Services and Parking) | | 413,763 |

| Shares | Description | Value |
|---|---|---|
| **Common Stocks – (continued)** | | |
| **South Korea – (continued)** | | |
| 21,400 | Hyundai Motor Co. Ltd. (Auto Repair, Services and Parking) | $ 714,244 |
| 20,910 | Interflex Co. Ltd. (Electronic and Other Electric Equipment) | 398,794 |
| 16,705 | Kookmin Bank (Depository Institutions) | 610,881 |
| 3,480 | KT Corp. (Communication) | 132,889 |
| 10,510 | LG Chem Ltd. (Chemicals & Allied Products) | 462,637 |
| 5,480 | POSCO (Primary Metal Industries) | 648,548 |
| 16,060 | S1 Corp. (Electronic and Other Electric Equipment) | 310,398 |
| 9,220 | Samsung Electronics Co. Ltd. (Electronic and Other Electric Equipment) | 3,414,815 |
| 31,090 | Shinhan Financial Group Co. Ltd. (Nondepository Institution) | 423,533 |
| 4,990 | Sindo Ricoh Co. Ltd. (Electronic and Other Electric Equipment) | 313,973 |
| 3,390 | SK Telecom Co. Ltd. ADR (Communication) | 580,153 |
| 8,470 | You Eal Electronics Co. Ltd. (Communication) | 236,540 |
| | | 9,934,631 |
| **Taiwan – 15.4%** | | |
| 625,900 | Advanced Semiconductor Engineering, Inc.* (Electronic and Other Electric Equipment) | 486,546 |
| 73,700 | Ambit Microsystems Corp. (Electronic and Other Electric Equipment) | 202,140 |
| 356,000 | Benq Corp. (Electronic and Other Electric Equipment) | 527,369 |
| 232,913 | China Steel Corp. (Primary Metal Industries) | 186,522 |
| 124,253 | Chinatrust Financial Holding Co. Ltd. (Depository Institutions) | 101,327 |
| 324,525 | Compal Electronics, Inc. (Electronic and Other Electric Equipment) | 495,022 |
| 693,000 | EVA Airways Corp. (Transportation by Air) | 259,189 |
| 328,896 | Formosa Plastic Corp. (Chemicals & Allied Products) | 487,218 |
| 236,772 | Fubon Financial Holding Co. Ltd. (Nondepository Institution) | 206,281 |
| 200,797 | Hon Hai Precision (Electronic and Other Electric Equipment) | 830,519 |
| 16,960 | Nan Ya Plastic Corp. (Chemicals & Allied Products) | 20,398 |
| 177,345 | Phoenixtec Power Co. Ltd. (Electronic and Other Electric Equipment) | 208,090 |
| 723,929 | SinoPac Holdings Co. (Depository Institutions) | 287,745 |

| Shares | Description | Value |
|---|---|---|
| **Common Stocks – (continued)** | | |
| **Taiwan – (continued)** | | |
| 688,000 | Taishin Financial Holdings Co. Ltd. (Nondepository Institution) | $ 393,546 |
| 357,000 | Taiwan Navigation Co. Ltd. (Water Transportation) | 231,437 |
| 590,674 | Taiwan Semiconductor* (Electronic and Other Electric Equipment) | 1,160,902 |
| 37,300 | Taiwan Styrene Monomer Corp. (Chemicals & Allied Products) | 29,652 |
| 574,577 | United Microelectronics Corp. ADR* (Electronic and Other Electric Equipment) | 471,932 |
| | | 6,585,835 |
| **Thailand – 4.9%** | | |
| 139,300 | Electricity Generating Public Co. Ltd. (Electric, Gas and Sanitary Service) | 213,577 |
| 1,771,800 | Land and Houses Public Co. Ltd. (Real Estate) | 521,752 |
| 1,160,900 | Sansiri Public Co. Ltd.* (Real Estate) | 440,741 |
| 91,600 | The Siam Cement Public Co. Ltd. (Heavy Construction) | 419,100 |
| 653,000 | TISCO Finance Public Co. Ltd.* (Nondepository Institution) | 480,731 |
| | | 2,075,901 |
| **TOTAL COMMON STOCKS (Cost $30,999,930)** | | $ 40,216,563 |
| **Preferred Stocks – 2.1%** | | |
| **South Korea – 2.1%** | | |
| 25,670 | Daishin Securities Co. (Nondepository Institution) | $ 209,819 |
| 19,280 | Hyundai Motor Co. Ltd. (Auto Repair, Services and Parking) | 295,479 |
| 2,090 | Samsung Electronics Co. Ltd. (Electronic and Other Electric Equipment) | 379,029 |
| | | 884,327 |
| **TOTAL PREFERRED STOCKS (Cost $622,743)** | | $ 884,327 |

| Principal Amount € | Interest Rates | Maturity Date | Value |
|---|---|---|---|
| **Corporate Bonds – 0.0%** | | | |
| **India – 0.0%** | | | |
| Hindustan Lever Ltd. (Food & Kindred Products)° | | | |
| INR 23,130 | 9.00% | 01/01/2005 | $ 504 |
| **TOTAL CORPORATE BONDS (Cost $504)** | | | $ 504 |

# Statement of Investments (continued)

*August 31, 2003*

| Units | Description | Expiration Date | Value |
|-------|-------------|-----------------|-------|
| **Rights – 0.0%** | | | |
| **Thailand – 0.0%** | | | |
| 198,411 | TelecomAsia Corp. Public – Alien Market* (Communication) | 4/2008 | $ — |
| **TOTAL RIGHTS** **(Cost $0)** | | | $ — |
| **TOTAL INVESTMENTS** **(Cost $31,623,177)** | | | $41,101,394 |

\*   Non-income producing security.

€   The principal amount of the security is stated in the currency in which the bond is denominated. See below.

    INR—Indian Rupee

°   Fair valued security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

**Investment Abbreviations:**
ADR—American Depositary Receipt

| | As a % of Net Assets |
|---|---|
| **Common and Preferred Stock Industry Classifications††** | |
| Amusement & Recreation | 1.0% |
| Apparel & Other Textile | 1.6 |
| Auto Repair, Services and Parking | 3.3 |
| Automotive Dealers & Services | 1.3 |
| Business Services | 1.3 |
| Chemicals & Allied Products | 3.5 |
| Coal Mining | 0.7 |
| Communication | 8.7 |
| Depository Institutions | 14.3 |
| Electric, Gas and Sanitary Service | 5.9 |
| Electronic and Other Electric Equipment | 24.3 |
| Food & Kindred Products | 0.0 |
| General Building Contract | 1.3 |
| Heavy Construction | 1.0 |
| Holding & Other Investments | 4.4 |
| Hotels & Other Lodging | 1.4 |
| Miscellaneous | 1.5 |
| Nondepository Institution | 4.8 |
| Oil & Gas Extraction | 2.6 |
| Primary Metal Industries | 2.0 |
| Printing & Publishing | 1.2 |
| Real Estate | 5.8 |
| Tobacco Products | 0.8 |
| Transportation Services | 0.6 |
| Transportation by Air | 2.6 |
| Water Transportation | 0.5 |
| **TOTAL COMMON AND PREFERRED STOCK** | **96.4%** |

†† Industry concentrations greater than one tenth of one percent are disclosed.

# Statements of Assets and Liabilities

*August 31, 2003*

| | European Equity Fund |
|---|---:|
| **Assets:** | |
| Investment in securities, at value (identified cost $34,819,847, $508,979,310, $23,700,627, $51,203,634, $80,990,404 and $31,623,177, respectively) | $ 37,607,479 |
| Securities lending collateral, at value | 1,273,938 |
| Cash | 339,157 |
| Foreign currencies, at value (identified cost $121,638, $180,688, $216,371, $127,370, $337,038 and $165,884, respectively) | 122,742 |
| Receivables: | |
| Fund shares sold | 140,939 |
| Investment securities sold, at value | 586 |
| Dividends and interest, at value | 143,722 |
| Variation margin, at value[a] | 393,842 |
| Reimbursement from investment adviser | 50,883 |
| Forward foreign currency exchange contracts, at value | — |
| Securities lending income | 559 |
| Foreign tax refunds | — |
| **Total assets** | 40,073,847 |
| **Liabilities:** | |
| Due to custodian | — |
| Payables: | |
| Investment securities purchased, at value | — |
| Fund shares repurchased | 18,095 |
| Amounts owed to affiliates | 53,666 |
| Forward foreign currency exchange contracts, at value | — |
| Payable upon return of securities loaned | 1,273,938 |
| Unrealized foreign taxes | — |
| Accrued expenses | 81,737 |
| **Total liabilities** | 1,427,436 |
| **Net Assets:** | |
| Paid-in capital | 77,504,476 |
| Accumulated undistributed net investment income (loss) | 252,774 |
| Accumulated net realized loss on investments, futures and foreign currency related transactions | (41,906,987) |
| Net unrealized gain on investments, futures and translation of assets and liabilities denominated in foreign currencies | 2,796,148 |
| **NET ASSETS** | $ 38,646,411 |
| Net asset value, offering and redemption price per share:[b] | |
| Class A | $8.23 |
| Class B | $8.01 |
| Class C | $8.02 |
| Institutional | $8.36 |
| Service | $8.25 |
| Shares outstanding: | |
| Class A | 4,061,153 |
| Class B | 215,636 |
| Class C | 110,022 |
| Institutional | 311,760 |
| Service | 184 |
| Total shares outstanding, $.001 par value (unlimited number of shares authorized) | 4,698,755 |

(a) Includes approximately $55,602 and $1,027,634 for European Equity and International Equity Funds relating to initial margin requirements for futures transactions, respectively.

(b) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares of European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds is $8.71, $14.19, $7.82, $9.76, $9.67 and $9.92, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

| | International Equity Fund | Japanese Equity Fund | International Growth Opportunities Fund | Emerging Markets Equity Fund | Asia Growth Fund |
|---|---|---|---|---|---|
| | $ 550,365,477 | $ 27,741,759 | $ 59,839,011 | $103,571,613 | $ 41,101,394 |
| | 63,483,453 | 1,039,144 | 4,285,719 | 6,944,000 | — |
| | 211 | 11,985 | — | 43,216 | 53,397 |
| | 180,739 | 216,371 | 126,326 | 336,291 | 165,967 |
| | 4,576,752 | 49,893 | 1,164,063 | 893,622 | 951,739 |
| | — | 149,953 | 1,795,948 | 1,090,113 | 478,723 |
| | 1,647,894 | 5,890 | 131,085 | 273,424 | 99,459 |
| | 1,636,205 | — | — | — | — |
| | 15,913 | 13,528 | 77,854 | 40,662 | 68,102 |
| | 4,810,550 | — | — | — | — |
| | 20,760 | 2,360 | 3,969 | 1,047 | — |
| | — | — | — | — | 7,356 |
| | 626,737,954 | 29,230,883 | 67,423,975 | 113,193,988 | 42,926,137 |

| | | | | | |
|---|---|---|---|---|---|
| | — | — | 613,262 | — | — |
| | 2,725,424 | 527,154 | 583,246 | 675,125 | 469 |
| | 3,252,355 | 73,382 | 204,341 | 12,596 | 52,496 |
| | 693,020 | 36,382 | 75,537 | 118,054 | 56,887 |
| | 5,202,387 | — | — | — | — |
| | 63,483,453 | 1,039,144 | 4,285,719 | 6,944,000 | — |
| | — | — | — | 139,439 | 87,110 |
| | 168,032 | 68,816 | 101,166 | 84,126 | 97,724 |
| | 75,524,671 | 1,744,878 | 5,863,271 | 7,973,340 | 294,686 |

| | | | | | |
|---|---|---|---|---|---|
| | 1,157,590,642 | 57,091,915 | 219,512,533 | 127,198,152 | 127,062,111 |
| | 20,376,652 | (145,278) | 51,768 | (191,746) | 51,720 |
| | (668,228,947) | (33,502,469) | (166,643,180) | (44,227,788) | (93,873,405) |
| | 41,474,936 | 4,041,837 | 8,639,583 | 22,442,030 | 9,391,025 |
| | $ 551,213,283 | $ 27,486,005 | $ 61,560,704 | $105,220,648 | $ 42,631,451 |
| | $13.41 | $7.39 | $9.22 | $9.14 | $9.37 |
| | $13.02 | $7.19 | $8.99 | $8.91 | $9.04 |
| | $12.83 | $7.18 | $8.98 | $8.92 | $9.00 |
| | $13.70 | $7.62 | $9.55 | $9.49 | $9.82 |
| | $13.38 | $7.47 | $9.29 | $9.06 | — |
| | 23,351,359 | 2,583,951 | 3,236,434 | 2,681,790 | 3,743,638 |
| | 2,030,014 | 216,209 | 142,844 | 160,307 | 352,358 |
| | 1,076,403 | 248,491 | 183,947 | 108,989 | 135,032 |
| | 14,338,760 | 663,869 | 3,006,849 | 8,237,091 | 321,846 |
| | 94,936 | 182 | 6,014 | 20,448 | — |
| | 40,891,472 | 3,712,702 | 6,576,088 | 11,208,625 | 4,552,874 |

# Statements of Operations

*For the Year Ended August 31, 2003*

|  | European Equity Fund |
|---|---|

| **Investment Income:** | |
|---|---|
| Dividends[a] | $ 764,768 |
| Interest (including securities lending income of $51,319, $692,813, $26,019, $117,832, $10,978 and $0, respectively) | 78,620 |
| **Total income** | 843,388 |

| **Expenses:** | |
|---|---|
| Management fees | 350,669 |
| Distribution and Service fees[b] | 168,991 |
| Custody and accounting fees | 226,982 |
| Transfer Agent fees[b] | 61,171 |
| Registration fees | 52,928 |
| Printing fees | 28,672 |
| Professional fees | 43,979 |
| Trustee fees | 13,370 |
| Service Share fees | 7 |
| Amortization of deferred organization expenses | — |
| Other | 54,555 |
| **Total expenses** | 1,001,324 |
| Less — expense reductions | (374,624) |
| **Net expenses** | 626,700 |
| **NET INVESTMENT INCOME (LOSS)** | 216,688 |

| **Realized and unrealized gain (loss) on investment, futures and foreign currency related transactions:** | |
|---|---|
| Net realized gain (loss) from: | |
| Investment transactions | (5,251,957) |
| Futures transactions | (180,936) |
| Foreign currency related transactions | 30,069 |
| Net change in unrealized gain (loss) on: | |
| Investments | 6,881,836 |
| Futures | 13,836 |
| Translation of assets and liabilities denominated in foreign currencies | (9,064) |
| **Net realized and unrealized gain (loss) on investments, futures and foreign currency related transactions** | 1,483,784 |
| **NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS** | $ 1,700,472 |

(a) For the European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds, foreign taxes withheld on dividends were $84,509, $1,655,060, $26,462, $150,791, $227,545 and $140,324, respectively.

(b) Class specific Distribution and Service and Transfer Agent fees were as follows:

| Fund | Distribution and Service Fees | | | Transfer Agent Fees | | | | |
|---|---|---|---|---|---|---|---|---|
|  | Class A | Class B | Class C | Class A | Class B | Class C | Institutional | Service |
| European Equity Fund | $ 145,307 | $ 15,966 | $ 7,718 | $ 55,217 | $ 3,034 | $ 1,466 | $ 1,454 | $ — |
| International Equity Fund | 1,885,790 | 267,241 | 126,897 | 716,600 | 50,776 | 24,110 | 95,221 | 1,573 |
| Japanese Equity Fund | 79,713 | 14,045 | 19,414 | 30,291 | 2,669 | 3,688 | 1,980 | — |
| International Growth Opportunities Fund | 172,388 | 11,311 | 13,574 | 65,507 | 2,149 | 2,579 | 14,318 | 13 |
| Emerging Markets Equity Fund | 100,600 | 12,335 | 6,981 | 38,228 | 2,344 | 1,326 | 27,050 | 36 |
| Asia Growth Fund | 126,651 | 26,090 | 9,490 | 48,127 | 4,957 | 1,803 | 2,205 | — |

| International Equity Fund | Japanese Equity Fund | International Growth Opportunities Fund | Emerging Markets Equity Fund | Asia Growth Fund |
|---|---|---|---|---|
| $ 12,515,040 | $ 195,887 | $ 1,318,618 | $ 2,383,147 | $ 1,002,599 |
| 974,859 | 26,462 | 142,737 | 15,240 | 6,288 |
| 13,489,899 | 222,349 | 1,461,355 | 2,398,387 | 1,008,887 |
| | | | | |
| 6,585,560 | 242,407 | 873,506 | 1,077,206 | 343,992 |
| 2,279,928 | 113,172 | 197,273 | 119,916 | 162,231 |
| 907,387 | 160,994 | 330,175 | 275,721 | 366,185 |
| 888,280 | 38,628 | 84,566 | 68,984 | 57,092 |
| 93,211 | 51,772 | 74,256 | 54,282 | 60,644 |
| 32,672 | 28,672 | 28,672 | 28,672 | 24,102 |
| 53,897 | 43,568 | 45,386 | 45,257 | 43,984 |
| 13,370 | 13,369 | 13,370 | 13,370 | 13,370 |
| 19,659 | 5 | 154 | 456 | — |
| — | 2,443 | 6,745 | 880 | — |
| 116,192 | 54,320 | 57,960 | 62,195 | 57,584 |
| 10,990,156 | 749,350 | 1,712,063 | 1,746,939 | 1,129,184 |
| (484,229) | (317,913) | (543,033) | (152,617) | (498,013) |
| 10,505,927 | 431,437 | 1,169,030 | 1,594,322 | 631,171 |
| 2,983,972 | (209,088) | 292,325 | 804,065 | 377,716 |
| | | | | |
| (166,014,889) | (6,306,597) | (18,301,946) | (1,316,265) | (1,434,212) |
| (7,800,151) | (27,383) | (91,920) | (30,048) | — |
| 15,078,469 | (31,637) | (91,112) | (523,424) | (242,037) |
| 163,125,296 | 6,352,469 | 27,016,407 | 24,964,474 | 6,555,990 |
| (61,697) | — | — | — | — |
| 1,833,656 | 327 | (9,986) | (19,581) | (61,140) |
| 6,160,684 | (12,821) | 8,521,443 | 23,075,156 | 4,818,601 |
| $ 9,144,656 | $ (221,909) | $ 8,813,768 | $23,879,221 | $ 5,196,317 |

# Statements of Changes in Net Assets

*For the Year Ended August 31, 2003*

| | European<br>Equity Fund |
|---|---|
| **From operations:** | |
| Net investment income (loss) | $ 216,688 |
| Net realized loss from investment, futures and foreign currency related transactions | (5,402,824) |
| Net change in unrealized gain on investments, futures and translation of assets and liabilities denominated in foreign currencies | 6,886,608 |
| **Net increase (decrease) in net assets resulting from operations** | 1,700,472 |
| | |
| **Distributions to shareholders:** | |
| From net investment income | |
|    Class A Shares | (3,632) |
|    Class B Shares | — |
|    Class C Shares | — |
|    Institutional Shares | (55,347) |
|    Service Shares | (11) |
| **Total distributions to shareholders** | (58,990) |
| | |
| **From share transactions:** | |
| Proceeds from sales of shares | 91,273,917 |
| Reinvestment of dividends and distributions | 57,367 |
| Cost of shares repurchased | (98,948,880) |
| **Net increase (decrease) in net assets resulting from share transactions** | (7,617,596) |
| **TOTAL INCREASE (DECREASE)** | (5,976,114) |
| | |
| **Net assets:** | |
| Beginning of year | 44,622,525 |
| End of year | $ 38,646,411 |
| **Accumulated undistributed net investment income (loss)** | $ 252,774 |

| International<br>Equity Fund | Japanese<br>Equity Fund | International Growth<br>Opportunities Fund | Emerging Markets<br>Equity Fund | Asia<br>Growth Fund |
|---:|---:|---:|---:|---:|
| $ 2,983,972 | $ (209,088) | $ 292,325 | $ 804,065 | $ 377,716 |
| (158,736,571) | (6,365,617) | (18,484,978) | (1,869,737) | (1,676,249) |
| 164,897,255 | 6,352,796 | 27,006,421 | 24,944,893 | 6,494,850 |
| 9,144,656 | (221,909) | 8,813,768 | 23,879,221 | 5,196,317 |
| | | | | |
| (5,138,689) | — | — | — | — |
| (249,124) | — | — | — | — |
| (145,451) | — | — | — | — |
| (7,860,204) | — | — | — | — |
| (86,318) | — | — | — | — |
| (13,479,786) | — | — | — | — |
| | | | | |
| 1,401,427,473 | 52,319,486 | 254,352,915 | 54,576,487 | 166,122,780 |
| 9,629,723 | — | — | — | — |
| (1,820,359,144) | (52,151,660) | (296,541,744) | (64,704,402) | (166,546,395) |
| (409,301,948) | 167,826 | (42,188,829) | (10,127,915) | (423,615) |
| (413,637,078) | (54,083) | (33,375,061) | 13,751,306 | 4,772,702 |
| | | | | |
| 964,850,361 | 27,540,088 | 94,935,765 | 91,469,342 | 37,858,749 |
| $ 551,213,283 | $ 27,486,005 | $ 61,560,704 | $105,220,648 | $ 42,631,451 |
| $ 20,376,652 | $ (145,278) | $ 51,768 | $ (191,746) | $ 51,720 |

# Statements of Changes in Net Assets

*For the Year Ended August 31, 2002*

| | European Equity Fund |
|---|---:|
| **From operations:** | |
| Net investment income (loss) | $ 139,205 |
| Net realized loss from investment, futures, options and foreign currency related transactions | (19,819,135) |
| Net change in unrealized loss on investments, futures, options and translation of assets and liabilities denominated in foreign currencies | 9,157,802 |
| **Net increase (decrease) in net assets resulting from operations** | (10,522,128) |
| | |
| **Distributions to shareholders:** | |
| From net investment income | |
| Class A Shares | — |
| Class B Shares | — |
| Class C Shares | — |
| Institutional Shares | — |
| Service Shares | — |
| From net realized gains on investment, futures and foreign currency transactions | |
| Class A Shares | (1,298,776) |
| Class B Shares | (85,304) |
| Class C Shares | (33,179) |
| Institutional Shares | (170,384) |
| Service Shares | (50) |
| **Total distributions to shareholders** | (1,587,693) |
| | |
| **From share transactions:** | |
| Proceeds from sale of shares | 77,738,552 |
| Reinvestment of dividends and distributions | 1,476,067 |
| Cost of shares repurchased | (127,466,125) |
| **Net increase (decrease) in net assets resulting from share transactions** | (48,251,506) |
| **TOTAL INCREASE (DECREASE)** | (60,361,327) |
| | |
| **Net assets:** | |
| Beginning of year | 104,983,852 |
| End of year | $ 44,622,525 |
| **Accumulated undistributed net investment income (loss)** | $ 58,563 |

| International Equity Fund | Japanese Equity Fund | International Growth Opportunities Fund | Emerging Markets Equity Fund | Asia Growth Fund |
|---|---|---|---|---|
| $ 2,983,169 | $ (279,846) | $ (784,843) | $ (73,760) | $ 278,334 |
| (363,004,817) | (9,900,634) | (60,112,543) | (7,747,577) | (2,135,778) |
| 140,877,866 | 6,924,227 | 29,746,332 | 8,416,284 | 4,959,399 |
| (219,143,782) | (3,256,253) | (31,151,054) | 594,947 | 3,101,955 |
| | | | | |
| (3,356,174) | — | — | — | — |
| — | — | — | — | — |
| — | — | — | — | — |
| (3,099,977) | — | — | — | — |
| (39,012) | — | — | — | — |
| — | (142,228) | — | — | — |
| — | (19,740) | — | — | — |
| — | (21,775) | — | — | — |
| — | (17,348) | — | — | — |
| — | (15) | — | — | — |
| (6,495,163) | (201,106) | — | — | — |
| | | | | |
| 1,090,902,401 | 43,267,012 | 180,883,814 | 46,378,767 | 78,802,177 |
| 4,749,047 | 179,994 | — | — | — |
| (1,337,920,546) | (38,548,371) | (303,039,198) | (65,976,722) | (85,609,653) |
| (242,269,098) | 4,898,635 | (122,155,384) | (19,597,955) | (6,807,476) |
| (467,908,043) | 1,441,276 | (153,306,438) | (19,003,008) | (3,705,521) |
| | | | | |
| 1,432,758,404 | 26,098,812 | 248,242,203 | 110,472,350 | 41,564,270 |
| $ 964,850,361 | $ 27,540,088 | $ 94,935,765 | $ 91,469,342 | $ 37,858,749 |
| $ 15,793,997 | $ (1,552) | $ (298,667) | $ (495,697) | $ (109,282) |

# Notes to Financial Statements

*August 31, 2003*

## 1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds (collectively the ''Funds'' or individually a ''Fund''). Each Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service (Service Shares of Asia Growth Fund have not commenced operations).

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

**A. Investment Valuation —** Investments in securities traded on a U.S. or foreign securities exchange or the Nasdaq system are valued daily at their last sale price or official closing price on the principal exchange or system on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. In addition, the impact of events that occur after the publication of market quotations used by a Fund to price its securities but before the close of regular trading on the New York Stock Exchange will not be reflected in a Fund's next determined NAV unless the Trust, in its discretion, determines to make an adjustment in light of the nature and significance of the event, consistent with applicable regulatory guidelines. Securities for which quotations are not readily available are valued at fair value using methods approved by the Trust's Board of Trustees.

Investing in foreign markets may involve special risks and considerations not typically associated with investing in the United States. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices may be more volatile than those of comparable securities in the United States.

**B. Security Transactions and Investment Income —** Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes where applicable. Certain dividends from foreign securities may be recorded subsequent to the ex-dividend date as soon as the Fund is informed of such dividends. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted. It is the Funds' policy, where necessary, to accrue for estimated capital gains taxes on appreciated foreign securities.

Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily, to each class of shares of the Funds, based upon the relative proportion of net assets of each class.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

**C. Federal Taxes** — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Income and capital gains distributions, if any, are declared and paid annually and recorded on the ex-dividend date.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of each Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

**D. Expenses** — Expenses incurred by the Trust which do not specifically relate to an individual Fund of the Trust are allocated to the Funds based on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Service Shares bear all expenses and fees relating to their Service and Shareholder Administration Plans. Each class of shares separately bears its respective class-specific Transfer Agency fees.

**E. Deferred Organization Expenses** — Organization-related costs are amortized on a straight-line basis over a period of five years. As of August 31, 2003, the deferred organization costs have been fully amortized.

**F. Foreign Currency Translations** — The books and records of each Fund are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based on current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based on currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of dividends, interest and foreign withholding taxes recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and loss arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

**G. Derivative Financial Instruments** — The Funds may utilize derivative financial instruments such as structured notes and equity swaps. Such instruments are used by the Funds as a means of investing in a particular market or increasing the return on the Funds' investments or both. The value of the principal of and/or interest on such securities is determined by reference to changes in the value of the financial indicators including, but not limited to indices, currencies or interest rates. These financial instruments may subject the Funds to a greater degree of market or counterparty risk and loss than other types of securities.

**H. Segregation Transactions** — The Funds may enter into certain derivative transactions to seek to increase total returns. Forward foreign currency exchange contracts, futures contracts, written options, mortgage dollar rolls, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

# Notes to Financial Statements (continued)

*August 31, 2003*

## 3. AGREEMENTS

Pursuant to the Investment Management Agreement (the ''Agreement''), Goldman Sachs Asset Management International (''GSAMI''), an affiliate of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser to the Funds. Under the Agreement, GSAMI, subject to the general supervision of the Trust's Board of Trustees, manages the Funds' portfolios. As compensation for the services rendered under the Agreement, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, GSAMI is entitled to a fee, computed daily and payable monthly, at an annual rate equal to the average daily net assets of each Fund. For the year ended August 31, 2003, the investment adviser for International Growth Opportunities has voluntarily agreed to waive a portion of its management fee equal to an annual percentage rate of the Fund's average daily net assets. The adviser may discontinue or modify this waiver in the future at its discretion.

The investment adviser has voluntarily agreed to limit certain ''Other Expenses'' (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs, shareholder meeting and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, a percentage rate of the average daily net assets of each Fund.

For the year ended August 31, 2003, the Funds' management fees, management fee waivers and expense limitations (rounded) as an annual percentage rate of average daily net assets is as follows:

| Fund | Management Fee | Management Fee Waiver | Expense Limitation |
|------|----------------|-----------------------|--------------------|
| European Equity | 1.00% | —% | 0.10% |
| International Equity | 1.00 | — | 0.10 |
| Japanese Equity | 1.00 | — | 0.11 |
| International Growth Opportunities | 1.20 | 0.10 | 0.10 |
| Emerging Markets Equity | 1.20 | — | 0.35 |
| Asia Growth | 1.00 | — | 0.16 |

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of each Fund's average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to receive a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the Funds' average daily net assets attributable to Class A, Class B and Class C Shares.

## 3. AGREEMENTS (continued)

Goldman Sachs serves as the distributor of shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may retain a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the year ended August 31, 2003, no Class B and Class C contingent deferred sales charges were retained by Goldman Sachs. During the year ended August 31, 2003, Goldman Sachs advised the Funds that it retained approximately $43,000, $286,000, $46,000, $5,000, $21,000 and $42,000 in Class A sales load on behalf of the European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds, respectively.

Goldman Sachs also serves as the transfer agent of the Funds for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of average daily net assets for Class A, Class B and Class C Shares and 0.04% of average daily net assets for Institutional and Service Shares.

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provides for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on an annualized basis), of the average daily net asset value of the Service Shares.

For the year ended August 31, 2003, the Funds' investment adviser has voluntarily agreed to reimburse certain operating expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses. These expense reductions were as follows (in thousands):

| Fund | Management Fee Waiver | Expense Reimbursements | Custody Credits | Total Expense Reductions |
|---|---|---|---|---|
| European Equity | $ — | $375 | $ — | $375 |
| International Equity | — | 481 | 3 | 484 |
| Japanese Equity | — | 318 | — | 318 |
| International Growth Opportunities | 73 | 470 | — | 543 |
| Emerging Markets Equity | — | 152 | 1 | 153 |
| Asia Growth | — | 498 | — | 498 |

As of August 31, 2003, the amounts owed to affiliates were as follows (in thousands):

| Fund | Management Fees | Distribution and Service Fees | Transfer Agent Fees | Total |
|---|---|---|---|---|
| European Equity | $ 32 | $ 16 | $ 6 | $ 54 |
| International Equity | 464 | 166 | 63 | 693 |
| Japanese Equity | 22 | 11 | 3 | 36 |
| International Growth Opportunities | 56 | 14 | 6 | 76 |
| Emerging Markets Equity | 100 | 11 | 7 | 118 |
| Asia Growth | 34 | 17 | 6 | 57 |

# Notes to Financial Statements (continued)

*August 31, 2003*

## 4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments and futures) for the year ended August 31, 2003, were as follows:

| Fund | Purchases | Sales and Maturities |
|---|---|---|
| European Equity | $ 44,522,917 | $ 51,455,546 |
| International Equity | 397,923,198 | 779,732,790 |
| Japanese Equity | 27,382,259 | 27,406,027 |
| International Growth Opportunities | 60,485,472 | 102,134,895 |
| Emerging Markets Equity | 72,826,662 | 83,240,484 |
| Asia Growth | 75,138,573 | 77,835,036 |

For the year ended August 31, 2003, Goldman Sachs earned approximately $13,000, $211,000, $4,000, $25,000, $22,000 and $16,000 of brokerage commissions from portfolio transactions, including futures transactions executed on behalf of the European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds, respectively.

Forward Foreign Currency Exchange Contracts — The Funds may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. The Funds may also purchase and sell such contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting unrealized gains or losses are recorded in the Funds' financial statements. Risks may arise upon entering these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

## 4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

At August 31, 2003, the International Equity Fund had outstanding forward foreign exchange contracts, both to purchase and sell foreign currencies as follows:

| Open Forward Foreign Currency Purchase Contracts | Value on Settlement Date | Current Value | Unrealized | |
|---|---|---|---|---|
| | | | Gain | Loss |
| Australian Dollar | | | | |
| expiring 9/26/2003 | $ 23,970,436 | $ 23,949,954 | $ — | $ 20,482 |
| expiring 10/22/2003 | 3,412,000 | 3,422,417 | 10,417 | — |
| expiring 10/22/2003 | 17,082,975 | 16,801,524 | — | 281,451 |
| Canadian Dollar | | | | |
| expiring 10/22/2003 | 10,486,000 | 10,566,575 | 80,575 | — |
| expiring 10/22/2003 | 10,426,790 | 10,207,321 | — | 219,469 |
| Danish Krone | | | | |
| expiring 9/29/2003 | 1,881,465 | 1,895,883 | 14,418 | — |
| Euro | | | | |
| expiring 10/22/2003 | 28,253,615 | 27,267,450 | — | 986,165 |
| Great British Pound | | | | |
| expiring 9/8/2003 | 25,617,119 | 24,931,517 | — | 685,602 |
| expiring 10/22/2003 | 13,712,705 | 13,211,931 | — | 500,774 |
| Hong Kong Dollar | | | | |
| expiring 9/11/2003 | 2,128,051 | 2,128,278 | 227 | — |
| Japanese Yen | | | | |
| expiring 9/30/2003 | 16,542,880 | 16,668,566 | 125,686 | — |
| expiring 10/22/2003 | 20,825,204 | 21,091,833 | 266,629 | — |
| Norwegian Krone | | | | |
| expiring 9/25/2003 | 4,281,013 | 4,138,087 | — | 142,926 |
| expiring 10/22/2003 | 10,265,000 | 9,886,635 | — | 378,365 |
| Swedish Krona | | | | |
| expiring 9/18/2003 | 6,983,234 | 6,704,349 | — | 278,885 |
| expiring 10/22/2003 | 3,421,000 | 3,507,741 | 86,741 | — |
| expiring 10/22/2003 | 10,461,204 | 10,053,370 | — | 407,834 |
| Swiss Franc | | | | |
| expiring 10/22/2003 | 20,993,000 | 20,224,542 | — | 768,458 |
| **TOTAL OPEN FORWARD FOREIGN CURRENCY PURCHASE CONTRACTS** | $230,743,691 | $226,657,973 | $ 584,693 | $4,670,411 |

# Notes to Financial Statements (continued)

*August 31, 2003*

## 4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

| Open Forward Foreign Currency Sale Contracts | Value on Settlement Date | Current Value | Unrealized | |
|---|---|---|---|---|
| | | | Gain | Loss |
| Australian Dollar | | | | |
| expiring 10/22/2003 | $ 3,355,000 | $ 3,321,728 | $ 33,272 | $ — |
| expiring 10/22/2003 | 10,249,000 | 10,344,849 | — | 95,849 |
| Canadian Dollar | | | | |
| expiring 10/22/2003 | 14,235,000 | 14,091,497 | 143,503 | — |
| expiring 10/22/2003 | 17,127,000 | 17,392,547 | — | 265,547 |
| Euro | | | | |
| expiring 9/29/2003 | 6,664,158 | 6,706,396 | — | 42,238 |
| expiring 10/22/2003 | 41,758,000 | 40,562,609 | 1,195,391 | — |
| Great British Pound | | | | |
| expiring 9/8/2003 | 6,821,639 | 6,691,020 | 130,619 | — |
| expiring 10/22/2003 | 17,093,000 | 16,814,551 | 278,449 | — |
| Hungarian Forint | | | | |
| expiring 9/18/2003 | 3,061,039 | 3,053,300 | 7,739 | — |
| expiring 9/18/2003 | 2,837,696 | 2,843,242 | — | 5,546 |
| Japanese Yen | | | | |
| expiring 10/22/2003 | 3,443,000 | 3,510,248 | — | 67,248 |
| Mexican Peso | | | | |
| expiring 9/24/2003 | 5,622,127 | 5,377,528 | 244,599 | — |
| Norwegian Krone | | | | |
| expiring 10/22/2003 | 14,373,280 | 13,956,731 | 416,549 | — |
| expiring 10/22/2003 | 3,469,000 | 3,487,013 | — | 18,013 |
| Singapore Dollar | | | | |
| expiring 10/17/2003 | 1,118,887 | 1,115,085 | 3,802 | — |
| expiring 10/17/2003 | 2,703,125 | 2,704,889 | — | 1,764 |
| Swedish Krona | | | | |
| expiring 10/22/2003 | 3,436,000 | 3,285,184 | 150,816 | — |
| expiring 10/22/2003 | 3,412,000 | 3,444,514 | — | 32,514 |
| Swiss Franc | | | | |
| expiring 9/18/2003 | 14,706,172 | 14,163,524 | 542,648 | — |
| expiring 10/22/2003 | 24,083,393 | 23,004,923 | 1,078,470 | — |
| expiring 10/22/2003 | 3,469,000 | 3,472,257 | — | 3,257 |
| **TOTAL OPEN FORWARD FOREIGN CURRENCY SALE CONTRACTS** | $203,037,516 | $199,343,635 | $4,225,857 | $ 531,976 |

The contractual amounts of forward foreign currency exchange contracts do not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered. At August 31, 2003, the Funds had sufficient cash and securities to cover any commitments under these contracts.

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Funds are required to deposit with a broker or the Funds' custodian bank, an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts

## 4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

(''variation margin'') are paid or received by the Funds, depending on the fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involve, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statement of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' hedging strategies and potentially result in a loss. At August 31, 2003, open futures contracts were as follows:

| Fund | Type | Number of Contracts Long | Settlement Month | Market Value | Unrealized Gain |
|---|---|---|---|---|---|
| European Equity | DJ EUR ER STX 50 Index | 14 | September 2003 | $ 398,542 | $ 3,996 |
| | FTSE 100 Index | 3 | September 2003 | 199,127 | 949 |
| | | | | $ 597,669 | $ 4,945 |
| International Equity | DJ EUR ER STX 50 Index | 312 | September 2003 | $8,782,849 | $513,241 |

## 5. SECURITIES LENDING

Pursuant to exemptive relief granted by the Securities and Exchange Commission (SEC) and the terms and conditions contained therein, the Funds may lend their securities through their Securities Lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. The loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit, the Funds bear the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Funds and BGA receive compensation relating to the lending of the Funds' securities. The amounts earned by the Funds for the year ended August 31, 2003 are reported parenthetically on the Statements of Operations. The Funds invest the cash collateral received in connection with securities lending transactions in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware statutory trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940 and is managed by GSAM, for which GSAM receives an investment advisory fee. The Enhanced Portfolio invests in high quality money market instruments. The Funds bear the risk of incurring a loss from the investment of cash collateral due to either credit or market factors.

The table below details the following items as of August 31, 2003:

| Fund | Market Value of Securities on Loan as of August 31, 2003 | Cash Collateral Received for Loans Outstanding as of August 31, 2003 | Earnings of BGA Relating to Securities Loaned for the Year Ended August 31, 2003 | Earnings Received From Lending to Goldman Sachs for the Year Ended August 31, 2003 | Amount Payable to Goldman Sachs Upon Return of Securities Loaned as of August 31, 2003 |
|---|---|---|---|---|---|
| European Equity | $ 1,205,005 | 1,273,938 | $ 9,055 | $ 16,396 | $ 1,888 |
| International Equity | 60,162,493 | 63,483,453 | 122,254 | 191,723 | 4,287,654 |
| Japanese Equity | 982,448 | 1,039,144 | 4,590 | 6,926 | 322,500 |
| International Growth Opportunities | 4,083,379 | 4,285,719 | 20,790 | 31,224 | 1,501,250 |
| Emerging Markets Equity | 6,761,346 | 6,944,000 | 1,937 | 753 | 331,500 |

# Notes to Financial Statements (continued)

*August 31, 2003*

## 6. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the Federal Funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the year ended August 31, 2003, the Funds did not have any borrowings under this facility.

## 7. ADDITIONAL TAX INFORMATION

The tax character of distributions paid was as follows:

| | For the Year Ended August 31, 2003 | | For the Year Ended August 31, 2002 | | |
| --- | --- | --- | --- | --- | --- |
| | European Equity | International Equity | European Equity | International Equity | Japanese Equity |
| **Distributions paid from:** | | | | | |
| Ordinary income | $58,990 | $13,479,786 | $ 9,380 | $6,495,163 | $ — |
| Net long-term capital gains | — | — | 1,578,313 | — | 201,106 |
| Total taxable distributions | $58,990 | $13,479,786 | $1,587,693 | $6,495,163 | $201,106 |
| Tax Return of Capital | $ — | $ — | $ — | $ — | $ — |

As of August 31, 2003, the components of accumulated earnings (losses) on a tax basis were as follows:

| | European Equity | International Equity | Japanese Equity | International Growth Opportunities | Emerging Markets Equity | Asia Growth |
| --- | --- | --- | --- | --- | --- | --- |
| Undistributed ordinary income — net | $ 237,846 | $ 19,765,833 | $ — | $ 280,047 | $ 464,644 | $ 358,707 |
| Undistributed long-term capital gains | — | — | — | — | — | — |
| Total undistributed earnings | $ 237,846 | $ 19,765,833 | $ — | $ 280,047 | $ 464,644 | $ 358,707 |
| Capital loss carryforward | (32,665,211) | (514,247,527) | (24,967,906) | (156,002,452) | (37,831,876) | (90,916,038) |
| Timing differences (post October losses) | (4,946,927) | (106,466,421) | (5,242,481) | (9,012,138) | (283,119) | (157,547) |
| Unrealized gains (losses) — net | (1,483,773) | (5,429,244) | 604,477 | 6,782,714 | 15,672,847 | 6,284,218 |
| Total accumulated losses — net | $(38,858,065) | $(606,377,359) | $(29,605,910) | $(157,951,829) | $(21,977,504) | $(84,430,660) |
| Capital loss carryforward years of expiration | 2010-2011 | 2009-2011 | 2010-2011 | 2009-2011 | 2009-2011 | 2005-2011 |

## 7. ADDITIONAL TAX INFORMATION (continued)

At August 31, 2003, the Funds' aggregate security unrealized gains and losses based on a cost for U.S. federal income tax purposes were as follows:

| | European Equity | International Equity | Japanese Equity | International Growth Opportunities | Emerging Markets Equity | Asia Growth |
|---|---|---|---|---|---|---|
| Tax cost | $40,373,706 | $619,777,656 | $28,177,131 | $57,346,222 | $94,703,587 | $34,729,984 |
| Gross unrealized gain | 3,349,389 | 3,907,059 | 884,632 | 9,042,446 | 18,423,316 | 6,391,267 |
| Gross unrealized loss | (4,841,678) | (9,835,785) | (280,860) | (2,263,938) | (2,611,290) | (19,857) |
| Net unrealized security gain (loss) | $(1,492,289) | $ (5,928,726) | $ 603,772 | $ 6,778,508 | $15,812,026 | $ 6,371,410 |

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

## 8. OTHER MATTERS

As of August 31, 2003 the following Goldman Sachs Asset Allocation Portfolios were beneficial owners of the Emerging Markets Equity Fund with amounts greater than 5% (as a percentage of outstanding shares) as follows:

| Fund | Goldman Sachs Growth and Income Strategy Portfolio | Goldman Sachs Growth Strategy Portfolio | Goldman Sachs Aggressive Growth Strategy Portfolio |
|---|---|---|---|
| Emerging Markets Equity | 11% | 11% | 8% |

## 9. CERTAIN RECLASSIFICATIONS

In order to account for permanent book/tax differences, certain reclassifications have been recorded to the Funds' accounts. These reclassifications have no impact on the net asset value of the Funds. Reclassifications result primarily from the difference in the tax treatment of foreign currency, net operating losses and passive foreign investment companies.

| Fund | Paid-in Capital | Accumulated Net Realized Gain (Loss) | Accumulated Undistributed Net Investment Income (Loss) |
|---|---|---|---|
| European Equity | $ — | $ (36,513) | $ 36,513 |
| International Equity | — | (15,078,469) | 15,078,469 |
| Japanese Equity | (96,986) | 31,624 | 65,362 |
| International Growth Opportunities | (106,714) | 48,604 | 58,110 |
| Emerging Markets Equity | (19,904) | 520,018 | (500,114) |
| Asia Growth | 3,913 | 212,801 | (216,714) |

# Notes to Financial Statements (continued)

*August 31, 2003*

## 10. SUMMARY OF SHARE TRANSACTIONS

Share activity for the year ended August 31, 2003 is as follows:

| | European Equity Fund | | International Equity Fund | |
|---|---|---|---|---|
| | **Shares** | **Dollars** | **Shares** | **Dollars** |
| **Class A Shares** | | | | |
| Shares sold | 10,256,797 | $ 75,171,422 | 89,447,485 | $ 1,053,625,414 |
| Reinvestment of dividends and distributions | 570 | 4,316 | 328,547 | 3,932,820 |
| Shares repurchased | (11,041,536) | (80,198,026) | (105,265,440) | (1,250,036,901) |
| | (784,169) | (5,022,288) | (15,489,408) | (192,478,667) |
| **Class B Shares** | | | | |
| Shares sold | 31,887 | 232,910 | 95,189 | 1,127,709 |
| Reinvestment of dividends and distributions | — | — | 19,108 | 222,793 |
| Shares repurchased | (48,604) | (340,046) | (647,227) | (7,481,620) |
| | (16,717) | (107,136) | (532,930) | (6,131,118) |
| **Class C Shares** | | | | |
| Shares sold | 2,276,113 | 15,645,546 | 1,385,513 | 15,504,806 |
| Reinvestment of dividends and distributions | — | — | 10,099 | 116,042 |
| Shares repurchased | (2,250,226) | (15,662,487) | (1,429,109) | (16,159,439) |
| | 25,887 | (16,941) | (33,497) | (538,591) |
| **Institutional Shares** | | | | |
| Shares sold | 29,946 | 224,039 | 27,267,069 | 329,988,218 |
| Reinvestment of dividends and distributions | 7,072 | 53,040 | 435,460 | 5,299,556 |
| Shares repurchased | (396,424) | (2,748,321) | (44,115,492) | (541,581,597) |
| | (359,406) | (2,471,242) | (16,412,963) | (206,293,823) |
| **Service Shares** | | | | |
| Shares sold | — | — | 95,648 | 1,181,326 |
| Reinvestment of dividends and distributions | 1 | 11 | 4,909 | 58,512 |
| Shares repurchased | — | — | (399,618) | (5,099,587) |
| | 1 | 11 | (299,061) | (3,859,749) |
| **NET INCREASE (DECREASE)** | (1,134,404) | $ (7,617,596) | (32,767,859) | $ (409,301,948) |

| | Japanese Equity Fund | | International Growth Opportunities Fund | | Emerging Markets Equity Fund | | Asia Growth Fund | |
|---|---|---|---|---|---|---|---|---|
| | Shares | Dollars | Shares | Dollars | Shares | Dollars | Shares | Dollars |
| | 5,694,712 | $ 36,774,841 | 29,964,249 | $ 217,378,512 | 5,057,077 | $ 35,440,517 | 10,410,433 | $ 79,584,955 |
| | — | — | — | — | — | — | — | — |
| | (5,300,886) | (34,916,161) | (33,156,269) | (241,988,879) | (5,516,992) | (38,795,489) | (10,092,440) | (77,790,114) |
| | 393,826 | 1,858,680 | (3,192,020) | (24,610,367) | (459,915) | (3,354,972) | 317,993 | 1,794,841 |
| | 23,642 | 160,469 | 42,544 | 312,568 | 17,927 | 135,238 | 68,709 | 545,819 |
| | — | — | — | — | — | — | — | — |
| | (46,825) | (306,791) | (49,662) | (391,068) | (50,743) | (351,275) | (85,935) | (653,173) |
| | (23,183) | (146,322) | (7,118) | (78,500) | (32,816) | (216,037) | (17,226) | (107,354) |
| | 1,824,351 | 12,017,915 | 831,069 | 5,835,339 | 906,079 | 6,008,601 | 1,487,244 | 11,091,814 |
| | — | — | — | — | — | — | — | — |
| | (1,893,238) | (12,549,409) | (823,644) | (5,783,869) | (897,749) | (5,974,783) | (1,478,282) | (11,135,756) |
| | (68,887) | (531,494) | 7,425 | 51,470 | 8,330 | 33,818 | 8,962 | (43,942) |
| | 484,323 | 3,366,261 | 4,051,252 | 30,795,863 | 1,741,423 | 12,877,158 | 9,948,450 | 74,900,192 |
| | — | — | — | — | — | — | — | — |
| | (640,458) | (4,379,299) | (6,066,789) | (48,370,958) | (2,587,761) | (19,570,811) | (10,079,904) | (76,967,352) |
| | (156,135) | (1,013,038) | (2,015,537) | (17,575,095) | (846,338) | (6,693,653) | (131,454) | (2,067,160) |
| | — | — | 3,757 | 30,633 | 15,227 | 114,973 | — | — |
| | — | — | — | — | — | — | — | — |
| | — | — | (868) | (6,970) | (1,802) | (12,044) | — | — |
| | — | — | 2,889 | 23,663 | 13,425 | 102,929 | — | — |
| | 145,621 | $ 167,826 | (5,204,361) | $ (42,188,829) | (1,317,314) | $(10,127,915) | 178,275 | $ (423,615) |

# Notes to Financial Statements (continued)

*August 31, 2003*

## 10. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended August 31, 2002 is as follows:

| | European Equity Fund | | International Equity Fund | |
| --- | --- | --- | --- | --- |
| | **Shares** | **Dollars** | **Shares** | **Dollars** |
| **Class A Shares** | | | | |
| Shares sold | 8,322,732 | $ 71,424,627 | 43,941,807 | $ 630,955,410 |
| Reinvestment of dividends and distributions | 137,970 | 1,210,001 | 184,156 | 2,753,144 |
| Shares repurchased | (13,314,536) | (115,640,788) | (73,584,642) | (1,071,224,073) |
| | (4,853,834) | (43,006,160) | (29,458,679) | (437,515,519) |
| **Class B Shares** | | | | |
| Shares sold | 46,591 | 407,503 | 170,012 | 2,357,634 |
| Reinvestment of dividends and distributions | 9,265 | 79,768 | — | — |
| Shares repurchased | (120,809) | (1,015,296) | (826,648) | (11,501,999) |
| | (64,953) | (528,025) | (656,636) | (9,144,365) |
| **Class C Shares** | | | | |
| Shares sold | 599,243 | 4,789,083 | 568,962 | 7,841,917 |
| Reinvestment of dividends and distributions | 3,235 | 27,860 | — | — |
| Shares repurchased | (648,481) | (5,288,335) | (633,142) | (8,771,730) |
| | (46,003) | (471,392) | (64,180) | (929,813) |
| **Institutional Shares** | | | | |
| Shares sold | 130,305 | 1,117,339 | 29,586,957 | 447,689,045 |
| Reinvestment of dividends and distributions | 17,777 | 158,388 | 128,642 | 1,966,939 |
| Shares repurchased | (609,641) | (5,521,706) | (17,125,718) | (244,815,335) |
| | (461,559) | (4,245,979) | 12,589,881 | 204,840,649 |
| **Service Shares** | | | | |
| Shares sold | — | — | 145,235 | 2,058,395 |
| Reinvestment of dividends and distributions | 6 | 50 | 1,935 | 28,964 |
| Shares repurchased | — | — | (110,928) | (1,607,409) |
| | 6 | 50 | 36,242 | 479,950 |
| NET INCREASE (DECREASE) | (5,426,343) | $ (48,251,506) | (17,553,372) | $ (242,269,098) |

| | Japanese Equity Fund | | International Growth Opportunities Fund | | Emerging Markets Equity Fund | | Asia Growth Fund | |
|---|---|---|---|---|---|---|---|---|
| | Shares | Dollars | Shares | Dollars | Shares | Dollars | Shares | Dollars |
| | 3,855,508 | $ 30,860,254 | 14,149,344 | $ 125,952,367 | 3,057,929 | $ 23,792,659 | 7,805,047 | $ 68,210,840 |
| | 15,915 | 129,226 | — | — | — | — | — | — |
| | (3,868,500) | (30,784,383) | (24,225,465) | (217,757,989) | (4,610,829) | (35,238,388) | (8,572,711) | (75,093,954) |
| | 2,923 | 205,097 | (10,076,121) | (91,805,622) | (1,552,900) | (11,445,729) | (767,664) | (6,883,114) |
| | 44,894 | 368,684 | 30,290 | 270,667 | 31,083 | 251,380 | 59,115 | 536,967 |
| | 2,238 | 17,881 | — | — | — | — | — | — |
| | (70,114) | (559,405) | (57,180) | (497,072) | (49,082) | (351,835) | (152,767) | (1,307,749) |
| | (22,982) | (172,840) | (26,890) | (226,405) | (17,999) | (100,455) | (93,652) | (770,782) |
| | 866,393 | 6,607,476 | 306,348 | 2,685,864 | 55,024 | 421,676 | 391,754 | 3,455,362 |
| | 2,440 | 19,453 | — | — | — | — | — | — |
| | (810,128) | (6,291,756) | (318,893) | (2,818,482) | (46,556) | (339,795) | (394,448) | (3,498,577) |
| | 58,705 | 335,173 | (12,545) | (132,618) | 8,468 | 81,881 | (2,694) | (43,215) |
| | 676,103 | 5,430,598 | 5,642,063 | 51,953,893 | 2,750,233 | 21,863,762 | 703,521 | 6,599,008 |
| | 1,617 | 13,419 | — | — | — | — | — | — |
| | (111,684) | (912,827) | (8,880,283) | (81,965,405) | (3,755,933) | (30,038,090) | (617,207) | (5,709,373) |
| | 566,036 | 4,531,190 | (3,238,220) | (30,011,512) | (1,005,700) | (8,174,328) | 86,314 | 889,635 |
| | — | — | 2,318 | 21,023 | 7,087 | 49,290 | — | — |
| | 2 | 15 | — | — | — | — | — | — |
| | — | — | (30) | (250) | (1,152) | (8,614) | — | — |
| | 2 | 15 | 2,288 | 20,773 | 5,935 | 40,676 | — | — |
| | 604,684 | $ 4,898,635 | (13,351,488) | $(122,155,384) | (2,562,196) | $(19,597,955) | (777,696) | $ (6,807,476) |

# Financial Highlights

*Selected Data for a Share Outstanding Throughout Each Period*

| | | Income from investment operations | | | Distributions to shareholders | | | |
|---|---|---|---|---|---|---|---|---|
| | Net asset value, beginning of period | Net investment income (loss) | Net realized and unrealized gain (loss) | Total from investment operations | From net investment income | In excess of net investment income | From net realized gains | Total distributions |
| **FOR THE YEARS ENDED AUGUST 31,** | | | | | | | | |
| 2003 - Class A Shares | $ 7.64 | $ 0.04 (c) | $ 0.55 | $ 0.59 | $ — (d) | $ — | $ — | $ — (d) |
| 2003 - Class B Shares | 7.48 | 0.02 (c) | 0.51 | 0.53 | — | — | — | — |
| 2003 - Class C Shares | 7.48 | 0.02 (c) | 0.52 | 0.54 | — | — | — | — |
| 2003 - Institutional Shares | 7.80 | 0.07 (c) | 0.58 | 0.65 | (0.09) | — | — | (0.09) |
| 2003 - Service Shares | 7.70 | 0.07 (c) | 0.54 | 0.61 | (0.06) | — | — | (0.06) |
| 2002 - Class A Shares | 9.31 | 0.01 (c) | (1.40) | (1.39) | — | — | (0.28) | (0.28) |
| 2002 - Class B Shares | 9.17 | (0.02)(c) | (1.39) | (1.41) | — | — | (0.28) | (0.28) |
| 2002 - Class C Shares | 9.18 | (0.01)(c) | (1.41) | (1.42) | — | — | (0.28) | (0.28) |
| 2002 - Institutional Shares | 9.46 | 0.07 (c) | (1.45) | (1.38) | — | — | (0.28) | (0.28) |
| 2002 - Service Shares | 9.38 | 0.06 (c) | (1.46) | (1.40) | — | — | (0.28) | (0.28) |
| 2001 - Class A Shares | 13.82 | (0.02)(c) | (2.93) | (2.95) | — | — | (1.56) | (1.56) |
| 2001 - Class B Shares | 13.69 | (0.07)(c) | (2.89) | (2.96) | — | — | (1.56) | (1.56) |
| 2001 - Class C Shares | 13.72 | (0.07)(c) | (2.91) | (2.98) | — | — | (1.56) | (1.56) |
| 2001 - Institutional Shares | 14.00 | 0.08 (c) | (3.00) | (2.92) | — | (0.06) | (1.56) | (1.62) |
| 2001 - Service Shares | 13.86 | 0.02 (c) | (2.94) | (2.92) | — | — | (1.56) | (1.56) |
| 2000 - Class A Shares | 11.75 | — (c) | 2.78 | 2.78 | — | — | (0.71) | (0.71) |
| 2000 - Class B Shares | 11.71 | (0.04)(c) | 2.73 | 2.69 | — | — | (0.71) | (0.71) |
| 2000 - Class C Shares | 11.72 | (0.04)(c) | 2.75 | 2.71 | — | — | (0.71) | (0.71) |
| 2000 - Institutional Shares | 11.82 | 0.10 (c) | 2.79 | 2.89 | — | — | (0.71) | (0.71) |
| 2000 - Service Shares | 11.76 | 0.01 (c) | 2.80 | 2.81 | — | — | (0.71) | (0.71) |
| **FOR THE SEVEN MONTHS ENDED AUGUST 31,** | | | | | | | | |
| 1999 - Class A Shares | 12.20 | 0.05 | (0.50) | (0.45) | — | — | — | — |
| 1999 - Class B Shares | 12.19 | 0.03 | (0.51) | (0.48) | — | — | — | — |
| 1999 - Class C Shares | 12.20 | 0.04 | (0.52) | (0.48) | — | — | — | — |
| 1999 - Institutional Shares | 12.23 | 0.18 | (0.59) | (0.41) | — | — | — | — |
| 1999 - Service Shares | 12.20 | 0.08 | (0.52) | (0.44) | — | — | — | — |
| **FOR THE PERIOD ENDED JANUARY 31,** | | | | | | | | |
| 1999 - Class A Shares (commenced October 1, 1998) | 10.00 | (0.03) | 2.23 | 2.20 | — | — | — | — |
| 1999 - Class B Shares (commenced October 1, 1998) | 10.00 | (0.02) | 2.21 | 2.19 | — | — | — | — |
| 1999 - Class C Shares (commenced October 1, 1998) | 10.00 | (0.01) | 2.21 | 2.20 | — | — | — | — |
| 1999 - Institutional Shares (commenced October 1, 1998) | 10.00 | (0.01) | 2.24 | 2.23 | — | — | — | — |
| 1999 - Service Shares (commenced October 1, 1998) | 10.00 | (0.03) | 2.23 | 2.20 | — | — | — | — |

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Amount is less than $0.005 per share.

 The accompanying notes are an integral part of these financial statements.

| Net asset value, end of period | Total return[a] | Net assets, end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
|---|---|---|---|---|---|---|---|
| | | | | | Ratio of expenses to average net assets | Ratio of net investment income (loss) to average net assets | |
| $ 8.23 | 7.74% | $ 33,429 | 1.82% | 0.61% | 2.89% | (0.46)% | 131% |
| 8.01 | 7.23 | 1,727 | 2.32 | 0.21 | 3.39 | (0.86) | 131 |
| 8.02 | 7.09 | 882 | 2.32 | 0.26 | 3.39 | (0.81) | 131 |
| 8.36 | 8.49 | 2,606 | 1.17 | 0.98 | 2.24 | (0.09) | 131 |
| 8.25 | 7.96 | 2 | 1.67 | 0.98 | 2.74 | (0.09) | 131 |
| 7.64 | (15.31) | 37,017 | 1.81 | 0.16 | 2.54 | (0.57) | 88 |
| 7.48 | (15.88) | 1,737 | 2.31 | (0.21) | 3.04 | (0.94) | 88 |
| 7.48 | (15.86) | 629 | 2.31 | (0.17) | 3.04 | (0.90) | 88 |
| 7.80 | (14.95) | 5,238 | 1.16 | 0.82 | 1.89 | 0.09 | 88 |
| 7.70 | (15.29) | 2 | 1.66 | 0.64 | 2.39 | (0.09) | 88 |
| 9.31 | (23.47) | 90,347 | 1.79 | (0.16) | 2.17 | (0.54) | 110 |
| 9.17 | (23.80) | 2,727 | 2.29 | (0.63) | 2.67 | (1.01) | 110 |
| 9.18 | (23.89) | 1,195 | 2.29 | (0.64) | 2.67 | (1.02) | 110 |
| 9.46 | (22.94) | 10,713 | 1.14 | 0.71 | 1.52 | 0.33 | 110 |
| 9.38 | (23.16) | 2 | 1.64 | 0.14 | 2.02 | (0.24) | 110 |
| 13.82 | 24.04 | 139,966 | 1.79 | 0.02 | 2.17 | (0.36) | 98 |
| 13.69 | 23.32 | 4,538 | 2.29 | (0.27) | 2.67 | (0.65) | 98 |
| 13.72 | 23.48 | 1,482 | 2.29 | (0.26) | 2.67 | (0.64) | 98 |
| 14.00 | 24.85 | 14,630 | 1.14 | 0.70 | 1.52 | 0.32 | 98 |
| 13.86 | 24.28 | 2 | 1.64 | 0.09 | 2.02 | (0.29) | 98 |
| 11.75 | (3.69) | 74,862 | 1.79[b] | 0.80[b] | 2.29[b] | 0.30[b] | 55 |
| 11.71 | (3.94) | 879 | 2.29[b] | 0.43[b] | 2.79[b] | (0.07)[b] | 55 |
| 11.72 | (3.93) | 388 | 2.29[b] | 0.42[b] | 2.79[b] | (0.08)[b] | 55 |
| 11.82 | (3.35) | 5,965 | 1.14[b] | 1.53[b] | 1.64[b] | 1.03[b] | 55 |
| 11.76 | (3.61) | 2 | 1.64[b] | 1.10[b] | 2.14[b] | 0.60[b] | 55 |
| 12.20 | 22.00 | 61,151 | 1.79[b] | (1.19)[b] | 2.80[b] | (2.20)[b] | 71 |
| 12.19 | 21.90 | 432 | 2.29[b] | (1.78)[b] | 3.30[b] | (2.79)[b] | 71 |
| 12.20 | 22.00 | 587 | 2.29[b] | (1.83)[b] | 3.30[b] | (2.84)[b] | 71 |
| 12.23 | 22.30 | 12,740 | 1.14[b] | (0.33)[b] | 2.15[b] | (1.34)[b] | 71 |
| 12.20 | 22.00 | 2 | 1.64[b] | (0.69)[b] | 2.65[b] | (1.70)[b] | 71 |

# Financial Highlights

*Selected Data for a Share Outstanding Throughout Each Period*

| | Net asset value, beginning of period | Income from investment operations | | | Distributions to shareholders | | | |
|---|---|---|---|---|---|---|---|---|
| | | Net investment income (loss) | Net realized and unrealized gain (loss) | Total from investment operations | From net investment income | In excess of net investment income | From net realized gains | Total distributions |
| **FOR THE YEARS ENDED AUGUST 31,** | | | | | | | | |
| 2003 - Class A Shares | $12.97 | $ 0.03 [(c)] | $ 0.56 | $ 0.59 | $(0.15) | $ — | $ — | $(0.15) |
| 2003 - Class B Shares | 12.61 | (0.02)[(c)] | 0.53 | 0.51 | (0.10) | — | — | (0.10) |
| 2003 - Class C Shares | 12.46 | (0.01)[(c)] | 0.51 | 0.50 | (0.13) | — | — | (0.13) |
| 2003 - Institutional Shares | 13.32 | 0.10 [(c)] | 0.58 | 0.68 | (0.30) | — | — | (0.30) |
| 2003 - Service Shares | 13.00 | 0.06 [(c)] | 0.55 | 0.61 | (0.23) | — | — | (0.23) |
| 2002 - Class A Shares | 15.64 | — [(c)(d)] | (2.61) | (2.61) | (0.06) | — | — | (0.06) |
| 2002 - Class B Shares | 15.23 | (0.06)[(c)] | (2.56) | (2.62) | — | — | — | — |
| 2002 - Class C Shares | 15.05 | (0.06)[(c)] | (2.53) | (2.59) | — | — | — | — |
| 2002 - Institutional Shares | 16.09 | 0.13 [(c)] | (2.72) | (2.59) | (0.18) | — | — | (0.18) |
| 2002 - Service Shares | 15.71 | 0.04 [(c)] | (2.64) | (2.60) | (0.11) | — | — | (0.11) |
| 2001 - Class A Shares | 23.59 | (0.02)[(c)] | (5.80) | (5.82) | — | — | (2.13) | (2.13) |
| 2001 - Class B Shares | 23.14 | (0.12)[(c)] | (5.66) | (5.78) | — | — | (2.13) | (2.13) |
| 2001 - Class C Shares | 22.89 | (0.11)[(c)] | (5.60) | (5.71) | — | — | (2.13) | (2.13) |
| 2001 - Institutional Shares | 24.06 | 0.11 [(c)] | (5.95) | (5.84) | — | — | (2.13) | (2.13) |
| 2001 - Service Shares | 23.65 | 0.02 [(c)] | (5.83) | (5.81) | — | — | (2.13) | (2.13) |
| 2000 - Class A Shares | 23.12 | (0.03)[(c)] | 3.41 | 3.38 | (0.10) | (0.24) | (2.57) | (2.91) |
| 2000 - Class B Shares | 22.73 | (0.16)[(c)] | 3.38 | 3.22 | (0.07) | (0.17) | (2.57) | (2.81) |
| 2000 - Class C Shares | 22.54 | (0.14)[(c)] | 3.35 | 3.21 | (0.09) | (0.20) | (2.57) | (2.86) |
| 2000 - Institutional Shares | 23.49 | 0.14 [(c)] | 3.46 | 3.60 | (0.14) | (0.32) | (2.57) | (3.03) |
| 2000 - Service Shares | 23.14 | (0.01)[(c)] | 3.45 | 3.44 | (0.11) | (0.25) | (2.57) | (2.93) |
| **FOR THE SEVEN MONTHS ENDED AUGUST 31,** | | | | | | | | |
| 1999 - Class A Shares | 21.92 | 0.04 | 1.16 | 1.20 | — | — | — | — |
| 1999 - Class B Shares | 21.63 | (0.02) | 1.12 | 1.10 | — | — | — | — |
| 1999 - Class C Shares | 21.45 | (0.03) | 1.12 | 1.09 | — | — | — | — |
| 1999 - Institutional Shares | 22.20 | 0.12 [(c)] | 1.17 [(c)] | 1.29 | — | — | — | — |
| 1999 - Service Shares | 21.93 | 0.06 | 1.15 | 1.21 | — | — | — | — |
| **FOR THE YEAR ENDED JANUARY 31,** | | | | | | | | |
| 1999 - Class A Shares | 19.85 | (0.06) | 3.24 | 3.18 | — | — | (1.11) | (1.11) |
| 1999 - Class B Shares | 19.70 | (0.17) | 3.21 | 3.04 | — | — | (1.11) | (1.11) |
| 1999 - Class C Shares | 19.56 | (0.15) | 3.15 | 3.00 | — | — | (1.11) | (1.11) |
| 1999 - Institutional Shares | 19.97 | 0.03 | 3.31 | 3.34 | — | — | (1.11) | (1.11) |
| 1999 - Service Shares | 19.84 | (0.04) | 3.24 | 3.20 | — | — | (1.11) | (1.11) |

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Less than $0.005 per share.

**The accompanying notes are an integral part of these financial statements.**

| Net asset value, end of period | Total return[a] | Net assets, end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
|---|---|---|---|---|---|---|---|
| | | | | | Ratio of expenses to average net assets | Ratio of net investment income (loss) to average net assets | |
| $13.41 | 4.69% | $ 313,197 | 1.80% | 0.29% | 1.87% | 0.22% | 62% |
| 13.02 | 4.17 | 26,438 | 2.30 | (0.18) | 2.37 | (0.25) | 62 |
| 12.83 | 4.17 | 13,814 | 2.30 | (0.12) | 2.37 | (0.19) | 62 |
| 13.70 | 5.39 | 196,494 | 1.15 | 0.82 | 1.22 | 0.75 | 62 |
| 13.38 | 4.93 | 1,270 | 1.65 | 0.52 | 1.72 | 0.45 | 62 |
| 12.97 | (16.76) | 503,843 | 1.80 | 0.01 | 1.86 | (0.05) | 118 |
| 12.61 | (17.20) | 32,317 | 2.30 | (0.43) | 2.36 | (0.49) | 118 |
| 12.46 | (17.21) | 13,832 | 2.30 | (0.40) | 2.36 | (0.46) | 118 |
| 13.32 | (16.22) | 409,736 | 1.15 | 0.90 | 1.21 | 0.84 | 118 |
| 13.00 | (16.63) | 5,122 | 1.65 | 0.25 | 1.71 | 0.19 | 118 |
| 15.64 | (26.49) | 1,068,155 | 1.79 | (0.10) | 1.83 | (0.14) | 63 |
| 15.23 | (26.86) | 49,019 | 2.29 | (0.64) | 2.33 | (0.68) | 63 |
| 15.05 | (26.85) | 17,665 | 2.29 | (0.62) | 2.33 | (0.66) | 63 |
| 16.09 | (26.03) | 292,298 | 1.14 | 0.57 | 1.18 | 0.53 | 63 |
| 15.71 | (26.41) | 5,621 | 1.64 | 0.12 | 1.68 | 0.08 | 63 |
| 23.59 | 14.68 | 1,343,869 | 1.79 | (0.12) | 1.84 | (0.17) | 80 |
| 23.14 | 14.20 | 80,274 | 2.29 | (0.65) | 2.34 | (0.70) | 80 |
| 22.89 | 14.28 | 22,031 | 2.29 | (0.59) | 2.34 | (0.64) | 80 |
| 24.06 | 15.45 | 325,161 | 1.14 | 0.54 | 1.19 | 0.49 | 80 |
| 23.65 | 15.00 | 3,789 | 1.64 | (0.02) | 1.69 | (0.07) | 80 |
| 23.12 | 5.47 | 943,473 | 1.79[b] | 0.31 [b] | 1.84[b] | 0.26 [b] | 61 |
| 22.73 | 5.09 | 68,691 | 2.29[b] | (0.19)[b] | 2.34[b] | (0.24)[b] | 61 |
| 22.54 | 5.08 | 11,241 | 2.29[b] | (0.26)[b] | 2.34[b] | (0.31)[b] | 61 |
| 23.49 | 5.81 | 180,564 | 1.14[b] | 0.89 [b] | 1.19[b] | 0.84 [b] | 61 |
| 23.14 | 5.52 | 3,852 | 1.64[b] | 0.47 [b] | 1.69[b] | 0.42 [b] | 61 |
| 21.92 | 16.39 | 947,973 | 1.73 | (0.28) | 1.82 | (0.37) | 114 |
| 21.63 | 15.80 | 69,231 | 2.24 | (0.79) | 2.32 | (0.87) | 114 |
| 21.45 | 15.70 | 11,619 | 2.24 | (0.98) | 2.32 | (1.06) | 114 |
| 22.20 | 17.09 | 111,315 | 1.13 | 0.23 | 1.21 | 0.15 | 114 |
| 21.93 | 16.49 | 3,568 | 1.63 | (0.18) | 1.71 | (0.26) | 114 |

# Financial Highlights

*Selected Data for a Share Outstanding Throughout Each Period*

| | Net asset value, beginning of period | Income from investment operations | | | Distributions to shareholders | | |
| | | Net investment loss | Net realized and unrealized gains (loss) | Total from investment operations | In excess of net investment income | From net realized gains | Total distributions |
|---|---|---|---|---|---|---|---|
| **FOR THE YEARS ENDED AUGUST 31,** | | | | | | | |
| 2003 - Class A Shares | $ 7.70 | $(0.06)[(c)] | $(0.25) | $(0.31) | $ — | $ — | $ — |
| 2003 - Class B Shares | 7.55 | (0.09)[(c)] | (0.27) | (0.36) | — | — | — |
| 2003 - Class C Shares | 7.53 | (0.09)[(c)] | (0.26) | (0.35) | — | — | — |
| 2003 - Institutional Shares | 7.90 | (0.02)[(c)] | (0.26) | (0.28) | — | — | — |
| 2003 - Service Shares | 7.77 | (0.04)[(c)] | (0.26) | (0.30) | — | — | — |
| 2002 - Class A Shares | 8.82 | (0.09)[(c)] | (0.95) | (1.04) | — | (0.08) | (0.08) |
| 2002 - Class B Shares | 8.69 | (0.13)[(c)] | (0.93) | (1.06) | — | (0.08) | (0.08) |
| 2002 - Class C Shares | 8.67 | (0.13)[(c)] | (0.93) | (1.06) | — | (0.08) | (0.08) |
| 2002 - Institutional Shares | 9.00 | (0.04)[(c)] | (0.98) | (1.02) | — | (0.08) | (0.08) |
| 2002 - Service Shares | 8.88 | (0.07)[(c)] | (0.96) | (1.03) | — | (0.08) | (0.08) |
| 2001 - Class A Shares | 15.77 | (0.14)[(c)] | (5.80) | (5.94) | — | (1.01) | (1.01) |
| 2001 - Class B Shares | 15.63 | (0.20)[(c)] | (5.73) | (5.93) | — | (1.01) | (1.01) |
| 2001 - Class C Shares | 15.58 | (0.19)[(c)] | (5.71) | (5.90) | — | (1.01) | (1.01) |
| 2001 - Institutional Shares | 15.96 | (0.08)[(c)] | (5.87) | (5.95) | — | (1.01) | (1.01) |
| 2001 - Service Shares | 15.83 | (0.11)[(c)] | (5.83) | (5.94) | — | (1.01) | (1.01) |
| 2000 - Class A Shares | 16.24 | (0.20)[(c)] | 1.67 | 1.47 | (0.21) | (1.73) | (1.94) |
| 2000 - Class B Shares | 16.14 | (0.28)[(c)] | 1.68 | 1.40 | (0.18) | (1.73) | (1.91) |
| 2000 - Class C Shares | 16.16 | (0.28)[(c)] | 1.64 | 1.36 | (0.21) | (1.73) | (1.94) |
| 2000 - Institutional Shares | 16.36 | (0.09)[(c)] | 1.67 | 1.58 | (0.25) | (1.73) | (1.98) |
| 2000 - Service Shares | 16.22 | (0.16)[(c)] | 1.65 | 1.49 | (0.15) | (1.73) | (1.88) |
| **FOR THE SEVEN MONTHS ENDED AUGUST 31,** | | | | | | | |
| 1999 - Class A Shares | 11.06 | (0.06) | 5.24 | 5.18 | — | — | — |
| 1999 - Class B Shares | 11.03 | (0.09) | 5.20 | 5.11 | — | — | — |
| 1999 - Class C Shares | 11.04 | (0.08) | 5.20 | 5.12 | — | — | — |
| 1999 - Institutional Shares | 11.10 | (0.03) | 5.29 | 5.26 | — | — | — |
| 1999 - Service Shares | 11.04 | (0.06) | 5.24 | 5.18 | — | — | — |
| **FOR THE PERIOD ENDED JANUARY 31,** | | | | | | | |
| 1999 - Class A Shares (commenced May 1, 1998) | 10.00 | (0.06) | 1.12 | 1.06 | — | — | — |
| 1999 - Class B Shares (commenced May 1, 1998) | 10.00 | (0.08) | 1.11 | 1.03 | — | — | — |
| 1999 - Class C Shares (commenced May 1, 1998) | 10.00 | (0.09) | 1.13 | 1.04 | — | — | — |
| 1999 - Institutional Shares (commenced May 1, 1998) | 10.00 | (0.02) | 1.13 | 1.11 | (0.01) | — | (0.01) |
| 1999 - Service Shares (commenced May 1, 1998) | 10.00 | (0.05) | 1.09 | 1.04 | — | — | — |

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

| Net asset value, end of period | Total return[a] | Net assets, end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment loss to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
|---|---|---|---|---|---|---|---|
| | | | | | Ratio of expenses to average net assets | Ratio of net investment loss to average net assets | |
| $ 7.39 | (4.03)% | $19,088 | 1.84% | (0.91)% | 3.15% | (2.22)% | 115% |
| 7.19 | (4.77) | 1,556 | 2.34 | (1.40) | 3.65 | (2.71) | 115 |
| 7.18 | (4.65) | 1,784 | 2.34 | (1.40) | 3.65 | (2.71) | 115 |
| 7.62 | (3.54) | 5,057 | 1.19 | (0.34) | 2.50 | (1.65) | 115 |
| 7.47 | (3.86) | 1 | 1.69 | (0.54) | 3.00 | (1.85) | 115 |
| 7.70 | (11.84) | 16,863 | 1.83 | (1.11) | 3.19 | (2.47) | 98 |
| 7.55 | (12.25) | 1,807 | 2.33 | (1.59) | 3.69 | (2.95) | 98 |
| 7.53 | (12.28) | 2,389 | 2.33 | (1.60) | 3.69 | (2.96) | 98 |
| 7.90 | (11.38) | 6,480 | 1.18 | (0.45) | 2.54 | (1.81) | 98 |
| 7.77 | (11.65) | 1 | 1.68 | (0.88) | 3.04 | (2.24) | 98 |
| 8.82 | (39.60) | 19,289 | 1.80 | (1.19) | 2.29 | (1.68) | 75 |
| 8.69 | (39.90) | 2,281 | 2.30 | (1.67) | 2.79 | (2.16) | 75 |
| 8.67 | (39.84) | 2,242 | 2.30 | (1.65) | 2.79 | (2.14) | 75 |
| 9.00 | (39.16) | 2,285 | 1.15 | (0.64) | 1.64 | (1.13) | 75 |
| 8.88 | (39.44) | 2 | 1.65 | (0.94) | 2.14 | (1.43) | 75 |
| 15.77 | 8.47 | 69,741 | 1.74 | (1.20) | 2.10 | (1.56) | 61 |
| 15.63 | 8.12 | 5,783 | 2.24 | (1.67) | 2.60 | (2.03) | 61 |
| 15.58 | 7.82 | 4,248 | 2.24 | (1.66) | 2.60 | (2.02) | 61 |
| 15.96 | 9.14 | 27,768 | 1.09 | (0.53) | 1.45 | (0.89) | 61 |
| 15.83 | 8.65 | 3 | 1.59 | (0.94) | 1.95 | (1.30) | 61 |
| 16.24 | 46.84 | 34,279 | 1.70[b] | (1.17)[b] | 2.62[b] | (2.09)[b] | 45 |
| 16.14 | 46.33 | 4,219 | 2.20[b] | (1.57)[b] | 3.12[b] | (2.49)[b] | 45 |
| 16.16 | 46.41 | 3,584 | 2.20[b] | (1.81)[b] | 3.12[b] | (2.73)[b] | 45 |
| 16.36 | 47.40 | 22,709 | 1.05[b] | (0.37)[b] | 1.97[b] | (1.29)[b] | 45 |
| 16.22 | 46.92 | 3 | 1.55[b] | (0.74)[b] | 2.47[b] | (1.66)[b] | 45 |
| 11.06 | 10.60 | 8,391 | 1.64[b] | (1.20)[b] | 4.18[b] | (3.74)[b] | 53 |
| 11.03 | 10.30 | 1,427 | 2.15[b] | (1.76)[b] | 4.69[b] | (4.30)[b] | 53 |
| 11.04 | 10.40 | 284 | 2.15[b] | (1.69)[b] | 4.69[b] | (4.23)[b] | 53 |
| 11.10 | 11.06 | 11,418 | 1.03[b] | (0.36)[b] | 3.57[b] | (2.90)[b] | 53 |
| 11.04 | 10.43 | 2 | 1.53[b] | (0.68)[b] | 4.07[b] | (3.22)[b] | 53 |

# Financial Highlights

*Selected Data for a Share Outstanding Throughout Each Period*

| | Net asset value, beginning of period | Income from investment operations | | | Distributions to shareholders | | |
|---|---|---|---|---|---|---|---|
| | | Net investment income (loss) | Net realized and unrealized gain (loss) | Total from investment operations | In excess of net investment income | From net realized gains | Total distributions |
| **FOR THE YEARS ENDED AUGUST 31,** | | | | | | | |
| 2003 - Class A Shares | $ 7.96 | $ —[(c)(d)] | $ 1.26 | $ 1.26 | $ — | $ — | $ — |
| 2003 - Class B Shares | 7.81 | (0.03)[(c)] | 1.21 | 1.18 | — | — | — |
| 2003 - Class C Shares | 7.80 | (0.03)[(c)] | 1.21 | 1.18 | — | — | — |
| 2003 - Institutional Shares | 8.20 | 0.06[(c)] | 1.29 | 1.35 | — | — | — |
| 2003 - Service Shares | 8.01 | 0.03[(c)] | 1.25 | 1.28 | — | — | — |
| 2002 - Class A Shares | 9.81 | (0.07)[(c)] | (1.78) | (1.85) | — | — | — |
| 2002 - Class B Shares | 9.66 | (0.11)[(c)] | (1.74) | (1.85) | — | — | — |
| 2002 - Class C Shares | 9.66 | (0.11)[(c)] | (1.75) | (1.86) | — | — | — |
| 2002 - Institutional Shares | 10.03 | (0.01)[(c)] | (1.82) | (1.83) | — | — | — |
| 2002 - Service Shares | 9.85 | (0.04)[(c)] | (1.80) | (1.84) | — | — | — |
| 2001 - Class A Shares | 16.12 | (0.12)[(c)] | (5.21) | (5.33) | — | (0.98) | (0.98) |
| 2001 - Class B Shares | 15.98 | (0.18)[(c)] | (5.16) | (5.34) | — | (0.98) | (0.98) |
| 2001 - Class C Shares | 15.97 | (0.17)[(c)] | (5.16) | (5.33) | — | (0.98) | (0.98) |
| 2001 - Institutional Shares | 16.37 | (0.05)[(c)] | (5.31) | (5.36) | — | (0.98) | (0.98) |
| 2001 - Service Shares | 16.16 | (0.10)[(c)] | (5.23) | (5.33) | — | (0.98) | (0.98) |
| 2000 - Class A Shares | 13.24 | (0.12)[(c)] | 3.52 | 3.40 | — | (0.52) | (0.52) |
| 2000 - Class B Shares | 13.19 | (0.18)[(c)] | 3.49 | 3.31 | — | (0.52) | (0.52) |
| 2000 - Class C Shares | 13.19 | (0.19)[(c)] | 3.49 | 3.30 | — | (0.52) | (0.52) |
| 2000 - Institutional Shares | 13.35 | (0.03)[(c)] | 3.57 | 3.54 | — | (0.52) | (0.52) |
| 2000 - Service Shares | 13.24 | (0.10)[(c)] | 3.54 | 3.44 | — | (0.52) | (0.52) |
| **FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,** | | | | | | | |
| 1999 - Class A Shares | 10.62 | (0.03) | 2.65 | 2.62 | — | — | — |
| 1999 - Class B Shares | 10.61 | (0.08)[(c)] | 2.66 | 2.58 | — | — | — |
| 1999 - Class C Shares | 10.61 | (0.08)[(c)] | 2.66 | 2.58 | — | — | — |
| 1999 - Institutional Shares | 10.66 | — | 2.69 | 2.69 | — | — | — |
| 1999 - Service Shares | 10.61 | (0.02) | 2.65 | 2.63 | — | — | — |
| **FOR THE PERIOD ENDED JANUARY 31,** | | | | | | | |
| 1999 - Class A Shares (commenced May 1, 1998) | 10.00 | (0.04) | 0.66 | 0.62 | — | — | — |
| 1999 - Class B Shares (commenced May 1, 1998) | 10.00 | (0.10) | 0.71 | 0.61 | — | — | — |
| 1999 - Class C Shares (commenced May 1, 1998) | 10.00 | (0.06) | 0.67 | 0.61 | — | — | — |
| 1999 - Institutional Shares (commenced May 1, 1998) | 10.00 | — | 0.67 | 0.67 | (0.01) | — | (0.01) |
| 1999 - Service Shares (commenced May 1, 1998) | 10.00 | (0.02) | 0.63 | 0.61 | — | — | — |

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Amount is less than $0.005 per share.

| Net asset value, end of period | Total return[a] | Net assets, end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
|---|---|---|---|---|---|---|---|
| | | | | | Ratio of expenses to average net assets | Ratio of net investment income (loss) to average net assets | |
| $ 9.22 | 15.83% | $ 29,846 | 1.91% | 0.02% | 2.66% | (0.73)% | 87% |
| 8.99 | 15.11 | 1,285 | 2.41 | (0.38) | 3.16 | (1.13) | 87 |
| 8.98 | 15.13 | 1,653 | 2.41 | (0.44) | 3.16 | (1.19) | 87 |
| 9.55 | 16.46 | 28,721 | 1.26 | 0.83 | 2.01 | 0.08 | 87 |
| 9.29 | 15.98 | 56 | 1.76 | 0.34 | 2.51 | (0.41) | 87 |
| 7.96 | (18.86) | 51,188 | 2.03 | (0.77) | 2.37 | (1.11) | 56 |
| 7.81 | (19.15) | 1,171 | 2.53 | (1.22) | 2.87 | (1.56) | 56 |
| 7.80 | (19.25) | 1,377 | 2.53 | (1.23) | 2.87 | (1.57) | 56 |
| 8.20 | (18.25) | 41,175 | 1.38 | (0.12) | 1.72 | (0.46) | 56 |
| 8.01 | (18.68) | 25 | 1.88 | (0.49) | 2.22 | (0.83) | 56 |
| 9.81 | (34.26) | 161,849 | 2.05 | (1.02) | 2.13 | (1.10) | 64 |
| 9.66 | (34.64) | 1,709 | 2.55 | (1.51) | 2.63 | (1.59) | 64 |
| 9.66 | (34.60) | 1,826 | 2.55 | (1.47) | 2.63 | (1.55) | 64 |
| 10.03 | (33.90) | 82,850 | 1.40 | (0.38) | 1.48 | (0.46) | 64 |
| 9.85 | (34.17) | 8 | 1.90 | (0.86) | 1.98 | (0.94) | 64 |
| 16.12 | 26.26 | 327,697 | 2.05 | (0.79) | 2.22 | (0.96) | 73 |
| 15.98 | 25.66 | 2,827 | 2.55 | (1.16) | 2.72 | (1.33) | 73 |
| 15.97 | 25.58 | 3,672 | 2.55 | (1.23) | 2.72 | (1.40) | 73 |
| 16.37 | 27.12 | 187,075 | 1.40 | (0.19) | 1.57 | (0.36) | 73 |
| 16.16 | 26.57 | 3 | 1.90 | (0.63) | 2.07 | (0.80) | 73 |
| 13.24 | 24.67 | 69,458 | 2.05[b] | (0.68)[b] | 2.42[b] | (1.05)[b] | 59 |
| 13.19 | 24.32 | 303 | 2.55[b] | (1.16)[b] | 2.92[b] | (1.53)[b] | 59 |
| 13.19 | 24.32 | 419 | 2.55[b] | (1.21)[b] | 2.92[b] | (1.58)[b] | 59 |
| 13.35 | 25.24 | 65,772 | 1.40[b] | (0.05)[b] | 1.77[b] | (0.42)[b] | 59 |
| 13.24 | 24.79 | 2 | 1.90[b] | (0.35)[b] | 2.27[b] | (0.72)[b] | 59 |
| 10.62 | 6.20 | 33,002 | 2.02[b] | (1.03)[b] | 3.60[b] | (2.61)[b] | 96 |
| 10.61 | 6.10 | 213 | 2.51[b] | (1.30)[b] | 4.09[b] | (2.88)[b] | 96 |
| 10.61 | 6.10 | 175 | 2.51[b] | (1.45)[b] | 4.09[b] | (3.03)[b] | 96 |
| 10.66 | 6.67 | 36,992 | 1.40[b] | (0.19)[b] | 2.98[b] | (1.77)[b] | 96 |
| 10.61 | 6.10 | 2 | 1.90[b] | (0.26)[b] | 3.48[b] | (1.84)[b] | 96 |

# Financial Highlights

*Selected Data for a Share Outstanding Throughout Each Period*

| | Net asset value, beginning of period | Income from investment operations | | | Distributions to shareholders | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | Net investment income (loss) | Net realized and unrealized gain (loss) | Total from investment operations | From net investment income | In excess of net investment income | From net realized gains | Total distributions |
| **FOR THE YEARS ENDED AUGUST 31,** | | | | | | | | |
| 2003 - Class A Shares | $7.14 | $ 0.03[(c)] | $ 1.97 | $ 2.00 | $ — | $ — | $ — | $ — |
| 2003 - Class B Shares | 7.00 | (0.01)[(c)] | 1.92 | 1.91 | — | — | — | — |
| 2003 - Class C Shares | 7.01 | (0.01)[(c)] | 1.92 | 1.91 | — | — | — | — |
| 2003 - Institutional Shares | 7.37 | 0.08[(c)] | 2.04 | 2.12 | — | — | — | — |
| 2003 - Service Shares | 7.07 | 0.04[(c)] | 1.95 | 1.99 | — | — | — | — |
| 2002 - Class A Shares | 7.21 | (0.04)[(c)] | (0.03) | (0.07) | — | — | — | — |
| 2002 - Class B Shares | 7.09 | (0.08)[(c)] | (0.01) | (0.09) | — | — | — | — |
| 2002 - Class C Shares | 7.11 | (0.08)[(c)] | (0.02) | (0.10) | — | — | — | — |
| 2002 - Institutional Shares | 7.38 | 0.01[(c)] | (0.02) | (0.01) | — | — | — | — |
| 2002 - Service Shares | 7.12 | (0.06)[(c)] | 0.01 | (0.05) | — | — | — | — |
| 2001 - Class A Shares | 10.83 | 0.01[(c)] | (3.27) | (3.26) | — | — | (0.36) | (0.36) |
| 2001 - Class B Shares | 10.72 | (0.02)[(c)] | (3.25) | (3.27) | — | — | (0.36) | (0.36) |
| 2001 - Class C Shares | 10.75 | (0.03)[(c)] | (3.25) | (3.28) | — | — | (0.36) | (0.36) |
| 2001 - Institutional Shares | 11.02 | 0.05[(c)] | (3.33) | (3.28) | — | — | (0.36) | (0.36) |
| 2001 - Service Shares | 10.63 | 0.08[(c)] | (3.23) | (3.15) | — | — | (0.36) | (0.36) |
| 2000 - Class A Shares | 9.26 | (0.05)[(c)] | 1.62 | 1.57 | — | — | — | — |
| 2000 - Class B Shares | 9.21 | (0.11)[(c)] | 1.62 | 1.51 | — | — | — | — |
| 2000 - Class C Shares | 9.24 | (0.10)[(c)] | 1.61 | 1.51 | — | — | — | — |
| 2000 - Institutional Shares | 9.37 | 0.01[(c)] | 1.64 | 1.65 | — | — | — | — |
| 2000 - Service Shares | 9.05 | 0.01[(c)] | 1.57 | 1.58 | — | — | — | — |
| **FOR THE SEVEN MONTHS ENDED AUGUST 31,** | | | | | | | | |
| 1999 - Class A Shares | 7.04 | (0.01) | 2.23 | 2.22 | — | — | — | — |
| 1999 - Class B Shares | 7.03 | (0.03) | 2.21 | 2.18 | — | — | — | — |
| 1999 - Class C Shares | 7.05 | (0.03) | 2.22 | 2.19 | — | — | — | — |
| 1999 - Institutional Shares | 7.09 | 0.02 | 2.26 | 2.28 | — | — | — | — |
| 1999 - Service Shares | 6.87 | 0.01 | 2.17 | 2.18 | — | — | — | — |
| **FOR THE YEAR ENDED JANUARY 31,** | | | | | | | | |
| 1999 - Class A Shares | 9.69 | 0.04 | (2.40) | (2.36) | (0.07) | (0.22) | — | (0.29) |
| 1999 - Class B Shares | 9.69 | 0.03 | (2.41) | (2.38) | (0.07) | (0.21) | — | (0.28) |
| 1999 - Class C Shares | 9.70 | 0.01 | (2.39) | (2.38) | (0.07) | (0.20) | — | (0.27) |
| 1999 - Institutional Shares | 9.70 | 0.06 | (2.36) | (2.30) | (0.08) | (0.23) | — | (0.31) |
| 1999 - Service Shares | 9.69 | (0.13) | (2.41) | (2.54) | (0.07) | (0.21) | — | (0.28) |

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

| Net asset value, end of period | Total return[a] | Net assets, end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
|---|---|---|---|---|---|---|---|
| | | | | | Ratio of expenses to average net assets | Ratio of net investment income (loss) to average net assets | |
| $ 9.14 | 28.01% | $ 24,504 | 2.25% | 0.40% | 2.42% | 0.23% | 82% |
| 8.91 | 27.29 | 1,428 | 2.75 | (0.10) | 2.92 | (0.27) | 82 |
| 8.92 | 27.10 | 972 | 2.75 | (0.18) | 2.92 | (0.35) | 82 |
| 9.49 | 28.77 | 78,132 | 1.60 | 1.07 | 1.77 | 0.90 | 82 |
| 9.06 | 28.15 | 185 | 2.10 | 0.52 | 2.27 | 0.35 | 82 |
| 7.14 | (0.97) | 22,442 | 2.25 | (0.51) | 2.56 | (0.82) | 104 |
| 7.00 | (1.27) | 1,351 | 2.75 | (1.03) | 3.06 | (1.34) | 104 |
| 7.01 | (1.41) | 706 | 2.75 | (1.04) | 3.06 | (1.35) | 104 |
| 7.37 | (0.14) | 66,920 | 1.60 | 0.13 | 1.91 | (0.18) | 104 |
| 7.07 | (0.70) | 50 | 2.10 | (0.93) | 2.41 | (1.24) | 104 |
| 7.21 | (30.55) | 33,827 | 2.24 | 0.11 | 2.49 | (0.14) | 139 |
| 7.09 | (30.97) | 1,498 | 2.74 | (0.29) | 2.99 | (0.54) | 139 |
| 7.11 | (30.98) | 656 | 2.74 | (0.41) | 2.99 | (0.66) | 139 |
| 7.38 | (30.20) | 74,483 | 1.59 | 0.63 | 1.84 | 0.38 | 139 |
| 7.12 | (30.08) | 8 | 1.55 | 0.97 | 2.34 | 0.18 | 139 |
| 10.83 | 16.95 | 64,279 | 2.11 | (0.49) | 2.30 | (0.68) | 125 |
| 10.72 | 16.40 | 2,187 | 2.61 | (1.00) | 2.80 | (1.19) | 125 |
| 10.75 | 16.34 | 1,304 | 2.61 | (0.96) | 2.80 | (1.15) | 125 |
| 11.02 | 17.61 | 145,774 | 1.46 | 0.13 | 1.65 | (0.06) | 125 |
| 10.63 | 17.46 | 2 | 1.96 | 0.14 | 2.15 | (0.05) | 125 |
| 9.26 | 31.53 | 65,698 | 2.04[b] | (0.15)[b] | 2.41[b] | (0.52)[b] | 63 |
| 9.21 | 31.01 | 972 | 2.54[b] | (0.71)[b] | 2.91[b] | (1.08)[b] | 63 |
| 9.24 | 31.06 | 1,095 | 2.54[b] | (0.85)[b] | 2.91[b] | (1.22)[b] | 63 |
| 9.37 | 32.16 | 108,574 | 1.39[b] | 0.50 [b] | 1.76[b] | 0.13 [b] | 63 |
| 9.05 | 31.73 | 2 | 1.89[b] | 0.12 [b] | 2.26[b] | (0.25)[b] | 63 |
| 7.04 | (24.32) | 52,704 | 2.09 | 0.80 | 2.53 | 0.36 | 154 |
| 7.03 | (24.51) | 459 | 2.59 | 0.19 | 3.03 | (0.25) | 154 |
| 7.05 | (24.43) | 273 | 2.59 | 0.28 | 3.03 | (0.16) | 154 |
| 7.09 | (23.66) | 90,189 | 1.35 | 1.59 | 1.79 | 1.15 | 154 |
| 6.87 | (26.17) | 1 | 1.85 | (1.84) | 2.29 | (2.28) | 154 |

# Financial Highlights

*Selected Data for a Share Outstanding Throughout Each Period*

| | Net asset value, beginning of period | Income from investment operations | | | Distributions to shareholders |
|---|---|---|---|---|---|
| | | Net investment income (loss) | Net realized and unrealized gain (loss) | Total from investment operations | In excess of net investment income |
| **FOR THE YEARS ENDED AUGUST 31,** | | | | | |
| 2003 - Class A Shares | $ 8.65 | $ 0.07 (c) | $ 0.65 | $ 0.72 | $ — |
| 2003 - Class B Shares | 8.39 | 0.02 (c) | 0.63 | 0.65 | — |
| 2003 - Class C Shares | 8.37 | 0.03 (c) | 0.60 | 0.63 | — |
| 2003 - Institutional Shares | 8.97 | 0.21 (c) | 0.64 | 0.85 | — |
| 2002 - Class A Shares | 8.07 | 0.06 (c) | 0.52 | 0.58 | — |
| 2002 - Class B Shares | 7.87 | 0.01 (c) | 0.51 | 0.52 | — |
| 2002 - Class C Shares | 7.85 | 0.02 (c) | 0.50 | 0.52 | — |
| 2002 - Institutional Shares | 8.32 | 0.12 (c) | 0.53 | 0.65 | — |
| 2001 - Class A Shares | 11.16 | 0.04 (c) | (3.13) | (3.09) | — |
| 2001 - Class B Shares | 10.91 | — (c)(d) | (3.04) | (3.04) | — |
| 2001 - Class C Shares | 10.88 | (0.01)(c) | (3.02) | (3.03) | — |
| 2001 - Institutional Shares | 11.41 | 0.13 (c) | (3.22) | (3.09) | — |
| 2000 - Class A Shares | 11.07 | (0.05)(c) | 0.14 | 0.09 | — |
| 2000 - Class B Shares | 10.88 | (0.11)(c) | 0.14 | 0.03 | — |
| 2000 - Class C Shares | 10.85 | (0.11)(c) | 0.14 | 0.03 | — |
| 2000 - Institutional Shares | 11.24 | 0.01 (c) | 0.16 | 0.17 | — |
| **FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,** | | | | | |
| 1999 - Class A Shares | 7.79 | (0.02) | 3.30 | 3.28 | — |
| 1999 - Class B Shares | 7.68 | (0.04) | 3.24 | 3.20 | — |
| 1999 - Class C Shares | 7.68 | (0.04) | 3.21 | 3.17 | — |
| 1999 - Institutional Shares | 7.91 | 0.01 | 3.36 | 3.37 | (0.04) |
| **FOR THE YEAR ENDED JANUARY 31,** | | | | | |
| 1999 - Class A Shares | 8.38 | 0.07 | (0.66) | (0.59) | — |
| 1999 - Class B Shares | 8.31 | 0.01 | (0.64) | (0.63) | — |
| 1999 - Class C Shares | 8.29 | — | (0.61) | (0.61) | — |
| 1999 - Institutional Shares | 8.44 | 0.03 | (0.56) | (0.53) | — |

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.
(d) Less than $0.005 per share.

| Net asset value, end of period | Total return[a] | Net assets, end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
|---|---|---|---|---|---|---|---|
| | | | | | Ratio of expenses to average net assets | Ratio of net investment income (loss) to average net assets | |
| $ 9.37 | 8.20% | $35,070 | 1.89% | 0.87% | 3.34% | (0.58)% | 224% |
| 9.04 | 7.62 | 3,185 | 2.39 | 0.32 | 3.84 | (1.13) | 224 |
| 9.00 | 7.53 | 1,215 | 2.39 | 0.38 | 3.84 | (1.07) | 224 |
| 9.82 | 9.35 | 3,161 | 1.24 | 2.65 | 2.69 | 1.20 | 224 |
| 8.65 | 7.18 | 29,635 | 1.87 | 0.70 | 3.17 | (0.60) | 161 |
| 8.39 | 6.73 | 3,101 | 2.37 | 0.17 | 3.67 | (1.13) | 161 |
| 8.37 | 6.62 | 1,055 | 2.37 | 0.23 | 3.67 | (1.07) | 161 |
| 8.97 | 7.80 | 4,068 | 1.22 | 1.35 | 2.52 | 0.05 | 161 |
| 8.07 | (27.53) | 33,854 | 1.85 | 0.41 | 2.57 | (0.31) | 314 |
| 7.87 | (27.80) | 3,645 | 2.35 | (0.04) | 3.07 | (0.76) | 314 |
| 7.85 | (27.78) | 1,010 | 2.35 | (0.07) | 3.07 | (0.79) | 314 |
| 8.32 | (26.93) | 3,055 | 1.20 | 1.41 | 1.92 | 0.69 | 314 |
| 11.16 | 0.72 | 86,458 | 1.85 | (0.39) | 2.30 | (0.84) | 207 |
| 10.91 | 0.18 | 6,849 | 2.35 | (0.91) | 2.80 | (1.36) | 207 |
| 10.88 | 0.18 | 2,265 | 2.35 | (0.91) | 2.80 | (1.36) | 207 |
| 11.41 | 1.42 | 5,236 | 1.20 | 0.12 | 1.65 | (0.33) | 207 |
| 11.07 | 42.11 | 84,269 | 1.85[b] | (0.38)[b] | 2.27[b] | (0.80)[b] | 97 |
| 10.88 | 41.67 | 7,258 | 2.35[b] | (0.90)[b] | 2.77[b] | (1.32)[b] | 97 |
| 10.85 | 41.28 | 2,281 | 2.35[b] | (0.89)[b] | 2.77[b] | (1.31)[b] | 97 |
| 11.24 | 42.61 | 12,363 | 1.20[b] | (0.14)[b] | 1.62[b] | (0.28)[b] | 97 |
| 7.79 | (7.04) | 59,940 | 1.93 | 0.63 | 2.48 | 0.08 | 106 |
| 7.68 | (7.58) | 4,190 | 2.45 | 0.10 | 2.97 | (0.42) | 106 |
| 7.68 | (7.36) | 999 | 2.45 | 0.10 | 2.97 | (0.42) | 106 |
| 7.91 | (6.28) | 4,200 | 1.16 | 1.10 | 1.68 | 0.58 | 106 |

# Report of Independent Auditors

To the Shareholders and Board of Trustees of
Goldman Sachs Trust — International Equity Funds:

In our opinion, the accompanying statements of assets and liabilities, including the statements of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Goldman Sachs European Equity Fund, International Equity Fund, Japanese Equity Fund, International Growth Opportunities Fund, Emerging Markets Equity Fund, and Asia Growth Fund (collectively ''the International Equity Funds''), portfolios of Goldman Sachs Trust at August 31, 2003, the results of each of their operations and the changes in each of their net assets for each of the periods indicated and the financial highlights for each of the four years in the periods then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as ''financial statements'') are the responsibility of the International Equity Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. The financial highlights of the International Equity Funds for the periods ended prior to August 31, 2000 were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on the financial statements in their report dated October 8, 1999.


PricewaterhouseCoopers LLP

Boston, Massachusetts
October 22, 2003

## Trustee and Officers (Unaudited)

### Independent Trustees

| Name, Address and Age[1] | Position(s) Held with the Trust[2] | Term of Office and Length of Time Served[3] | Principal Occupation(s) During Past 5 Years | Number of Portfolios in Fund Complex Overseen by Trustee[4] | Other Directorships Held by Trustee[5] |
|---|---|---|---|---|---|
| Ashok N. Bakhru<br>Age: 61 | Chairman & Trustee | Since 1991 | President, ABN Associates (July 1994-March 1996 and November 1998-Present); Executive Vice President — Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Scholarship America (1998-Present); Director, Private Equity Investors-III and IV (November 1998-Present), and Equity-Limited Investors II (April 2002-Present); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (2000-Present).<br>Chairman of the Board and Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies). | 62 | None |
| Patrick T. Harker<br>Age: 44 | Trustee | Since 2000 | Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (February 2000-Present); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (July 1999-Present); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000).<br>Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies). | 62 | None |
| Mary P. McPherson<br>Age: 68 | Trustee | Since 1997 | Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (October 1997-Present); Director, Smith College (1998-Present); Director, Josiah Macy, Jr. Foundation (health educational programs) (1977-Present); Director, Philadelphia Contributionship (insurance) (1985-Present); Director Emeritus, Amherst College (1986-1998); Director, The Spencer Foundation (educational research) (1993-February 2003); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (1997-Present).<br>Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies). | 62 | None |
| Wilma J. Smelcer<br>Age: 54 | Trustee | Since 2001 | Chairman, Bank of America, Illinois (banking) (1998-January 2001); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (April 2001-Present).<br>Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies). | 62 | None |

| Name, Address and Age[1] | Position(s) Held with the Trust[2] | Term of Office and Length of Time Served[3] | Principal Occupation(s) During Past 5 Years | Number of Portfolios in Fund Complex Overseen by Trustee[4] | Other Directorships Held by Trustee[5] |
|---|---|---|---|---|---|
| Richard P. Strubel<br>Age: 64 | Trustee | Since 1987 | President, COO and Director, Unext, Inc. (provider of educational services via the internet) (1999-Present); Director, Cantilever Technologies, Inc. (a private software company) (1999-Present); Trustee, The University of Chicago (1987-Present); and Managing Director, Tandem Partners, Inc. (management services firm) (1990-1999).<br>Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies). | 62 | Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (53 Portfolios). |

**Interested Trustees**

| Name, Address and Age[1] | Position(s) Held with the Trust[2] | Term of Office and Length of Time Served[3] | Principal Occupation(s) During Past 5 Years | Number of Portfolios in Fund Complex Overseen by Trustee[4] | Other Directorships Held by Trustee[5] |
|---|---|---|---|---|---|
| *Gary D. Black<br>Age: 43 | Trustee | Since 2002 | Managing Director, Goldman Sachs (June 2001-Present); Executive Vice President, AllianceBernstein (investment adviser) (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (investment adviser) (January 1999-October 2000); and Senior Research Analyst Sanford Bernstein (investment adviser) (February 1992-December 1998).<br>Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies). | 62 | None |
| *James McNamara<br>Age: 40 | Trustee<br>&<br>Vice President | Since 2002<br><br>Since 2001 | Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998).<br>Vice President — Goldman Sachs Mutual Fund Complex (registered investment companies).<br>Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies). | 62 | None |
| *Alan A. Shuch<br>Age: 53 | Trustee | Since 1990 | Advisory Director — GSAM (May 1999-Present); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999).<br>Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies). | 62 | None |

| Name, Address and Age[1] | Position(s) Held with the Trust[2] | Term of Office and Length of Time Served[3] | Principal Occupation(s) During Past 5 Years | Number of Portfolios in Fund Complex Overseen by Trustee[4] | Other Directorships Held by Trustee[5] |
|---|---|---|---|---|---|
| *Kaysie P. Uniacke<br>Age: 42 | Trustee<br>&<br>President | Since 2001<br><br>Since 2002 | Managing Director, GSAM (1997-Present).<br><br>Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).<br><br>President — Goldman Sachs Mutual Fund Complex (2002-Present) (registered investment companies).<br><br>Assistant Secretary — Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies). | 62 | None |

---

\* These persons are considered to be "Interested Trustees" because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs, One New York Plaza, 37th Floor, New York, New York, 10004, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees, which may be changed by the Trustees without shareholder vote); or (d) the termination of the Trust.

[4] The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of August 31, 2003, the Trust consisted of 56 portfolios, including the Funds described in this Annual Report, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., "public companies") or other investment companies registered under the Act.

Additional information about the Trustees is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

**Officers of the Trust\***

| Name, Address and Age | Position(s) Held With the Trust | Term of Office and Length of Time Served[1] | Principal Occupation(s) During Past 5 Years |
|---|---|---|---|
| Kaysie P. Uniacke<br>32 Old Slip<br>New York, NY 10005<br>Age: 42 | President &<br>Trustee | Since 2002<br><br>Since 2001 | Managing Director, GSAM (1997-Present).<br><br>Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).<br><br>President — Goldman Sachs Mutual Fund Complex (registered investment companies).<br><br>Assistant Secretary — Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies). |
| John M. Perlowski<br>32 Old Slip<br>New York, NY 10005<br>Age: 38 | Treasurer | Since 1997 | Vice President, Goldman Sachs (July 1995-Present).<br><br>Treasurer — Goldman Sachs Mutual Fund Complex (registered investment companies). |
| James A. Fitzpatrick<br>4900 Sears Tower<br>Chicago, IL 60606<br>Age: 43 | Vice President | Since 1997 | Managing Director, Goldman Sachs (October 1999-Present); and Vice President of GSAM (April 1997-December 1999).<br><br>Vice President — Goldman Sachs Mutual Fund Complex (registered investment companies). |
| James McNamara<br>32 Old Slip<br>New York, NY 10005<br>Age: 40 | Vice President &<br>Trustee | Since 2001<br><br>Since 2002 | Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993 — April 1998).<br><br>Vice President — Goldman Sachs Mutual Fund Complex (registered investment companies).<br><br>Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies). |
| Howard B. Surloff<br>One New York Plaza<br>37th Floor<br>New York, NY 10004<br>Age: 38 | Secretary | Since 2001 | Managing Director, Goldman Sachs (November 2002-Present); Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (December 1997-Present).<br><br>Secretary — Goldman Sachs Mutual Fund Complex (registered investment companies) (2001-Present) and Assistant Secretary prior thereto. |

[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

\* Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

**Goldman Sachs Trust — International Equity Funds — Tax Information (Unaudited)**

From distributions paid during the year ended August 31, 2003, the total amount of income received by the International Equity and European Equity Funds from sources within foreign countries and possessions of the United States was $0.0517 and $0.0336 per share, respectively, all of which is attributable to qualified passive income. The total amount of taxes paid by the International Equity and European Equity Funds to such countries was $0.0366 and $0.0281 per share, respectively. A separate notice containing the country-by-country components of these totals has been previously mailed to shareholders.

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# Goldman Sachs Funds

**Goldman Sachs** is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P.** and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $335.8 billion in assets under management as of June 30, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

## THE GOLDMAN SACHS ADVANTAGE

**Our goal is to deliver:**

### Strong, Consistent Investment Results

- **Global Resources and Global Research**
- **Team Approach**
- **Disciplined Processes**

### Innovative, Value-Added Investment Products

- **Thoughtful Solutions**
- **Risk Management**

### Outstanding Client Service

- **Dedicated Service Teams**
- **Excellence and Integrity**

## GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



**International Equity Funds**
- **Asia Growth Fund**
- **Emerging Markets Equity Fund**
- **International Growth Opportunities Fund**
- **Japanese Equity Fund**
- **European Equity Fund**
- **International Equity Fund**
- **CORE[SM] International Equity Fund**

**Domestic Equity Funds**
- **Small Cap Value Fund**
- **CORE[SM] Small Cap Equity Fund**
- **Mid Cap Value Fund**
- **Concentrated Growth Fund**
- **Growth Opportunities Fund**
- **Research Select Fund[SM]**
- **Strategic Growth Fund**
- **Capital Growth Fund**
- **Large Cap Value Fund**
- **Growth and Income Fund**
- **CORE[SM] Large Cap Growth Fund**
- **CORE[SM] Large Cap Value Fund**
- **CORE[SM] U.S. Equity Fund**

**Specialty Funds**
- **Internet Tollkeeper Fund[SM]**
- **CORE[SM] Tax-Managed Equity Fund**
- **Real Estate Securities Fund**

**Asset Allocation Funds**
- **Balanced Fund**
- **Asset Allocation Portfolios**

**Fixed Income Funds**
- **High Yield Fund**
- **High Yield Municipal Fund**
- **Global Income Fund**
- **Core Fixed Income Fund**
- **Municipal Income Fund**
- **Government Income Fund**
- **Short Duration Tax-Free Fund**
- **Short Duration Government Fund**
- **Ultra-Short Duration Government Fund**
- **Enhanced Income Fund**

**Money Market Funds[1]**

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

*The Goldman Sachs Research Select Fund[SM], Internet Tollkeeper Fund[SM] and CORE[SM] are service marks of Goldman, Sachs & Co.*

GOLDMAN SACHS ASSET MANAGEMENT, L.P. 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005



GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL
Investment Adviser

GOLDMAN SACHS INTERNATIONAL
Christchurch Court
10-15 Newgate Street
London, England EC1A 7HD

Visit our internet address: www.gs.com/funds

The reports concerning the Funds included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Investors should read the Prospectus carefully before investing or sending money.

Holdings are as of August 31, 2003 and are subject to change in the future. Funds holdings of stocks or bonds should not be relied on in making investment decisions and should not be construed as research or investment advice regarding particular securities.

Stocks of smaller companies are often more volatile and present greater risks than stocks of larger companies. At times, the Fund's may be unable to sell certain of their portfolio securities without a substantial drop in price, if at all.

The Funds' investment in Japanese securities will be particularly subject to the risks of adverse social, political and economic events which occur in Japan or affect Japanese markets.

Emerging markets securities are volatile. They are subject to substantial currency fluctuations and sudden economic and political developments. At times, the Funds may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

Concentration of the Funds' assets in one or a few countries (or a particular geographic area) and currencies will subject a fund to greater risks than if a Funds' assets were not geographically concentrated.

The Funds may participate in the Initial Public Offering (IPO) market, and a portion of the Funds' returns consequently may be attributable to its investment in IPOs, which may have a magnified impact due to a Fund's small asset base. As the Fund's assets grow, it is probable that the effect of the Funds' investment in IPOs on its total returns may not be as significant.

Goldman, Sachs & Co. is the distributor of the Funds.

 Date of first use: October 30, 2003 / 03-1563 INTLAR / 35.3K / 10-03

ITEM 2.        CODE OF ETHICS.

     (a)        As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party (the "Code of Ethics"). The Code of Ethics is attached hereto as Exhibit 10(a)(1).

     (b)        During the period covered by this report, no amendments were made to the provisions of the Code of Ethics.

     (c)        During the period covered by this report, the registrant did not grant any waivers, including an implicit waiver, from any provision of the Code of Ethics.

ITEM 3.        AUDIT COMMITTEE FINANCIAL EXPERT.

The registrant's board of trustees has determined that the registrant has at least one "audit committee financial expert" (as defined in Item 3 of Form N-CSR) serving on its audit committee. John P. Coblentz, Jr. is the "audit committee financial expert" and is "independent" (as each term is defined in Item 3 of Form N-CSR).

ITEM 4.        PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable to annual reports for the year ended August 31, 2003.

ITEM 5.        AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable.

ITEM 6.        [RESERVED]

ITEM 7.        DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable.

ITEM 8.        [RESERVED]

ITEM 9.        CONTROLS AND PROCEDURES.

     (a)        The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

     (b)        There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 10.        EXHIBITS.

     (a)(1)    Goldman Sachs Trust's Code of Ethics for Principal Executive and Senior Financial Officers filed herewith.

     (a)(2)    Exhibit 99.CERT                    Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith.

     (b)        Exhibit 99.906CERT              Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By:  /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
Chief Executive Officer
Goldman Sachs Trust

Date:  November 5, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:  /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
Chief Executive Officer
Goldman Sachs Trust

Date:  November 5, 2003

By:  /s/ John M. Perlowski
_____

John M. Perlowski
Chief Financial Officer
Goldman Sachs Trust

Date:  November 5, 2003